Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

KB Financial Group Inc. and Subsidiaries

Page(s)
Report on Review of Condensed Consolidated Interim Financial Statements	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3

Consolidated Interim Statements of Comprehensive Income	4-5

Consolidated Interim Statements of Changes in Equity	6

Consolidated Interim Statements of Cash Flows	7-8

Notes to the Consolidated Interim Financial Statements	9

Report on Review of Condensed Consolidated Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and the Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These condensed consolidated interim financial statements consist of the consolidated interim statement of financial position of the Group as at September 30, 2023, and the related consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2023, and consolidated interim statements of changes in equity and cash flows for the nine-month period ended September 30, 2023, and a summary of material accounting policy information and other selected explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

The consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2022, changes in equity and cash flows for the nine-month period ended September 30, 2022 were reviewed by another auditor who expressed their review conclusion that nothing has come to their attention that causes them to believe the condensed consolidated interim financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting on November 14, 2022. These condensed consolidated interim financial statements that another auditor had reviewed have not reflected the adjustments described in Note 2 of the accompanying condensed consolidated interim financial statements. The accompanying condensed comparative consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2022, changes in equity, and cash flows for the nine-month period ended September 30, 2022, reflected the adjustments.

The consolidated statement of financial position as of December 31, 2022, and the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, were audited by another auditor who expressed an unqualified opinion on those statements on March 7, 2023. The consolidated financial statements that another auditor expressed an unqualified opinion were prepared before the adjustments described in Note 2 of Korean IFRS 1117 Insurance Contract. The consolidated statement of financial position as of December 31, 2022, presented herein for comparative purposes, has been restated to reflect the adjustments described in Note 2.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea
November 14, 2023

This report is effective as of November 14, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

September 30, 2023 and December 31, 2022

(in millions of Korean won)

	Notes	September 30, 2023 (Unaudited)		December 31, 2022
Assets
Cash and due from financial institutions	4,6,7,31	~~W~~	31,946,108	~~W~~	32,474,750
Financial assets at fair value through profit or loss	4,6,11		72,864,006		70,092,497
Derivative financial assets	4,6,8		8,896,568		9,446,580
Loans measured at amortized cost	4,6,9,10		441,720,666		433,038,931
Financial investments	4,6,11		118,515,970		115,452,659
Investments in associates and joint ventures	12		662,676		682,670
Insurance contract assets	30		215,877		83,304
Reinsurance contract assets	30		1,686,854		1,495,966
Property and equipment			4,943,042		4,991,467
Investment property			3,614,737		3,148,340
Intangible assets			1,986,101		1,858,470
Net defined benefit assets	19		459,908		478,934
Current income tax assets			262,901		204,690
Deferred income tax assets	13,26		245,280		188,372
Assets held for sale			223,245		211,758
Other assets	4,6		28,195,900		14,815,438

Total assets		~~W~~	716,439,839	~~W~~	688,664,826

Liabilities
Financial liabilities at fair value through profit or loss	4,6,14	~~W~~	10,882,676	~~W~~	12,271,604
Derivative financial liabilities	4,6,8		8,976,061		9,509,769
Deposits	4,6,15		398,943,631		393,928,904
Borrowings	4,6,16		70,352,817		71,717,366
Debentures	4,6,17		68,608,805		68,698,203
Insurance contract liabilities	30		45,858,672		45,920,012
Reinsurance contract liabilities	30		32,151		31,728
Provisions	18		972,678		933,701
Net defined benefit liabilities	19		115,602		85,745
Current income tax liabilities			320,362		998,681
Deferred income tax liabilities	13,26		2,293,697		1,574,954
Other liabilities	4,6		50,231,472		28,849,911

Total liabilities			657,588,624		634,520,578

Equity
Share capital			2,090,558		2,090,558
Hybrid securities			5,032,803		4,434,251
Capital surplus			16,643,623		16,940,731
Accumulated other comprehensive income	28		2,101,772		1,312,522
Retained earnings			31,983,338		28,922,272
Treasury shares			(967,787)		(836,188)

Equity attributable to shareholders of the Parent Company	20		56,884,307		52,864,146
Non-controlling interests			1,966,908		1,280,102

Total equity			58,851,215		54,144,248

Total liabilities and equity		~~W~~	716,439,839	~~W~~	688,664,826

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2023 and 2022

(in millions of Korean won, except per share amounts)

	Notes	2023 (Unaudited)				2022 (Unaudited)
		Three months		Nine months		Three months		Nine months
Interest income		~~W~~	7,413,308	~~W~~	21,410,551	~~W~~	5,373,772	~~W~~	14,373,532
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			7,045,473		20,356,792		5,144,402		13,738,792
Interest income from financial instruments at fair value through profit or loss			361,923		1,036,549		225,502		621,651
Insurance finance interest income			5,912		17,210		3,868		13,089
Interest expense			(4,325,760)		(12,563,740)		(2,445,744)		(5,972,741)
Interest expense			(3,903,367)		(11,271,663)		(2,033,386)		(4,784,540)
Insurance finance interest expense			(422,393)		(1,292,077)		(412,358)		(1,188,201)

Net interest income	5,21		3,087,548		8,846,811		2,928,028		8,400,791

Fee and commission income			1,292,826		3,989,242		1,273,764		3,923,997
Fee and commission expense			(391,415)		(1,222,421)		(401,086)		(1,159,507)

Net fee and commission income	5,22		901,411		2,766,821		872,678		2,764,490

Insurance income			2,886,337		8,223,836		2,703,674		7,487,792
Insurance income			2,612,683		7,674,661		2,420,700		7,061,995
Reinsurance income			273,654		549,175		282,974		425,797
Insurance expense			(2,486,595)		(7,011,973)		(2,311,517)		(6,280,064)
Insurance service expense			(2,262,026)		(6,382,895)		(2,115,598)		(5,729,582)
Reinsurance expense			(224,569)		(629,078)		(195,919)		(550,482)

Net insurance income	5,30		399,742		1,211,863		392,157		1,207,728

Net gains (losses) on financial instruments at fair value through profit or loss	5,23		7,441		1,166,755		(809,318)		(2,008,114)

Other insurance finance income	30		161,402		(59,747)		259,595		915,347

Net other operating expenses	5,24		(591,060)		(1,309,268)		(57,151)		(811,307)

General and administrative expenses	5,19,25		(1,564,691)		(4,723,919)		(1,539,246)		(4,573,478)

Operating income before provision for credit losses	5		2,401,793		7,899,316		2,046,743		5,895,457

Provision for credit losses	5,7,9,10,18		(448,685)		(1,768,170)		(312,914)		(788,457)

Net operating income	5		1,953,108		6,131,146		1,733,829		5,107,000

Share of profit (loss) of investments in associates and joint ventures	5		7,659		12,108		5,778		(14,081)
Net other non-operating income (expenses)	5		(51,079)		(244,042)		108,075		329,862

Net non-operating income (expenses)			(43,420)		(231,934)		113,853		315,781

Profit before income tax expense	5		1,909,688		5,899,212		1,847,682		5,422,781

Income tax expense	5,26		(567,718)		(1,553,257)		(487,675)		(1,376,754)

Profit for the period	5		1,341,970		4,345,955		1,360,007		4,046,027

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2023 and 2022 (cont’d)

(in millions of Korean won, except per share amounts)

	Notes	2023 (Unaudited)				2022 (Unaudited)
		Three months		Nine months		Three months		Nine months
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		~~W~~	(10,560)		(620)	~~W~~	(8,764)		(40,476)
Share of other comprehensive loss of associates and joint ventures			—		(2)		(2)		(4)
Gains (losses) on equity securities at fair value through other comprehensive income			(12,352)		(25,723)		(223,741)		(941,040)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			(708)		(51,293)		13,489		20,723

			(23,620)		(77,638)		(219,018)		(960,797)

Items that may be reclassified subsequently to profit or loss:
Currency translation differences			72,968		164,926		440,711		706,505
Losses on debt securities at fair value through other comprehensive income			(625,121)		201,403		(1,580,857)		(6,254,156)
Share of other comprehensive income (loss) of associates and joint ventures			594		(587)		(416)		(393)
Gains (losses) on cash flow hedging instruments	8		(33,652)		(47,884)		(41,859)		(20,628)
Gains (losses) on hedging instruments of net investments in foreign operations	8		(30,506)		(69,902)		(137,354)		(233,337)
Insurance finance income (expense)	30		824,893		648,879		1,544,941		6,660,552

			209,176		896,835		225,166		858,543

Other comprehensive income (loss) for the period, net of tax			185,556		819,197		6,148		(102,254)

Total comprehensive income (loss) for the period		~~W~~	1,527,526	~~W~~	5,165,152	~~W~~	1,366,155	~~W~~	3,943,773

Profit attributable to:	5
Shareholders of the Parent Company		~~W~~	1,373,755	~~W~~	4,370,442	~~W~~	1,367,760	~~W~~	4,038,283
Non-controlling interests			(31,785)		(24,487)		(7,753)		7,744

		~~W~~	1,341,970	~~W~~	4,345,955	~~W~~	1,360,007	~~W~~	4,046,027

Total comprehensive income (loss) for the period attributable to:
Shareholders of the Parent Company		~~W~~	1,565,439	~~W~~	5,186,159	~~W~~	1,355,547	~~W~~	3,902,079
Non-controlling interests			(37,913)		(21,007)		10,608		41,694

		~~W~~	1,527,526	~~W~~	5,165,152	~~W~~	1,366,155	~~W~~	3,943,773

Earnings per share (in Korean won)	29
Basic earnings per share		~~W~~	3,456	~~W~~	10,988	~~W~~	3,422	~~W~~	10,144
Diluted earnings per share			3,380		10,740		3,346		9,912

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2023 and 2022

(in millions of Korean won)

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non-controlling interests		Total equity
Balance as of January 1, 2022	~~W~~	2,090,558	~~W~~	2,838,221	~~W~~	16,940,231	~~W~~	1,047,274	~~W~~	7,671	~~W~~	25,672,815	~~W~~	(1,136,188)	~~W~~	833,338	~~W~~	48,293,920

Changes in accounting policies		—		—		—		367,477		—		748,903		—		—		1,116,380
Balance as of January 1, 2022 (After the restatement)		2,090,558		2,838,221		16,940,231		1,414,751		7,671		26,421,718		(1,136,188)		833,338		49,410,300
Comprehensive income for the period
Profit for the period		—		—		—		—		—		4,038,283		—		7,744		4,046,027
Remeasurements of net defined benefit liabilities		—		—		—		(41,208)		—		—		—		732		(40,476)
Currency translation differences		—		—		—		679,485		(7,671)		—		—		34,691		706,505
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		(7,435,923)		—		242,200		—		(1,473)		(7,195,196)
Share of other comprehensive income of associates and joint ventures		—		—		—		(397)		—		—		—		—		(397)
Losses on cash flow hedging instruments		—		—		—		(20,628)		—		—		—		—		(20,628)
Losses on hedging instruments of net investments in foreign operations		—		—		—		(233,337)		—		—		—		—		(233,337)
Insurance finance income		—		—		—		6,660,552		—		—		—		—		6,660,552
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		20,723		—		—		—		—		20,723

Total comprehensive income for the period		—		—		—		(370,733)		(7,671)		4,280,483		—		41,694		3,943,773

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(853,299)		—		—		(853,299)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		—		(389,634)		—		—		(389,634)
Issuance of hybrid securities		—		1,596,030		—		—		—		—		—		434,090		2,030,120
Dividends on hybrid securities		—		—		—		—		—		(85,699)		—		(30,732)		(116,431)
Retirement of treasury shares		—		—		—		—		—		(300,000)		300,000		—		—
Others		—		—		500		—		—		—		—		262,894		263,394

Total transactions with shareholders		—		1,596,030		500		—		—		(1,628,632)		300,000		666,252		934,150

Balance as of September 30, 2022 (Unaudited)	~~W~~	2,090,558	~~W~~	4,434,251	~~W~~	16,940,731	~~W~~	1,044,018	~~W~~	—	~~W~~	29,073,569	~~W~~	(836,188)	~~W~~	1,541,284	~~W~~	54,288,223

Balance as of January 1, 2023	~~W~~	2,090,558	~~W~~	4,434,251	~~W~~	16,940,731	~~W~~	1,312,521	~~W~~	—	~~W~~	28,922,273	~~W~~	(836,188)	~~W~~	1,280,102	~~W~~	54,144,248

Comprehensive income for the period
Profit for the period		—		—		—		—		—		4,370,442		—		(24,487)		4,345,955
Remeasurements of net defined benefit liabilities		—		—		—		(1,349)		—		—		—		729		(620)
Currency translation differences		—		—		—		162,050		—		—		—		2,876		164,926
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		149,339		—		26,466		—		(125)		175,680
Share of other comprehensive income of associates and joint ventures		—		—		—		(589)		—		—		—		—		(589)
Losses on cash flow hedging instruments		—		—		—		(47,884)		—		—		—		—		(47,884)
Losses on hedging instruments of net investments in foreign operations		—		—		—		(69,902)		—		—		—		—		(69,902)
Insurance finance income		—		—		—		648,879		—		—		—		—		648,879
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(51,293)		—		—		—		—		(51,293)

Total comprehensive income for the period		—		—		—		789,251		—		4,396,908		—		(21,007)		5,165,152

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(564,970)		—		—		(564,970)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		—		(391,933)		—		—		(391,933)
Issuance of hybrid securities		—		598,552		—		—		—		—		—		429,079		1,027,631
Dividends on hybrid securities		—		—		—		—		—		(136,844)		—		(48,724)		(185,568)
Acquisition of treasury shares												—		(373,695)				(373,695)
Retirement of treasury shares		—		—		—		—		—		(242,096)		242,096		—		—
Chages in ownership interests in subsidairies		—		—		(289,930)		—		—		—		—		349,201		59,271
Others		—		—		(7,178)		—		—		—		—		(21,743)		(28,921)

Total transactions with shareholders		—		598,552		(297,108)		—		—		(1,335,843)		(131,599)		707,813		(458,185)

Balance as of September 30, 2023 (Unaudited)	~~W~~	2,090,558	~~W~~	5,032,803	~~W~~	16,643,623	~~W~~	2,101,772	~~W~~	—	~~W~~	31,983,338	~~W~~	(967,787)	~~W~~	1,966,908	~~W~~	58,851,215

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2023 and 2022

(in millions of Korean won)

	Notes	2023 (Unaudited)		2022 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	4,345,955	~~W~~	4,046,027

Adjustment for non-cash items
Net losses (gains) on financial assets at fair value through profit or loss			(541,537)		1,627,529
Net losses on derivative financial instruments for hedging purposes			105,400		305,561
Provision for credit losses			1,768,170		788,457
Net losses (gains) on financial investments			127,600		116,350
Share of loss (profit) of associates and joint ventures			(12,108)		14,081
Depreciation and amortization expense			633,417		593,912
Other net losses (gains) on property and equipment/intangible assets			167,165		(255,819)
Share-based payments			59,435		24,359
Provision for policy reserves			—		(152)
Post-employment benefits			115,406		165,142
Net interest income			207,383		66,975
Losses (gains) on foreign currency translation			(82,607)		(948,879)
Insurance finance income			(5,912,989)		(6,259,889)
Reinsurance finance expense			833,477		676,550
Other expenses			535,618		581,758

			(1,996,170)		(2,504,065)

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(2,621,024)		3,864,669
Derivative financial instruments			(84,235)		501,214
Loans measured at fair value through other comprehensive income			(282,095)		(138,560)
Loans measured at amortized cost			(10,307,577)		(36,917,621)
Current income tax assets			(58,211)		(142,883)
Deferred income tax assets			(54,077)		(144,674)
Other assets			(11,439,090)		(12,784,210)
Financial liabilities at fair value through profit or loss			(1,476,930)		1,690,963
Deposits			4,674,976		15,486,509
Current income tax liabilities			(678,319)		317,798
Deferred income tax liabilities			458,619		2,361,205
Other liabilities			19,494,791		11,039,382
Insurance contract assets			(132,573)		(73,892)
Reinsurance contract assets			(1,015,697)		(761,578)
Insurance contract liabilities			6,708,415		6,502,753
Reinsurance contract liabilities			3,946		(72,100)
Investment contract liabilities			(234,378)		55,514

			2,956,541		(9,215,511)

Net cash outflow from operating activities			5,306,326		(7,673,549)

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Nine-Month Periods Ended June 30, 2023 and 2022 (cont’d)

(in millions of Korean won)

	Notes	2023 (Unaudited)		2022 (Unaudited)
Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			(42,094)		(121,646)
Disposal of financial asset at fair value through profit or loss			8,739,818		7,404,303
Acquisition of financial asset at fair value through profit or loss			(8,384,554)		(7,833,971)
Disposal of financial investments			30,865,620		17,474,401
Acquisition of financial investments			(32,901,359)		(29,984,285)
Disposal of investments in associates and joint ventures			63,748		137,789
Acquisition of investments in associates and joint ventures			(51,954)		(401,694)
Disposal of property and equipment			7,762		27,811
Acquisition of property and equipment			(190,037)		(149,255)
Disposal of investment property			—		1,282,722
Acquisition of investment property			(122,645)		—
Disposal of intangible assets			5,222		5,848
Acquisition of intangible assets			(288,126)		(158,755)
Net cash flows from changes in ownership of subsidiaries			495,842		745,403
Others			(214,540)		36,165

Net cash outflow from investing activities			(2,017,297)		(11,535,164)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(43,373)		24,195
Net Increase (decrease) in borrowings			(2,563,050)		11,531,881
Increase in debentures			40,673,371		48,015,585
Decrease in debentures			(41,269,378)		(44,846,044)
Increase in other payables to trust accounts			1,905,161		—
Decrease in other payables to trust accounts			—		(1,103,799)
Dividends paid			(956,902)		(1,242,933)
Issuance of hybrid securities			598,552		1,596,030
Dividends paid on hybrid securities			(136,844)		(85,699)
Acquisition of treasury shares			(373,695)		—
Redemption of principal elements of lease payments			(208,309)		(192,122)
Increase in non-controlling interests			729,557		403,358
Others			(286,017)		512,675

Net cash inflow from financing activities			(1,930,927)		14,613,127

Effect of exchange rate changes on cash and cash equivalents			64,899		483,306

Net decrease in cash and cash equivalents			1,423,001		(4,112,280)
Cash and cash equivalents at the beginning of the period	31		26,534,798		26,033,162

Cash and cash equivalents at the end of the period	31	~~W~~	27,957,799	~~W~~	21,920,882

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations. The Parent Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The Parent Company’s headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd. which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022. Then in January 2023, it merged with another existing KB Life Insurance Co., Ltd. The Parent Company sold 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.

The Parent Company’s share capital as of September 30, 2023, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying condensed consolidated interim financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

The Group’s condensed consolidated interim financial statements for the nine-month period ended September 30, 2023, have been prepared in accordance with Korean IFRS No.1034 Interim Financial Reporting and contain less information than is required in annual consolidated financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Group since the end of the previous annual reporting period. These condensed consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of September 30, 2023.

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023.

•	Amendments to Korean IFRS No.1117 Insurance Contract

2.1.1.1 Major Accounting Policy Changes

Korean IFRS No.1117, ‘Insurance Contracts’, which replaces Korean IFRS No.1104, ‘Insurance Contracts’, is effective for fiscal years beginning on or after January 1, 2023. The main features of Korean IFRS No.1117 are the measurement of current value of insurance liabilities, recognition of insurance revenue on an accrual basis, and separation of investment components from host insurance contract. In other words, according to Korean IFRS No.1104, insurance liabilities are measured using past information (interest rates at the time of insurance sales, etc.), and when the company receives premiums, the premiums received are recognized as insurance revenue on a cash basis. On the other hand, according to Korean IFRS No.1117, insurance liabilities are measured at current value using a discount rate that reflects assumptions and risks at the present time (reporting time), and insurance revenue reflects services provided by insurance companies to policyholders for each fiscal year. Therefore, revenue is recognized on an accrual basis, and investment components are separated from host insurance contract. When an insurance company prepares financial statements by applying Korean IFRS No.1117, significant differences from the past financial statements are as follows.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

(Measurement of Insurance liabilities, etc.)

Under Korean IFRS No.1117, the Group estimates all cash flows from insurance contracts and measures the insurance liabilities using discount rate that reflects assumptions and risks at the reporting date.

In detail, the Group identifies a group and portfolio of insurance contracts that are onerous based on the possibility of becoming onerous, similar risks and managed together. The possibility of becoming onerous of insurance contracts is determined by risk adjustment for non-financial risk and the ratio of contractual service margin at the initial recognition of the insurance contract. The Group determines the minimum level of group of insurance contracts at initial recognition as unit of account; and the level of the group determined is not reassessed subsequently. The Group does not include contracts issued more than one year apart within the same group of insurance contracts, except addressed in transition clauses.

The groups of insurance contracts are measured as the sum of the estimate of future cash flows (including cash flows related to policy loans and reflecting time value of money, etc.), risk adjustment, and the contractual service margin. With the adoption of Korean IFRS No.1117, account of the contractual service margin was introduced, which means unearned profit that would be recognized by providing insurance service in the future.

Meanwhile, reinsurance contracts mean insurance contracts issued by a reinsurance company to compensate claims arising from original insurance contracts issued by other insurance companies. The groups of insurance contracts also apply assumptions consistent with the groups of original insurance contracts when estimating the present value of future cash flows for the groups of insurance contracts ceded.

(Recognition and measurement of financial performance)

Under Korean IFRS No.1117, the Group recognizes insurance revenue on an accrual basis for services (insurance coverage) provided to the policyholder by each annual reporting period, excluding investment component (refunds due to termination and maturity) to be paid to the policyholder regardless of the insured event.

The Group also includes the time value of money, financial risk and effects of their fluctuations related to the group of insurance contracts and the Group has selected accounting policy whether the insurance finance income or expenses for the periods are disaggregated to profit or loss, or other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

(Accounting policy for transition of insurance contracts)

Under transition requirements of Korean IFRS No.1117, the Group shall adjust the original cost-based measurement to current measurement by applying the fully retrospective approach, modified retrospective approach or fair value approach, for the group of insurance contracts issued before the transition date (the beginning of the annual reporting period immediately preceding initial application date of January 1, 2022).

In principle, the Group shall identify, recognize and measure (the fully retrospective approach) each group of insurance contracts as if Korean IFRS No.1117 had always applied before the transition date. If this method is impracticable, the Group can apply the modified retrospective approach or the fair value approach. However, the fair value approach can be applied even though it is possible to apply the fully retrospective approach for the group of insurance contracts with direct participation features that meet specific requirements.

Meanwhile, the modified retrospective approach is a way to obtain results very close to the fully retrospective approach by using all reasonable and supportable information available without undue cost or effort. The fair value approach is a way to measure group of insurance contracts using fair value measurements based on Korean IFRS No.1113 Fair Value Measurements. When applying the fair value approach, contractual service margin or loss component of the liability for remaining coverage at the transition date are measured as the difference between the fair value of a group of insurance contracts at that date and the fulfilment cash flows measured at that date.

KB Life Insurance Co., Ltd. applied the fully retrospective approach for the group of insurance contracts issued within three years before the transition date as of January 1, 2022 (the contracts issued from 2019 to 2021); and applied the fair value approach for the group of insurance contracts issued three years before the transition date (the contracts issued before 2019). Especially, when applying the fully retrospective approach for the group of insurance contracts that former Prudential Life Insurance Company of Korea Ltd. had, the contractual service margin thereof for initial recognition was measured applying the fair value of the business combination in accordance with Korean IFRS No. 1117 paragraph for ‘initial recognition of transfers of insurance contracts and business combinations’.

Additionally, KB Insurance Co., Ltd. applied the fully retrospective approach for the group of insurance contracts issued within four years before the transition date (the contracts issued from 2018 to 2021); and applied the fair value approach for the group of insurance contracts issued more than four years before the transition date (the contracts issued before 2018).

Under Korean IFRS No. 1117, the Group measures insurance liabilities at their present value using a discount rate that reflects assumptions and risks at current point in time (the reporting date). Generally, the general model is applied to general life insurance contracts, while the premium allocation approach is used for general non-life insurance contracts with a guaranteed period of one year or less at the initial recognition date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

Changes in major accounting policies following the application of Korean IFRS No.1117 are shown in the table below.

	Korean IFRS No.1104	Korean IFRS No.1117
Insurance contract liability measurement	Measured at cost using past information	Measured at current value using information at the time of reporting

Necessary to select a conversion method that adjusts the past group of insurance contracts to the current value at the date of conversion.

(Complete/modified retrospective method or fair value method applied)

Recognition of insurance revenue	Application of the cash basis in which premiums received are recognized as insurance revenue	Recognition of revenue by reflecting services provided to contractors by the Group for each fiscal year (accrual basis)
	Investment-type items such as cancellation and maturity refunds are also included in insurance income.	Investment components (cancellation, maturity refund) are excluded from insurance income
Insurance contract loan	Recognized as a separate asset	Recognition as included in insurance contract liabilities
Unamortized new contract costs	Unamortized new contract costs are recorded as a separate asset	Unamortized new contract costs are not separately recognized.
	Insurance contract liabilities are evaluated based on net insurance premiums (excluding business expenses)	Insurance contract liabilities are evaluated based on operating insurance premiums (including business expenses)

(Changes in the consolidated statement of financial position and consolidated statement of comprehensive income)

The effect of the change in accounting policy following the initial application of Korean IFRS No.1117 to the consolidated statement of financial position as of December 31, 2022 and the consolidated statement of comprehensive income for the nine-month period ended September 30, 2022 is as follows.

When applying Korean IFRS No.1117, the Group’s assets, liabilities and equity as of December 31, 2022 are ~~W~~ 688,664,826 million, ~~W~~ 634,520,578 million, and ~~W~~ 54,144,248 million, respectively, and profit and total comprehensive income for the nine-month period ended September 30, 2022 are ~~W~~ 4,046,027 million and ~~W~~ 3,943,773 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

Compared to Korean IFRS No.1104, the Group’s assets and liabilities as of December 31, 2022 decreased by ~~W~~ 12,506,022 million and ~~W~~ 17,007,356 million, respectively, and its equity increased by ~~W~~ 4,501,334 million. Profit, profit attributable to shareholders of the Parent Company and total comprehensive income for the nine-month period ended September 30, 2022 increased by ~~W~~ 10,361 million, ~~W~~ 10,348 million and ~~W~~ 3,864,498 million, respectively.

1) Consolidated statement of financial position as of December 31, 2022

(In millions of Korean won)

Korean IFRS No.1104			Korean IFRS No.1117			Net increase (decrease)
Assets			Assets
Cash and due from financial institutions	~~W~~	32,063,421	Cash and due from financial institutions	~~W~~	32,474,750	~~W~~	411,329
Financial assets at fair value through profit or loss		64,935,344	Financial assets at fair value through profit or loss		70,092,497		5,157,153
Derivative financial assets		9,446,134	Derivative financial assets		9,446,580		446
Loans measured at amortized cost		436,530,502	Loans measured at amortized cost		433,038,931		(3,491,571)
Financial investments		116,588,575	Financial investments		115,452,659		(1,135,916)
Investments in associates and joint ventures		682,670	Investments in associates and joint ventures		682,670		—
			Insurance contract assets		83,304		83,304
			Reinsurance contract assets		1,495,966		1,495,966
Property and equipment		4,991,467	Property and equipment		4,991,467		—
Investment properties		3,148,340	Investment properties		3,148,340		—
Intangible assets		3,200,399	Intangible assets		1,858,470		(1,341,929)
Net defined benefit assets		478,934	Net defined benefit assets		478,934		—
Current income tax assets		204,690	Current income tax assets		204,690		—
Deferred income tax assets		251,085	Deferred income tax assets		188,372		(62,713)
Assets held for sale		211,758	Assets held for sale		211,758		—
Other assets		28,437,529	Other assets		14,815,438		(13,622,091)

Total assets	~~W~~	701,170,848	Total assets	~~W~~	688,664,826	~~W~~	(12,506,022)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

1) Consolidated statement of financial position as of December 31, 2022 (cont’d)

(In millions of Korean won)

Korean IFRS No.1104			Korean IFRS No.1117			Net increase (decrease)
Liabilities			Liabilities
Financial liabilities at fair value through profit or loss	~~W~~	12,271,604	Financial liabilities at fair value through profit or loss	~~W~~	12,271,604	~~W~~	—
Derivative financial liabilities		9,506,709	Derivative financial liabilities		9,509,769		3,060
Deposits		388,888,452	Deposits		393,928,904		5,040,452
Borrowings		71,717,366	Borrowings		71,717,366		—
Debentures		68,698,203	Debentures		68,698,203		—
Insurance contract liabilities		58,230,303	Insurance contract liabilities		45,920,012		(12,310,291)
			Reinsurance contract liabilities		31,728		31,728
Provisions		968,819	Provisions		933,701		(35,118)
Net defined benefit liabilities		85,745	Net defined benefit liabilities		85,745		—
Current income tax liabilities		997,675	Current income tax liabilities		998,681		1,006
Deferred Income tax liabilities		22,693	Deferred Income tax liabilities		1,574,954		1,552,261
Other liabilities		40,140,365	Other liabilities		28,849,911		(11,290,454)

Total liabilities	~~W~~	651,527,934	Total liabilities	~~W~~	634,520,578	~~W~~	(17,007,356)

Equity			Equity
Share capital	~~W~~	2,090,558	Share capital	~~W~~	2,090,558	~~W~~	—
Hybrid securities		4,434,251	Hybrid securities		4,434,251		—
Capital surplus		16,940,731	Capital surplus		16,940,731		—
Accumulated other comprehensive income		(2,713,053)	Accumulated other comprehensive income		1,312,522		4,025,575
Retained earnings		28,446,513	Retained earnings		28,922,272		475,759
Treasury stock		(836,188)	Treasury stock		(836,188)		—
Non-controlling interests		1,280,102	Non-controlling interests		1,280,102		—

Total equity	~~W~~	49,642,914	Total equity	~~W~~	54,144,248	~~W~~	4,501,334

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

2) Consolidated statement of comprehensive income for the nine-month period ended September 30, 2022

(In millions of Korean won)

Korean IFRS No.1104			Korean IFRS No.1117			Net increase (decrease)
Net interest income	~~W~~	9,661,500	Net interest income*	~~W~~	8,400,791	~~W~~	(1,260,709)
Interest income		14,377,071	Interest income		14,373,532		(3,539)
Interest income on financial instruments measured at fair value through other comprehensive income and amortized cost		13,793,495	Interest income on financial instruments measured at fair value through other comprehensive income and amortized cost		13,738,792		(54,703)
Interest income on financial instruments measured at fair value through profit or loss		583,576	Interest income on financial instruments measured at fair value through profit or loss		621,651		38,075
			Insurance finance interest income		13,089		13,089
Interest expenses		(4,715,571)	Interest expenses		(5,972,741)		(1,257,170)
Interest expenses		(4,715,571)	Interest expenses		(4,784,540)		(68,969)
			Insurance finance interest expense		(1,188,201)		(1,188,201)
Net fee and commission income		2,603,743	Net fee and commission income		2,764,490		160,747
Fee and commission income		3,916,286	Fee and commission income		3,923,997		7,711
Fee and commission expense		(1,312,543)	Fee and commission expense		(1,159,507)		153,036
Net insurance income		407,760	Insurance service result		1,207,728		799,968
Insurance income		13,142,790	Insurance income		7,487,792		(5,654,998)
Insurance income		13,142,790	Insurance income		7,061,995		(6,080,795)
			Reinsurance income		425,797		425,797
Insurance expense		(12,735,030)	Insurance expense		(6,280,064)		6,454,966
Insurance expense		(12,735,030)	Insurance service expense		(5,729,582)		7,005,448
			Reinsurance expense		(550,482)		(550,482)
Net gains (losses) on financial instruments at fair value through profit or loss		(526,154)	Net gains (losses) on financial instruments at fair value through profit or loss		(2,008,114)		(1,481,960)
			Other insurance finance income		915,347		915,347
Net other operating expenses		(1,090,658)	Net other operating expenses		(811,307)		279,351
General and administrative expenses		(5,180,139)	General and administrative expenses		(4,573,478)		606,661
Operating profit before credit loss allowance		5,876,052	Operating profit before credit loss allowance		5,895,457		19,405
Provision for credit losses		(775,124)	Provision for credit losses		(788,457)		(13,333)
Operating income		5,100,928	Operating income		5,107,000		6,072

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

2) Consolidated statement of comprehensive income for the nine-month period ended September 30, 2022 (cont’d)

(In millions of Korean won)

Korean IFRS No.1104			Korean IFRS No.1117			Net increase (decrease)
Net non-operating income	~~W~~	312,221	Net non-operating income	~~W~~	315,781	~~W~~	3,560
Share of profit of associates and joint ventures		(14,081)	Share of profit of associates and joint ventures		(14,081)		—
Net other non-operating income (expenses)		326,302	Net other non-operating income (expenses)		329,862		3,560
Profit before income tax expense		5,413,149	Profit before income tax expense		5,422,781		9,632
Income tax expense		(1,377,483)	Income tax expense		(1,376,754)		729
Profit for the period		4,035,666	Profit for the period		4,046,027		10,361
Other comprehensive income for the period, net of tax		(3,956,391)	Other comprehensive income for the period, net of tax		(102,254)		3,854,137
Comprehensive income that will not be reclassified to profit or loss		(960,355)	Comprehensive income that will not be reclassified to profit or loss		(960,797)		(442)
Comprehensive income that may be reclassified subsequently to profit or loss		(2,996,036)	Comprehensive income that may be reclassified subsequently to profit or loss		858,543		3,854,579
Total comprehensive income for the period		79,275	Total comprehensive income for the period		3,943,773		3,864,498
Profit attributable to:		4,035,666	Profit attributable to:		4,046,027		10,361
Shareholders of the Parent Company		4,027,935	Shareholders of the Parent Company		4,038,283		10,348
Non-controlling interests		7,731	Non-controlling interests		7,744		13
Total comprehensive income for the period attributable to:		79,275	Total comprehensive income for the period attributable to:		3,943,773		3,864,498
Shareholders of the Parent Company		37,580	Shareholders of the Parent Company		3,902,079		3,864,499
Non-controlling interests		41,695	Non-controlling interests		41,694		(1)

*	Includes insurance interest income and insurance interest expense on insurance contract assets and liabilities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose their material accounting policy information. IFRS Practice Statement 2 Making Materiality Judgements was amended to explain and demonstrate how to apply the concept of materiality. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements—Disclosure of gains or losses on valuation of financial liabilities with exercise price adjustment conditions

The amendments require disclosures about gains or losses on valuation occurred for the reporting period (but are limited to those included in profit or loss) for the conversion options or warrants (or financial liabilities with warrants), if all or part of the financial instrument whose exercise price is adjusted due to the issuers’ stock price fluctuations, are classified as financial liabilities according to paragraph 11 of Korean IFRS No.1032 Financial Instruments: Presentation. These amendments do not have a significant impact on the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.2 Restatement of cash flow statement for the nine-month period ended September 30, 2022

The Group had classified due from financial institutions with restriction to use, such as reserve requirement deposits, as due from financial institutions measured at amortized cost, not cash and cash equivalents until September 30, 2022; however, in accordance with the IFRS Interpretations Committee’s decision that cash and cash equivalents include restricted demand deposits, the Group has retrospectively classified due from financial institutions with restriction to use, such as reserve requirement deposits, as cash and cash equivalents from October 1, 2022. The comparative consolidated statement of cash flows have been restated to reflect these changes based on the retrospective application.

The effects on the consolidated statements of cash flows for the nine-month period ended September 30, 2022, are as follows:

(In millions of Korean won)

	2022
Increase in changes in other assets	~~W~~	(4,643,226)
Increase in effect of exchange rate changes on cash and cash equivalents in foreign currency		209,955
Increase in beginning balance of cash and cash equivalents		16,164,813
Increase in ending balance of cash and cash equivalents		11,731,543

2.1.3 The following are the accounting standards that have been established or announced but have not yet been implemented, which the Group has not applied.

•	Amendment of Korean IFRS No.1001 “Presentation of Financial Statements”– Classification of Liabilities into Current and Non-Current, and Non-current Liabilities with Covenants

Liabilities are classified as current or non-current based on their substantive rights existing at the end of the reporting period, without considering the possibility of exercising the right to delay the payment or the management’s expectations. Also, even if the transfer of equity instruments is included in the payment of liabilities, it is excluded if the option to pay with equity instruments is recognized separately from the liability in a compound financial instrument and meets the definition of equity instruments. In addition, agreements that the Group must comply with after the end of the reporting period do not affect the classification of the relevant liabilities at the end of the reporting period; further, if liabilities that must comply with agreements within 12 months after the reporting period are classified as non-current liabilities as of the end of the reporting period, the entity should disclose the risk that the liabilities may be repaid within 12 months after the reporting period. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2024. The Group expects that this amendment will not have a significant impact on the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company‘s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of the consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Significant accounting estimates and assumptions applied in the preparation of these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2022, except for the estimates used to determine income tax expense.

3. Material Accounting Policies

The material accounting policies and calculation methods applied in the preparation of these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2022, except for the impact of changes due to adopting new and amended standards and interpretations described in Note 2.1 and below paragraph.

Income tax expense for the interim period is measured applying the expected average annual income tax rate for the expected total annual income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Group by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, operational risk, interest rate risk, insurance risk, liquidity risk, credit concentration risk, strategy risk, and reputation risk are recognized as the Group’s significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Group.

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Group’s risk management detailed policies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management purposes, the Group manages all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors in an integrated way.

4.2.2 Credit risk management

The Group measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Kookmin Bank’s loan customers (individuals and corporates) are assigned a credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in Kookmin Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, Kookmin Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

KB Kookmin Card Co., Ltd.’s credit scoring system is divided into Application Scoring System (“ASS”) and Behavior Scoring System (“BSS”). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the ASS credit rating is above the standard. KB Kookmin Card Co., Ltd.’s internal information, external information from the credit bureau company and others, and personal information on the application are used to calculate the ASS credit rating. The BSS, which is recalculated on a weekly basis, predicts the delinquency probability of cardholders, and utilizes it to monitor cardholders and portfolio risk.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group of Kookmin Bank, a subsidiary, is in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group of Kookmin Bank is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Financial assets
Due from financial institutions measured at amortized cost *	~~W~~	29,368,744	~~W~~	29,912,097
Financial assets at fair value through profit or loss:
Due from financial institutions measured at fair value through profit or loss		74,143		69,469
Securities measured at fair value through profit or loss		69,081,102		65,899,397
Loans measured at fair value through profit or loss		182,689		493,562
Financial instruments indexed to the price of gold		89,491		90,006
Derivatives		8,896,568		9,446,580
Loans measured at amortized cost *		441,720,666		433,038,931
Financial investments:
Securities measured at fair value through other comprehensive income		75,351,832		76,648,353
Securities measured at amortized cost *		39,701,154		35,919,241
Loans measured at fair value through other comprehensive income		830,880		549,272
Other financial assets *		23,757,812		10,718,383

		689,055,081		662,785,291

Off-balance sheet items
Acceptances and guarantees contracts		14,212,861		12,425,753
Financial guarantee contracts		8,490,897		8,297,042
Commitments		199,223,468		188,295,902

		221,927,226		209,018,697

	~~W~~	910,982,307	~~W~~	871,803,988

*	After netting of allowance

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.4.1 Credit risk exposure

Credit qualities of loans as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)

	September 30, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	143,571,542	~~W~~	5,088,018	~~W~~	5,552	~~W~~	—	~~W~~	148,665,112
Grade 2		66,875,383		8,591,940		101,602		—		75,568,925
Grade 3		3,988,453		3,444,913		6,680		—		7,440,046
Grade 4		647,004		1,032,695		6,723		—		1,686,422
Grade 5		15,150		542,405		2,745,526		—		3,303,081

		215,097,532		18,699,971		2,866,083		—		236,663,586

Retail
Grade 1		162,370,720		4,080,355		8,705		—		166,459,780
Grade 2		8,325,855		3,572,317		34,932		—		11,933,104
Grade 3		4,975,634		1,488,581		29,739		—		6,493,954
Grade 4		225,920		360,984		28,136		—		615,040
Grade 5		173,821		919,809		1,109,568		—		2,203,198

		176,071,950		10,422,046		1,211,080		—		187,705,076

Credit card
Grade 1		11,617,442		362,516		—		—		11,979,958
Grade 2		4,939,915		832,359		—		—		5,772,274
Grade 3		1,656,310		1,538,725		—		—		3,195,035
Grade 4		7,049		295,133		—		—		302,182
Grade 5		2,924		201,375		811,522		—		1,015,821

		18,223,640		3,230,108		811,522		—		22,265,270

		409,393,122		32,352,125		4,888,685		—		446,633,932

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		790,221		—		—		—		790,221
Grade 2		40,659		—		—		—		40,659
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		830,880		—		—		—		830,880

		830,880		—		—		—		830,880

	~~W~~	410,224,002	~~W~~	32,352,125	~~W~~	4,888,685	~~W~~	—	~~W~~	447,464,812

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.4.1 Credit risk exposure (cont’d)

(In millions of Korean won)

	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	134,819,382	~~W~~	5,877,660	~~W~~	3,372	~~W~~	—	~~W~~	140,700,414
Grade 2		65,653,118		8,585,346		4,480		—		74,242,944
Grade 3		4,054,714		3,221,267		14,694		—		7,290,675
Grade 4		570,671		922,748		34,298		—		1,527,717
Grade 5		11,909		419,058		1,959,706		—		2,390,673

		205,109,794		19,026,079		2,016,550		—		226,152,423

Retail
Grade 1		164,125,295		4,240,281		11,287		—		168,376,863
Grade 2		8,100,613		3,846,756		32,878		—		11,980,247
Grade 3		4,320,640		1,477,297		25,600		—		5,823,537
Grade 4		306,655		315,357		32,330		—		654,342
Grade 5		26,013		742,720		834,178		—		1,602,911

		176,879,216		10,622,411		936,273		—		188,437,900

Credit card
Grade 1		11,547,014		1,316,136		—		—		12,863,150
Grade 2		4,390,211		1,214,946		—		—		5,605,157
Grade 3		1,142,362		1,925,145		—		—		3,067,507
Grade 4		2,227		302,736		—		—		304,963
Grade 5		666		173,049		595,101		—		768,816

		17,082,480		4,932,012		595,101		—		22,609,593

		399,071,490		34,580,502		3,547,924		—		437,199,916

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		489,445		—		—		—		489,445
Grade 2		59,827		—		—		—		59,827
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		549,272		—		—		—		549,272

		549,272		—		—		—		549,272

	~~W~~	399,620,762	~~W~~	34,580,502	~~W~~	3,547,924	~~W~~	—	~~W~~	437,749,188

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.4.1 Credit risk exposure (cont’d)

Credit qualities of loans graded according to internal credit ratings as of September 30, 2023 and December 31, 2022, are as follows:

	Range of probability of default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	106,446,846	~~W~~	7,150,411	~~W~~	392,970	~~W~~	113,990,227
Deposits and savings		1,922,890		119,062		54,280		2,096,232
Property and equipment		15,505,192		1,144,304		209,905		16,859,401
Real estate		194,574,063		16,793,549		2,282,243		213,649,855

	~~W~~	318,448,991	~~W~~	25,207,326	~~W~~	2,939,398	~~W~~	346,595,715

(In millions of Korean won)	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	100,429,157	~~W~~	7,060,738	~~W~~	301,688	~~W~~	107,791,583
Deposits and savings		1,855,720		141,016		46,984		2,043,720
Property and equipment		14,648,523		1,002,291		180,103		15,830,917
Real estate		191,121,014		15,793,644		1,708,145		208,622,803

	~~W~~	308,054,414	~~W~~	23,997,689	~~W~~	2,236,920	~~W~~	334,289,023

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)

	September 30, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	36,140,416	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	36,140,416
Grade 2		3,577,446		—		—		—		3,577,446
Grade 3		1,322		—		—		—		1,322
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		39,719,184		—		—		—		39,719,184

Securities measured at fair value through other comprehensive income
Grade 1		68,921,503		—		—		—		68,921,503
Grade 2		6,403,198		—		—		—		6,403,198
Grade 3		27,131		—		—		—		27,131
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		75,351,832		—		—		—		75,351,832

	~~W~~	115,071,016	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	115,071,016

(In millions of Korean won)
	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	~~W~~	34,211,405	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	34,211,405
Grade 2		1,713,414		—		—		—		1,713,414
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		35,924,819		—		—		—		35,924,819

Securities measured at fair value through other comprehensive income
Grade 1		70,830,502		—		—		—		70,830,502
Grade 2		5,669,442		53,861		—		—		5,723,303
Grade 3		66,797		9,169		—		—		75,966
Grade 4		13,942		4,640		—		—		18,582
Grade 5		—		—		—		—		—

		76,580,683		67,670		—		—		76,648,353

	~~W~~	112,505,502	~~W~~	67,670	~~W~~	—	~~W~~	—	~~W~~	112,573,172

*	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.5 Credit risk of securities (cont’d)

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of September 30, 2023 and December 31, 2022, are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)

	September 30, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	27,769,187	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	27,769,187
Grade 2		714,162		—		—		—		714,162
Grade 3		115,427		—		—		—		115,427
Grade 4		—		—		—		—		—
Grade 5		773,643		—		—		—		773,643

	~~W~~	29,372,419	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	29,372,419

(In millions of Korean won)
	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	~~W~~	28,023,879	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	28,023,879
Grade 2		1,428,663		—		—		—		1,428,663
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		462,298		—		—		—		462,298

	~~W~~	29,914,840	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	29,914,840

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of September 30, 2023 and December 31, 2022, are the same as the criteria for securities other than equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.7 Credit risk concentration analysis

4.2.7.1 Classifications of corporate loans by industry as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)

	September 30, 2023
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	24,497,072	10.31	~~W~~	(48,749)	~~W~~	24,448,323
Manufacturing		54,278,396	22.84		(667,320)		53,611,076
Service		105,230,684	44.27		(776,092)		104,454,592
Wholesale and retail		30,179,880	12.70		(492,066)		29,687,814
Construction		7,081,262	2.98		(263,513)		6,817,749
Public sector		2,146,857	0.90		(105,826)		2,041,031
Others		14,263,004	6.00		(241,934)		14,021,070

	~~W~~	237,677,155	100.00	~~W~~	(2,595,500)	~~W~~	235,081,655

(In millions of Korean won)

	December 31, 2022
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	23,832,403	10.49	~~W~~	(52,250)	~~W~~	23,780,153
Manufacturing		53,293,160	23.46		(575,186)		52,717,974
Service		98,549,099	43.38		(479,709)		98,069,390
Wholesale and retail		29,712,579	13.08		(352,208)		29,360,371
Construction		6,906,750	3.04		(228,782)		6,677,968
Public sector		1,940,133	0.85		(84,436)		1,855,697
Others		12,961,133	5.70		(213,205)		12,747,928

	~~W~~	227,195,257	100.00	~~W~~	(1,985,776)	~~W~~	225,209,481

4.2.7.2 Classifications of retail loans and credit card receivables as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)

	September 30, 2023
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	94,855,039	45.18	~~W~~	(222,904)	~~W~~	94,632,135
General loan		92,850,037	44.22		(1,141,657)		91,708,380
Credit card		22,265,270	10.60		(953,205)		21,312,065

	~~W~~	209,970,346	100.00	~~W~~	(2,317,766)	~~W~~	207,652,580

(In millions of Korean won)

	December 31, 2022
	Loans		%	Allowances		Carrying amount
Housing loan	~~W~~	94,767,212	44.90	~~W~~	(163,348)	~~W~~	94,603,864
General loan		93,670,687	44.38		(1,174,018)		92,496,669
Credit card		22,609,593	10.72		(837,842)		21,771,751

	~~W~~	211,047,492	100.00	~~W~~	(2,175,208)	~~W~~	208,872,284

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	29,372,419	100.00	~~W~~	(3,675)	~~W~~	29,368,744

		29,372,419	100.00		(3,675)		29,368,744

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		74,143	100.00		—		74,143

		74,143	100.00		—		74,143

Securities measured at fair value through profit or loss
Government and government funded institutions		20,205,510	29.25		—		20,205,510
Finance and insurance		36,117,808	52.28		—		36,117,808
Others		12,757,784	18.47		—		12,757,784

		69,081,102	100.00		—		69,081,102

Derivative financial assets
Government and government funded institutions		67,356	0.76		—		67,356
Finance and insurance		8,337,148	93.71		—		8,337,148
Others		492,064	5.53		—		492,064

		8,896,568	100.00		—		8,896,568

Securities measured at fair value through other comprehensive income
Government and government funded institutions		41,849,295	55.54		—		41,849,295
Finance and insurance		21,182,590	28.11		—		21,182,590
Others		12,319,947	16.35		—		12,319,947

		75,351,832	100.00		—		75,351,832

Securities measured at amortized cost
Government and government funded institutions		17,126,933	43.13		(695)		17,126,238
Finance and insurance		21,986,819	55.35		(16,365)		21,970,454
Others		605,432	1.52		(970)		604,462

		39,719,184	100.00		(18,030)		39,701,154

	~~W~~	222,495,248		~~W~~	(21,705)	~~W~~	222,473,543

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.7.3 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	~~W~~	29,914,840	100.00	~~W~~	(2,743)	~~W~~	29,912,097

		29,914,840	100.00		(2,743)		29,912,097

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		69,469	100.00		—		69,469

		69,469	100.00		—		69,469

Securities measured at fair value through profit or loss
Government and government funded institutions		16,556,811	25.12		—		16,556,811
Finance and insurance		37,674,363	57.17		—		37,674,363
Others		11,668,223	17.71		—		11,668,223

		65,899,397	100.00		—		65,899,397

Derivative financial assets
Government and government funded institutions		58,060	0.61		—		58,060
Finance and insurance		8,988,025	95.15		—		8,988,025
Others		400,495	4.24		—		400,495

		9,446,580	100.00		—		9,446,580

Securities measured at fair value through other comprehensive income
Government and government funded institutions		41,566,376	54.23		—		41,566,376
Finance and insurance		22,463,066	29.31		—		22,463,066
Others		12,618,911	16.46		—		12,618,911

		76,648,353	100.00		—		76,648,353

Securities measured at amortized cost
Government and government funded institutions		16,984,957	47.28		(3)		16,984,954
Finance and insurance		18,368,966	51.13		(5,212)		18,363,754
Others		570,896	1.59		(363)		570,533

		35,924,819	100.00		(5,578)		35,919,241

	~~W~~	217,903,458		~~W~~	(8,321)	~~W~~	217,895,137

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group calculates and manages liquidity ratio and others for all transactions and off-balance transactions related to liquidity, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of September 30, 2023 and December 31 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,452,142	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,452,142
Financial liabilities designated at fair value through profit or loss [1]		8,430,534		—		—		—		—		—		8,430,534
Derivatives held for trading [1]		8,569,979		—		—		—		—		—		8,569,979
Derivatives held for hedging [2]		43,566		(319)		12,014		51,578		16,695		5,944		129,478
Deposits [3]		168,451,436		32,215,714		75,802,232		110,755,816		16,291,356		1,150,707		404,667,261
Borrowings		11,001,909		18,755,876		8,087,617		20,837,425		12,014,169		1,120,674		71,817,670
Debentures		144,966		3,445,587		6,427,937		19,512,240		37,414,311		6,448,551		73,393,592
Lease liabilities		202		30,927		45,441		168,649		361,619		22,748		629,586
Other financial liabilities		235,850		35,549,249		156,021		293,195		997,773		430,029		37,662,117

	~~W~~	199,330,584	~~W~~	89,997,034	~~W~~	90,531,262	~~W~~	151,618,903	~~W~~	67,095,923	~~W~~	9,178,653	~~W~~	607,752,359

Off-balance sheet items
Commitments [4]	~~W~~	199,223,468	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	199,223,468
Acceptances and guarantees contracts		14,212,861		—		—		—		—		—		14,212,861
Financial guarantee contracts [5]		8,490,897		—		—		—		—		—		8,490,897

	~~W~~	221,927,226	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	221,927,226

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of September 30, 2023 and December 31 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	~~W~~	2,193,210	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,193,210
Financial liabilities designated at fair value through profit or loss [1]		10,078,394		—		—		—		—		—		10,078,394
Derivatives held for trading [1]		9,209,537		—		—		—		—		—		9,209,537
Derivatives held for hedging [2]		—		11,106		8,886		39,174		221,551		3,502		284,219
Deposits [3]		175,530,178		29,911,835		45,245,496		131,765,097		17,979,299		1,129,024		401,560,929
Borrowings		7,831,474		23,821,330		7,676,952		19,120,861		12,839,302		1,159,432		72,449,351
Debentures		11,117		4,011,679		8,353,663		20,995,587		33,216,320		6,485,136		73,073,502
Lease liabilities		164		28,079		45,200		171,449		376,159		2,839		623,890
Other financial liabilities		179,241		17,938,781		368,218		447,898		907,643		428,310		20,270,091

	~~W~~	205,033,315	~~W~~	75,722,810	~~W~~	61,698,415	~~W~~	172,540,066	~~W~~	65,540,274	~~W~~	9,208,243	~~W~~	589,743,123

Off-balance sheet items
Commitments [4]	~~W~~	188,295,902	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	188,295,902
Acceptances and guarantees contracts		12,425,753		—		—		—		—		—		12,425,753
Financial guarantee contracts [5]		8,297,042		—		—		—		—		—		8,297,042

	~~W~~	209,018,697	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	209,018,697

[1]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position. The above market risks are measured and managed by each subsidiary.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions. The entire process is carried out through consultation with the Risk Management Council and approval by the Risk Management Committee of the Group.

In the case of Kookmin Bank, a major subsidiary, the Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank’s Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and Asset Liability Management (“ALM”) operation policies and enacts and revises relevant guidelines. The Risk Management Committee and the Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and revise ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The Financial Planning Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports related matters to the management independently.

Kookmin Bank is closely monitoring the outputs of various industry groups and markets that manage the transition to the new interest rate benchmark, including announcements by LIBOR regulation authority and various consultative bodies related to the transition to alternative interest rate. In response to these announcements, Kookmin Bank has completed most of the transition and replacement plans according to LIBOR transition programs and plans consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and related matters are reported to the board of directors and consultative bodies with senior management as members. Kookmin Bank continues its efforts as a market participant to actively express opinions so that the index interest rate benchmark reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks and minimizing confusion among stakeholders.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.5 Operational Risk

4.5.1 Concept

Operational risk of the Group refers to the risk of loss that may occur due to improper or incorrect internal procedures, personnel, systems or external events. Operational risk management plays a role in enhancing the stability and soundness of financial institutions by managing the appropriate level of capital and supplementing the internal control system.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Parent Company manages the Group’s overall operational risk, and each subsidiary establishes and implements operational risk management policies according to its own risk level and implements and operates related systems. The Group Risk Management Committee establishes and allocates risk capital of operational risk for each subsidiary, and subsidiaries manage operational risks at an appropriate level within the allocated risk capital.

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking business	Corporate banking	Loans, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs

	Retail banking	Loans, deposit products, and other related financial services to individuals and households

	Other banking services	Trading activities in securities and derivatives, funding, and other supporting activities

Securities business		Investment banking, brokerage services, and other supporting activities

Non-life insurance business		Non-life insurance and other supporting activities

Credit card business		Credit sale, cash advance, card loan, and other supporting activities

Life insurance business		Life insurance and other supporting activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segment for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)
	2023
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
Net operating revenues from external customers	~~W~~	4,112,908	~~W~~	3,397,857	~~W~~	17,156	~~W~~	7,527,921	~~W~~	1,397,694	~~W~~	1,106,765	~~W~~	1,463,058	~~W~~	237,855	~~W~~	889,942	~~W~~	—	~~W~~	12,623,235
Intersegment net operating revenues (expenses)		224,463		—		195,614		420,077		(79,284)		(76,387)		(73,637)		2,881		203,007		(396,657)		—

	~~W~~	4,337,371	~~W~~	3,397,857	~~W~~	212,770	~~W~~	7,947,998	~~W~~	1,318,410	~~W~~	1,030,378	~~W~~	1,389,421	~~W~~	240,736	~~W~~	1,092,949	~~W~~	(396,657)	~~W~~	12,623,235

Net interest income (expenses)	~~W~~	4,164,284	~~W~~	2,588,027	~~W~~	579,552	~~W~~	7,331,863	~~W~~	450,873	~~W~~	(135,682)	~~W~~	1,218,365	~~W~~	(338,388)	~~W~~	450,937	~~W~~	(131,157)	~~W~~	8,846,811
Interest income		8,575,166		5,738,115		2,111,331		16,424,612		1,284,377		597,870		1,731,859		430,521		1,022,630		(81,318)		21,410,551
Interest expense		(4,410,882)		(3,150,088)		(1,531,779)		(9,092,749)		(833,504)		(733,552)		(513,494)		(768,909)		(571,693)		(49,839)		(12,563,740)
Net fee and commission income (expenses)		324,712		207,139		334,287		866,138		578,805		(23,609)		439,435		(8,277)		894,432		19,897		2,766,821
Fee and commission income		456,007		314,366		415,927		1,186,300		760,731		18,337		1,264,219		1,513		1,002,793		(244,651)		3,989,242
Fee and commission expense		(131,295)		(107,227)		(81,640)		(320,162)		(181,926)		(41,946)		(824,784)		(9,790)		(108,361)		264,548		(1,222,421)
Net insurance income (expenses)		—		—		—		—		—		875,814		7,157		342,933		—		(14,041)		1,211,863
Insurance income		—		—		—		—		—		7,559,510		15,547		676,455		—		(27,676)		8,223,836
Insurance expense		—		—		—		—		—		(6,683,696)		(8,390)		(333,522)		—		13,635		(7,011,973)
Net gains (losses) on financial instruments at fair value through profit or loss		3,773		—		449,324		453,097		246,131		304,700		6,022		316,949		108,820		(268,964)		1,166,755
Net other insurance finance expense		—		—		—		—		—		(1,086)		—		(58,661)		—		—		(59,747)
Net other operating income (expenses)		(155,398)		602,691		(1,150,393)		(703,100)		42,601		10,241		(281,558)		(13,820)		(361,240)		(2,392)		(1,309,268)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2023
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
General and administrative expenses	~~W~~	(1,391,160)	~~W~~	(1,349,042)	~~W~~	(436,149)	~~W~~	(3,176,351)	~~W~~	(675,323)	~~W~~	(105,553)	~~W~~	(453,451)	~~W~~	(70,437)	~~W~~	(341,107)	~~W~~	98,303	~~W~~	(4,723,919)
Operating income (expenses) before provision for credit losses		2,946,211		2,048,815		(223,379)		4,771,647		643,087		924,825		935,970		170,299		751,842		(298,354)		7,899,316
Reversal (provision) of credit losses		(900,954)		(63,420)		46,123		(918,251)		(37,408)		(1,993)		(567,152)		536		(246,596)		2,694		(1,768,170)
Net operating income (expenses)		2,045,257		1,985,395		(177,256)		3,853,396		605,679		922,832		368,818		170,835		505,246		(295,660)		6,131,146
Share of profit (loss) of associates and joint ventures		—		—		9,358		9,358		(30,436)		1,819		580		—		15,811		14,976		12,108
Net other non-operating income (expenses)		(3,800)		—		(77,033)		(80,833)		(98,632)		2,795		(2,808)		6,913		(47,497)		(23,980)		(244,042)
Segment profit (loss) before income tax expense		2,041,457		1,985,395		(244,931)		3,781,921		476,611		927,446		366,590		177,748		473,560		(304,664)		5,899,212
Income tax benefit (expense)		(534,484)		(501,969)		60,284		(976,169)		(115,094)		(246,489)		(91,626)		(46,338)		(87,426)		9,885		(1,553,257)

Profit (loss) for the period	~~W~~	1,506,973	~~W~~	1,483,426	~~W~~	(184,647)	~~W~~	2,805,752	~~W~~	361,517	~~W~~	680,957	~~W~~	274,964	~~W~~	131,410	~~W~~	386,134	~~W~~	(294,779)	~~W~~	4,345,955

Profit (loss) attributable to shareholders of the Parent Company	~~W~~	1,525,008	~~W~~	1,483,426	~~W~~	(153,062)	~~W~~	2,855,372	~~W~~	361,147	~~W~~	680,326	~~W~~	272,405	~~W~~	131,410	~~W~~	384,895	~~W~~	(315,113)	~~W~~	4,370,442
Profit (loss) attributable to non-controlling interests		(18,035)		—		(31,585)		(49,620)		370		631		2,559		—		1,239		20,334		(24,487)
Total assets *		223,507,226		163,308,701		150,280,591		537,096,518		60,076,177		35,398,383		29,737,753		29,635,663		63,228,576		(38,733,231)		716,439,839
Total liabilities *		200,597,540		199,127,736		101,414,329		501,139,605		53,852,127		29,359,549		24,946,516		25,269,225		25,288,897		(2,267,295)		657,588,624

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2022
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
Net operating revenues from external customers	~~W~~	3,425,610	~~W~~	3,049,593	~~W~~	(195,656)	~~W~~	6,279,547	~~W~~	970,743	~~W~~	1,089,965	~~W~~	1,323,755	~~W~~	89,416	~~W~~	715,509	~~W~~	—	~~W~~	10,468,935
Intersegment net operating revenues (expenses)		38,824		—		523,092		561,916		(7,488)		(252,792)		(89,012)		(85,730)		246,084		(372,978)		—

		3,464,434		3,049,593		327,436		6,841,463		963,255		837,173		1,234,743		3,686		961,593		(372,978)		10,468,935

Net interest income (expenses)		3,449,617		2,967,670		425,898		6,843,185		399,196		(61,440)		1,090,233		(282,111)		415,678		(3,950)		8,400,791
Interest income		5,321,403		4,064,023		1,090,760		10,476,186		794,150		515,504		1,439,024		421,098		766,064		(38,494)		14,373,532
Interest expense		(1,871,786)		(1,096,353)		(664,862)		(3,633,001)		(394,954)		(576,944)		(348,791)		(703,209)		(350,386)		34,544		(5,972,741)
Net fee and commission income (expenses)		290,182		199,940		336,218		826,340		665,765		(19,624)		413,042		(779)		868,680		11,066		2,764,490
Fee and commission income		407,360		306,717		429,567		1,143,644		815,936		16,539		1,219,589		5,792		967,195		(244,698)		3,923,997
Fee and commission expense		(117,178)		(106,777)		(93,349)		(317,304)		(150,171)		(36,163)		(806,547)		(6,571)		(98,515)		255,764		(1,159,507)
Net insurance income		—		—		—		—		—		957,513		7,976		261,216		—		(18,977)		1,207,728
Insurance income		—		—		—		—		—		6,910,191		14,530		590,603		—		(27,532)		7,487,792
Insurance expense		—		—		—		—		—		(5,952,678)		(6,554)		(329,387)		—		8,555		(6,280,064)
Net gains (losses) on financial instruments at fair value through profit or loss		84,157		—		(89,086)		(4,929)		(253,221)		(58,281)		1,813		(1,121,660)		(185,829)		(386,007)		(2,008,114)
Net other insurance finance income (expenses)		—		—		—		—		—		(6,291)		—		921,638		—		—		915,347
Net other operating income (expenses)		(359,522)		(118,017)		(345,594)		(823,133)		151,515		25,296		(278,321)		225,382		(136,936)		24,890		(811,307)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2022
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
General and administrative expenses	~~W~~	(1,387,989)	~~W~~	(1,389,453)	~~W~~	(413,320)	~~W~~	(3,190,762)	~~W~~	(601,717)	~~W~~	(95,468)	~~W~~	(422,307)	~~W~~	(42,890)	~~W~~	(315,707)	~~W~~	95,373	~~W~~	(4,573,478)
Operating income before provision for credit losses		2,076,445		1,660,140		(85,884)		3,650,701		361,538		741,705		812,436		(39,204)		645,886		(277,605)		5,895,457
Reversal (provision) of credit losses		(114,658)		(174,171)		(66,650)		(355,479)		(18,181)		(831)		(326,897)		269		(88,683)		1,345		(788,457)
Net operating income (expenses)		1,961,787		1,485,969		(152,534)		3,295,222		343,357		740,874		485,539		(38,935)		557,203		(276,260)		5,107,000
Share of profit (loss) of associates and joint ventures		—		—		20,349		20,349		(3,633)		489		1,527		—		(2,537)		(30,276)		(14,081)
Net other non-operating income (expenses)		(12,991)		—		11,717		(1,274)		71,765		208,734		(3,356)		5,582		20		48,391		329,862
Segment profit before income tax expense		1,948,796		1,485,969		(120,468)		3,314,297		411,489		950,097		483,710		(33,353)		554,686		(258,145)		5,422,781
Income tax benefit (expense)		(452,268)		(356,527)		15,663		(793,132)		(106,970)		(249,623)		(127,807)		919		(105,535)		5,394		(1,376,754)

Profit (loss) for the period	~~W~~	1,496,528	~~W~~	1,129,442	~~W~~	(104,805)	~~W~~	2,521,165	~~W~~	304,519	~~W~~	700,474	~~W~~	355,903	~~W~~	(32,434)	~~W~~	449,151	~~W~~	(252,751)	~~W~~	4,046,027

Profit (loss) attributable to shareholders of the Parent Company		1,476,193		1,129,442		(55,064)		2,550,571		303,737		699,914		352,265		(32,434)		445,855		(281,625)		4,038,283
Profit (loss) attributable to non-controlling interests		20,335		—		(49,741)		(29,406)		782		560		3,638		—		3,296		28,874		7,744
Total assets *		211,989,036		165,273,848		140,506,628		517,769,512		53,824,245		34,743,259		29,721,017		29,989,683		60,219,661		(37,602,551)		688,664,826
Total liabilities *		205,382,625		191,786,626		86,877,002		484,046,253		47,946,933		29,017,685		24,998,214		26,136,081		25,973,897		(3,598,485)		634,520,578

* Assets and liabilities of the reporting segments are amounts before intersegment transactions and as of December 31, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)
	2023		2022
Banking service	~~W~~	7,527,921	~~W~~	6,279,547
Securities service		1,397,694		970,743
Non-life insurance service		1,106,765		1,089,965
Credit card service		1,463,058		1,323,755
Life insurance service		237,855		89,416
Others		889,942		715,509

	~~W~~	12,623,235	~~W~~	10,468,935

5.2.2 Geographical information

Geographical net operating revenues from external for the nine-month periods ended September 30, 2023 and 2022, and major non-current assets as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)
	Net operating revenues from external customers				Major non-current assets
	2023		2022		September 30, 2023		December 31, 2022
Domestic	~~W~~	11,568,591	~~W~~	9,575,887	~~W~~	8,907,028	~~W~~	8,699,340
United States		54,707		68,864		58,245		54,415
New Zealand		9,598		9,514		1,185		1,607
China		135,113		119,962		22,017		21,190
Cambodia		428,750		397,434		61,947		44,786
United Kingdom		36,669		21,045		5,293		90,282
Indonesia		240,009		184,710		440,602		461,165
Others		149,798		91,519		460,493		31,821
Consolidation adjustments		—		—		587,070		567,253

	~~W~~	12,623,235	~~W~~	10,468,935	~~W~~	10,543,880	~~W~~	9,971,859

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	31,946,108	~~W~~	31,940,275
Financial assets at fair value through profit or loss:		72,864,006		72,864,006
Due from financial institutions		74,143		74,143
Debt securities		69,081,102		69,081,102
Equity securities		3,436,581		3,436,581
Loans		182,689		182,689
Others		89,491		89,491
Derivatives held for trading		8,466,736		8,466,736
Derivatives held for hedging		429,832		429,832
Loans measured at amortized cost		441,720,666		440,803,120
Securities measured at amortized cost		39,701,154		37,950,573
Financial assets at fair value through other comprehensive income:		78,814,816		78,814,816
Debt securities		75,351,832		75,351,832
Equity securities		2,632,104		2,632,104
Loans		830,880		830,880
Other financial assets		23,757,812		23,757,812

	~~W~~	697,701,130	~~W~~	695,027,170

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,452,142	~~W~~	2,452,142
Financial liabilities designated at fair value through profit or loss		8,430,534		8,430,534
Derivatives held for trading		8,569,981		8,569,981
Derivatives held for hedging		406,080		406,080
Deposits		398,943,631		398,815,636
Borrowings		70,352,817		70,052,885
Debentures		68,608,805		67,826,526
Other financial liabilities		47,811,337		47,811,337

	~~W~~	605,575,327	~~W~~	604,365,121

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	32,474,750	~~W~~	32,403,730
Financial assets at fair value through profit or loss:		70,092,497		70,092,497
Due from financial institutions		69,469		69,469
Debt securities		65,899,397		65,899,397
Equity securities		3,540,063		3,540,063
Loans		493,562		493,562
Others		90,006		90,006
Derivatives held for trading		8,984,171		8,984,171
Derivatives held for hedging		462,409		462,409
Loans measured at amortized cost		433,038,931		430,396,089
Securities measured at amortized cost		35,919,241		33,593,231
Financial assets at fair value through other comprehensive income:		79,533,418		79,533,418
Debt securities		76,648,353		76,648,353
Equity securities		2,335,793		2,335,793
Loans		549,272		549,272
Other financial assets		10,718,383		10,718,383

	~~W~~	671,223,800	~~W~~	666,183,928

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,193,210	~~W~~	2,193,210
Financial liabilities designated at fair value through profit or loss		10,078,394		10,078,394
Derivatives held for trading		9,209,537		9,209,537
Derivatives held for hedging		300,232		300,232
Deposits		393,928,904		393,458,279
Borrowings		71,717,366		71,187,130
Debentures		68,698,203		67,036,661
Other financial liabilities		26,163,138		26,163,138

	~~W~~	582,288,984	~~W~~	579,626,581

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of securities and others that are traded in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans measured at amortized cost	Fair value of loans is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives and financial instruments at fair value through profit or loss	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including Finite Difference Method (“FDM”), MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Closed Form, and Tree Model or valuation results from independent external professional valuation institutions.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using DCF Model.

Debentures	Fair value is determined using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.2 Fair value hierarchy

The Group believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the consolidated statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	20,661,200	~~W~~	33,794,573	~~W~~	18,408,233	~~W~~	72,864,006
Due from financial institutions		—		24,252		49,891		74,143
Debt securities		18,993,360		33,300,201		16,787,541		69,081,102
Equity securities		1,578,349		469,854		1,388,378		3,436,581
Loans		—		266		182,423		182,689
Others		89,491		—		—		89,491
Derivatives held for trading		60,869		8,313,715		92,152		8,466,736
Derivatives held for hedging		—		429,832		—		429,832
Financial assets at fair value through other comprehensive income:		33,929,898		43,402,588		1,482,330		78,814,816
Debt securities		33,346,426		42,005,406		—		75,351,832
Equity securities		583,472		566,302		1,482,330		2,632,104
Loans		—		830,880		—		830,880

	~~W~~	54,651,967	~~W~~	85,940,708	~~W~~	19,982,715	~~W~~	160,575,390

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,452,142	~~W~~	—	~~W~~	—	~~W~~	2,452,142
Financial liabilities designated at fair value through profit or loss		61,347		1,017,182		7,352,005		8,430,534
Derivatives held for trading		256,022		7,490,580		823,379		8,569,981
Derivatives held for hedging		—		406,080		—		406,080

	~~W~~	2,769,511	~~W~~	8,913,842	~~W~~	8,175,384	~~W~~	19,858,737

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2022
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	18,209,969	~~W~~	35,208,843	~~W~~	16,673,685	~~W~~	70,092,497
Due from financial institutions		—		24,444		45,025		69,469
Debt securities		16,240,223		34,425,619		15,233,555		65,899,397
Equity securities		1,879,740		414,291		1,246,032		3,540,063
Loans		—		344,489		149,073		493,562
Others		90,006		—		—		90,006
Derivatives held for trading		182,019		8,678,896		123,256		8,984,171
Derivatives held for hedging		—		462,409		—		462,409
Financial assets at fair value through other comprehensive income:		32,141,450		45,933,688		1,458,280		79,533,418
Debt securities		31,528,524		45,119,829		—		76,648,353
Equity securities		612,926		264,587		1,458,280		2,335,793
Loans		—		549,272		—		549,272

	~~W~~	50,533,438	~~W~~	90,283,836	~~W~~	18,255,221	~~W~~	159,072,495

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,193,210	~~W~~	—	~~W~~	—	~~W~~	2,193,210
Financial liabilities designated at fair value through profit or loss		35,687		1,811,404		8,231,303		10,078,394
Derivatives held for trading		442,042		7,984,424		783,071		9,209,537
Derivatives held for hedging		—		300,232		—		300,232

	~~W~~	2,670,939	~~W~~	10,096,060	~~W~~	9,014,374	~~W~~	21,781,373

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	33,794,573
Due from financial institutions		24,252	DCF Model, Hull-white Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		33,300,201	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		469,854	DCF Model	Interest rate, Discount rate, and others
Loans		266	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		8,313,715	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Option Model and others	Price of underlying asset, Underlying asset index, Interest rate, Dividend yield, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		429,832	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, CRS interest rate, and others
Financial assets at fair value through other comprehensive income:		43,402,588
Debt securities		42,005,406	DCF Model, Option Model	Underlying asset index, Discount rate, and others
Equity securities		566,302	DCF Model	Discount rate
Loans		830,880	DCF Model	Discount rate

	~~W~~	85,940,708

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,017,182	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Net Asset Value Method	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		7,490,580	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		406,080	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, risk-free interest rate and others

	~~W~~	8,913,842

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	~~W~~	35,208,843
Due from financial institutions		24,444	DCF Model, Hull-white Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		34,425,619	DCF Model, Closed Form, MonteCarlo Simulation Model, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of transferred asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		414,291	DCF Model	Interest rate, Discount rate, and others
Loans		344,489	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		8,678,896	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Option Model and others	Price of underlying asset, Underlying asset index, interest rate, Dividend yield, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		462,409	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, CRS interest rate and others
Financial assets at fair value through other comprehensive income:		45,933,688
Debt securities		45,119,829	DCF Model, Option Model	Underlying asset index, Discount rate, and others
Equity securities		264,587	DCF Model	Discount rate
Loans		549,272	DCF Model	Discount rate

	~~W~~	90,283,836

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,811,404	DCF Model, Closed Form, MonteCarlo Simulation Model, Black-Scholes Model, Hull-white Model, Binomial Model, Net Asset Value Model	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate, Foreign exchange rate
Derivatives held for trading		7,984,424	DCF Model, Closed Form, MonteCarlo Simulation Model, Black-Scholes Model, Hull-white Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		300,232	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward exchange rate, Volatility, Foreign exchange rate, risk-free interest rate and others

	~~W~~	10,096,060

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	3,489,590	~~W~~	25,548,079	~~W~~	2,902,606	~~W~~	31,940,275
Loans measured at amortized cost		—		254,228		440,548,892		440,803,120
Securities measured at amortized cost [2]		4,684,207		33,246,637		19,729		37,950,573
Other financial assets [2]		—		—		23,757,812		23,757,812

	~~W~~	8,173,797	~~W~~	59,048,944	~~W~~	467,229,039	~~W~~	534,451,780

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	167,418,444	~~W~~	231,397,192	~~W~~	398,815,636
Borrowings [3]		—		5,044,093		65,008,792		70,052,885
Debentures		—		60,614,847		7,211,679		67,826,526
Other financial liabilities [2]		—		—		47,811,337		47,811,337

	~~W~~	—	~~W~~	233,077,384	~~W~~	351,429,000	~~W~~	584,506,384

(In millions of Korean won)	December 31, 2022
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions [1]	~~W~~	2,517,470	~~W~~	27,145,486	~~W~~	2,740,774	~~W~~	32,403,730
Loans measured at amortized cost		—		63,784		430,332,305		430,396,089
Securities measured at amortized cost [2]		5,253,835		28,320,106		19,290		33,593,231
Other financial assets [2]		—		—		10,718,383		10,718,383

	~~W~~	7,771,305	~~W~~	55,529,376	~~W~~	443,810,752	~~W~~	507,111,433

Financial liabilities
Deposits [1]	~~W~~	—	~~W~~	168,920,439	~~W~~	224,537,840	~~W~~	393,458,279
Borrowings [3]		—		6,088,123		65,099,007		71,187,130
Debentures		—		59,272,727		7,763,934		67,036,661
Other financial liabilities [2]		—		—		26,163,138		26,163,138

	~~W~~	—	~~W~~	234,281,289	~~W~~	323,563,919	~~W~~	557,845,208

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	The amounts included in Level 3 are the carrying amounts which are reasonable approximations of fair value.
[3]

Borrowings of ~~W~~ 98,682 million and ~~W~~ 18,266 million included in Level 2 are the carrying amounts which are reasonable approximations of fair value as of September 30, 2023 and December 31, 2022, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	254,228	DCF Model	Discount rate
Securities measured at amortized cost		33,246,637	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	33,500,865

Financial liabilities
Borrowings	~~W~~	4,945,411	DCF Model	Discount rate
Debentures		60,614,847	DCF Model	Discount rate

	~~W~~	65,560,258

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Inputs
Financial assets
Loans measured at amortized cost	~~W~~	63,784	DCF Model	Discount rate
Securities measured at amortized cost		28,320,106	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	~~W~~	28,383,890

Financial liabilities
Borrowings	~~W~~	6,069,857	DCF Model	Discount rate
Debentures		59,272,727	DCF Model	Discount rate

	~~W~~	65,342,584

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of Korean won)	September 30, 2023
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,902,606	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		440,548,892	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	443,451,498

Financial liabilities
Deposits	~~W~~	231,397,192	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		65,008,792	DCF Model	Other spread, Interest rate
Debentures		7,211,679	DCF Model	Other spread, Interest rate

	~~W~~	303,617,663

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,740,774	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		430,332,305	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	~~W~~	433,073,079

Financial liabilities
Deposits	~~W~~	224,537,840	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		65,099,007	DCF Model	Other spread, Interest rate
Debentures		7,763,934	DCF Model	Other spread, Interest rate

	~~W~~	297,400,781

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

If the changes in situation and events which cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)

	2023
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	45,025	~~W~~	16,479,588	~~W~~	149,074	~~W~~	1,458,280	~~W~~	—	~~W~~	(8,231,303)	~~W~~	(659,816)
Total gains or losses:
Profit or loss		4,866		441,352		(3,037)		—		—		(321,699)		(114,878)
Other comprehensive income (loss)		—		1		—		(52,676)		—		(35,794)		—
Purchases		—		2,737,742		40,255		126,804		—		—		10,504
Sales		—		(1,437,547)		(3,869)		(50,078)		—		—		(9,410)
Issues		—		—		—		—		—		(2,456,156)		(6,541)
Settlements		—		—		—		—		—		3,692,947		48,914
Transfers into Level 3 *		—		729		—		—		—		—		—
Transfers out of Level 3 *		—		(45,946)		—		—		—		—		—

Ending	~~W~~	49,891	~~W~~	18,175,919	~~W~~	182,423	~~W~~	1,482,330	~~W~~	—	~~W~~	(7,352,005)	~~W~~	(731,227)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the nine-month periods ended September 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)

	2022
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	~~W~~	72,016	~~W~~	13,677,260	~~W~~	93,929	~~W~~	1,444,435	~~W~~	13,970	~~W~~	(7,817,514)	~~W~~	35,405
Total gains or losses:
Profit or loss		(5,412)		353,968		(13,973)		—		—		1,021,322		(987,946)
Other comprehensive income (loss)		—		2,473		—		93,977		130		34,031		—
Purchases		11,689		4,280,711		65,082		43,471		—		—		17,141
Sales		(32,597)		(1,562,952)		(10,671)		—		(14,100)		—		(64,329)
Issues		—		—		—		—		—		(3,456,549)		(14,511)
Settlements		—		(61,055)		—		—		—		2,370,948		14,721
Transfers into Level 3 *		—		4,442		—		—		—		—		—
Transfers out of Level 3 *		—		(45,212)		—		—		—		—		—

Ending	~~W~~	45,696	~~W~~	16,649,635	~~W~~	134,367	~~W~~	1,581,883	~~W~~	—	~~W~~	(7,847,762)	~~W~~	(999,519)

*	Transfers into or out of Level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023						2022
	Net gains (losses) on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Net gains (losses) on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) recognized in profit or loss for the period	~~W~~	(178,648)	~~W~~	185,252	~~W~~	—	~~W~~	(114,273)	~~W~~	482,232	~~W~~	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		28,901		173,776		—		59,254		447,286		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	49,891	Hull-white Model	Interest rate	2.50	The lower the interest rate, the higher the fair value
Debt securities		16,787,541

DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

				Growth rate	1.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	0.60 ~ 113.53	The higher the volatility, the higher the fair value fluctuation
				Discount rate	2.55 ~ 13.62	The lower the discount rate, the higher the fair value
				Volatility of stock price	10.00 ~ 29.87	The higher the volatility, the higher the fair value
				Correlation coefficient between underlying assets	-60.13 ~ 89.47	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities		1,388,378

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Discount rate	2.15 ~ 23.00	The lower the discount rate, the higher the fair value
				Volatility	0.56 ~ 47.00	The higher the volatility, the higher the fair value fluctuation
Loans		182,423	DCF Model	Discount rate	9.87	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	September 30, 2023
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~	70,457	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value Method	Volatility of underlying asset	15.15 ~ 56.32	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.13 ~ 78.03	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		21,695	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Volatility	8.59 ~ 113.53	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	1.84 ~ 81.03	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,482,330	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Value Approach, Tree Model, MonteCarlo Simulation, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	8.17 ~ 20.00	The lower the discount rate, the higher the fair value
				Volatility	19.94 ~ 21.98	The higher the volatility, the higher the fair value fluctuation

	~~W~~	19,982,715

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	September 30, 2023
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	7,352,005	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	3.64 ~ 113.53	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.13 ~ 89.47	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		364,027	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	15.15 ~ 56.32	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.13 ~ 78.03	The higher the correlation coefficient, the higher the fair value fluctuation
Others		459,352	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	5.18 ~ 5.38	The higher the discount rate, the lower the fair value
				Volatility of underlying asset	3.64 ~ 113.53	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.13 ~ 89.47	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	8,175,384

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	~~W~~	45,025	Hull-white Model	Interest rate	0.86	The lower the interest rate, the higher the fair value
Debt securities		15,233,555

DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others

				Growth rate	0.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	0.24 ~ 37.39	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.54 ~ 15.75	The lower the discount rate, the higher the fair value
				Correlation coefficient between underlying assets	-60.10 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
				Volatility of stock price	18.87 ~ 19.48	The higher the volatility, the higher the fair value fluctuation
Equity securities		1,246,032

Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others

				Growth rate	0.00 ~ 4.00	The higher the growth rate, the higher the fair value
				Discount rate	8.00 ~ 23.00	The lower the discount rate, the higher the fair value
				Volatility of stock price	16.80 ~ 25.50	The higher the volatility, the higher the fair value fluctuation
Loans		149,073	DCF Model	Discount rate	9.91	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading:
Stock and index	~~W~~	79,297	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value	Volatility of underlying asset	10.00 ~ 58.84	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.10 ~ 79.72	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		43,959	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Volatility	9.77 ~ 32.92	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	8.42 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,458,280	Risk Adjusted Discount Rate Method, IMV Model, DCF Model, Comparable Company Analysis, Dividend Discount Model, Net Asset Value Method, Market Value Approach, Income Approach and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	7.96 ~ 19.14	The lower the discount rate, the higher the fair value
				Volatility of stock price	23.36 ~25.49	The higher the volatility, the higher the fair value fluctuation
				Volatility of interest rate	56.32~121.17	The higher the volatility, the higher the fair value fluctuation

	~~W~~	18,255,221

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	~~W~~	8,231,303	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Net Asset Valuation	Volatility of underlying asset	1.00 ~ 119.27	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.10 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		370,093	DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Net Asset Valuation	Volatility of underlying asset	0.09 ~ 119.27	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.10 ~ 79.72	The higher the correlation coefficient, the higher the fair value fluctuation
Others		412,978	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	4.83 ~ 6.85	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	8.68 ~ 119.27	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-50.43 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation

	~~W~~	9,014,374

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are (a) loans, equity-related derivatives, currency-related derivatives, and interest rate related derivatives whose fair value changes are recognized in profit or loss, (b) financial liabilities designated at fair value through profit or loss, and (c) due from financial institutions, debt securities (including beneficiary certificates), equity securities, and loans whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	246	~~W~~	(250)	~~W~~	—	~~W~~	—
Debt securities [4]		96,781		(95,795)		—		—
Equity securities [3]		22,445		(14,724)		—		—
Loans [5]		2,193		(1,986)		—		—
Derivatives held for trading [2]		11,895		(12,310)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		128,226		(71,863)

	~~W~~	133,560	~~W~~	(125,065)	~~W~~	128,226	~~W~~	(71,863)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	52,453	~~W~~	(51,234)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		22,339		(24,606)		—		—

	~~W~~	74,792	~~W~~	(75,840)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2022
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: [1]
Due from financial institutions	~~W~~	221	~~W~~	(247)	~~W~~	—	~~W~~	—
Debt securities [4]		19,034		(19,765)		—		—
Equity securities [3]		34,564		(25,586)		—		—
Loans [5]		2,276		(2,055)		—		—
Derivatives held for trading [2]		18,076		(19,034)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities [3]		—		—		179,307		(82,595)

	~~W~~	74,171	~~W~~	(66,687)	~~W~~	179,307	~~W~~	(82,595)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	94,001	~~W~~	(97,663)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		48,768		(46,427)		—		—

	~~W~~	142,769	~~W~~	(144,090)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, recovery rate, liquidation value by ±1%p and volatility of underlying asset, growth rate by ±1%p or ±10% and correlation coefficient by ±10%.

[2]	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price of underlying asset and volatility by ± 10%.

[3]	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p) and growth rate (-1%p~1%p).

[4]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting rate of real estate price fluctuation by -1%p~1%p, and for beneficiary certificates whose underlying assets are equity investments, changes in fair value are calculated by shifting principal unobservable input parameters such as liquidation value by -1%p~1%p and discount rate by -1%p~1%p.

[5]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by -1%p~1%p.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2.4 Valuation gains and losses on transaction day

When the Group measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred valuation gains and losses on transaction day for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Balance at the beginning of the period	~~W~~	71,504	~~W~~	77,208
New transactions		77,898		120,899
Changes during the period		(111,931)		(90,874)

Balance at the end of the period	~~W~~	37,471	~~W~~	107,233

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)

	September 30, 2023

	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total

Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	31,946,108	~~W~~	—	~~W~~	31,946,108
Financial assets at fair value through profit or loss		72,864,006		—		—		—		—		72,864,006
Derivative financial assets		8,466,736		—		—		—		429,832		8,896,568
Loans measured at amortized cost		—		—		—		441,720,666		—		441,720,666
Financial investments		—		76,182,711		2,632,105		39,701,154		—		118,515,970
Other financial assets		—		—		—		23,757,812		—		23,757,812

	~~W~~	81,330,742	~~W~~	76,182,711	~~W~~	2,632,105	~~W~~	537,125,740	~~W~~	429,832	~~W~~	697,701,130

(In millions of Korean won)

	September 30, 2023

	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,452,142	~~W~~	8,430,534	~~W~~	—	~~W~~	—	~~W~~	10,882,676
Derivative financial liabilities		8,569,981		—		—		406,080		8,976,061
Deposits		—		—		398,943,631		—		398,943,631
Borrowings		—		—		70,352,817		—		70,352,817
Debentures		—		—		68,608,805		—		68,608,805
Other financial liabilities *		—		—		47,811,337		—		47,811,337

	~~W~~	11,022,123	~~W~~	8,430,534	~~W~~	585,716,590	~~W~~	406,080	~~W~~	605,575,327

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

(In millions of Korean won)

	December 31, 2022

	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	32,474,750	~~W~~	—	~~W~~	32,474,750
Financial assets at fair value through profit or loss		70,092,497		—		—		—		—		70,092,497
Derivative financial assets		8,984,171		—		—		—		462,409		9,446,580
Loans measured at amortized cost		—		—		—		433,038,931		—		433,038,931
Financial investments		—		77,197,625		2,335,793		35,919,241		—		115,452,659
Other financial assets		—		—		—		10,718,383		—		10,718,383

	~~W~~	79,076,668	~~W~~	77,197,625	~~W~~	2,335,793	~~W~~	512,151,305	~~W~~	462,409	~~W~~	671,223,800

(In millions of Korean won)

	December 31, 2022

	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,193,210	~~W~~	10,078,394	~~W~~	—	~~W~~	—	~~W~~	12,271,604
Derivative financial liabilities		9,209,537		—		—		300,232		9,509,769
Deposits		—		—		393,928,904		—		393,928,904
Borrowings		—		—		71,717,366		—		71,717,366
Debentures		—		—		68,698,203		—		68,698,203
Other financial liabilities *		—		—		26,163,138		—		26,163,138

	~~W~~	11,402,747	~~W~~	10,078,394	~~W~~	560,507,611	~~W~~	300,232	~~W~~	582,288,984

*	Other financial liabilities include lease liabilities that are not included in the category of financial instruments measured at amortized cost.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

7. Due from Financial Institutions Measured at Amortized Cost

7.1 Details of due from financial institutions as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%) as of September 30, 2023		September 30, 2023		December 31, 2022
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea		—	~~W~~	15,551,612	~~W~~15,169,704
	Due from banks	Hana Bank and others		0.00 ~ 5.60		2,803,324	3,941,987
	Due from others	NH Investment & Securities Co., Ltd. and others		0.00 ~ 4.65		1,739,804	1,509,698

						20,094,740	20,621,389

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Federal Reserve Bank of New York and others		0.00 ~ 5.16		6,242,465	5,653,587
	Time deposits in foreign currencies	Bank of Communications Co., Ltd.(Seoul) and others		0.00 ~ 9.50		519,888	573,493
	Due from others	State Street Bank and Trust Company(Seoul) and others		0.00 ~ 10.70		2,515,326	3,066,370
						9,277,679	9,293,450

					~~W~~	29,372,419	~~W~~29,914,839

* Before netting of allowance 7.2 Details of restricted due from financial institutions as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)		Financial institutions	September 30, 2023		December 31, 2022		Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea		~~W~~15,551,612	~~W~~	15,169,704	Bank of Korea Act
	Due from banks	Shinhan Bank and others		136,540		522,306	Net settlement and others
	Due from others	NH Investment & Securities Co., Ltd. and others		1,012,751		1,113,712	Derivatives margin account and others

				16,700,903		16,805,722

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others		1,440,218		2,350,933	Bank of Korea Act and others
	Time deposits in foreign currencies	Bank of Communications Co., Ltd.(New York) and others		97,714		72,437	Bank Act of the State of New York and others
	Due from others	State Steet Bank and Trust Company(Seoul) and others		1,829,197		2,092,655	Derivatives margin account and others

				3,367,129		4,516,025

			~~W~~	20,068,032	~~W~~	21,321,747

* Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

7.3 Changes in allowances for credit losses of due from financial institutions for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,743	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Sales		—		—		—
Provision for credit losses		386		—		—
Business combination		6		—		—
Others		540		—		—

Ending	~~W~~	3,675	~~W~~	—	~~W~~	—

(In millions of Korean won)	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,969	~~W~~	—	~~W~~	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Sales		—		—		—
Provision for credit losses		402		—		—
Others		169		—		—

Ending	~~W~~	3,540	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and hedging the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the predetermined transaction limit.

The Group provides and trades a range of derivative financial instruments, including:

•	Interest rate swaps relating to interest rate risk in Korean won

•	Cross-currency swaps, forwards, and options relating to currency risk

•	Stock index options linked with the Korea Composite Stock Price Index (“KOSPI”)

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards, and others to hedge the risk of changes in fair value due to the changes in interest rate and foreign exchange rate of structured debentures in Korean won, debentures in foreign currencies, structured deposits in foreign currencies, and others. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps, and others to hedge the risk of changes in cash flows of floating rate debt securities in Korean won, borrowings in foreign currencies, group of loans measured at amortized cost, and others. In addition, the Group applies net investments in foreign operations hedge accounting by designating debentures in foreign currencies and cross currency forwards as hedging instruments to hedge the currency risk of net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

8.1 Details of derivative financial instruments held for trading as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)

	September 30, 2023						December 31, 2022
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	14,530,438	~~W~~	893,013	~~W~~	463,172	~~W~~	8,261,663	~~W~~	821,603	~~W~~	431,002
Futures *		4,173,213		2,552		1,034		4,450,505		765		256
Swaps		444,017,942		874,423		817,827		359,581,194		859,670		694,713
Options		9,544,000		297,485		307,735		10,508,000		274,596		272,284

		472,265,593		2,067,473		1,589,768		382,801,362		1,956,634		1,398,255

Currency
Forwards		124,966,484		2,380,188		1,335,231		115,682,577		2,813,603		2,472,119
Futures *		692,348		2,019		72		413,960		36		2,364
Swaps		90,064,027		3,498,730		4,530,760		91,646,725		3,525,458		4,049,390
Options		1,363,675		11,274		4,352		1,852,065		27,258		13,025

		217,086,534		5,892,211		5,870,415		209,595,327		6,366,355		6,536,898

Stock and index
Futures *		1,617,315		14,752		10,456		1,828,302		37,455		89,624
Swaps		5,708,892		321,998		452,950		6,649,735		377,840		492,275
Options		6,598,539		107,743		311,983		7,257,715		168,311		359,274

		13,924,746		444,493		775,389		15,735,752		583,606		941,173

Credit
Swaps		3,326,894		20,145		10,295		3,006,114		32,860		17,468

		3,326,894		20,145		10,295		3,006,114		32,860		17,468

Commodity
Futures *		35,617		157		870		28,577		1,970		941
Swaps		32,995		978		978		—		—		—
Options		34,885		121		120		131,500		887		885

		103,497		1,256		1,968		160,077		2,857		1,826

Others		1,176,710		41,158		322,146		1,003,301		41,859		313,917

	~~W~~	707,883,974	~~W~~	8,466,736	~~W~~	8,569,981	~~W~~	612,301,933	~~W~~	8,984,171	~~W~~	9,209,537

*	Gains or losses arising from some daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)

	December 31, 2023
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	5,586,200	~~W~~	3,799,644	~~W~~	1,642,332	~~W~~	519,301	~~W~~	264,447	~~W~~	2,305,121	~~W~~	14,117,045
Average price condition (%)		4.09		4.75		5.06		5.68		5.39		4.83		4.63
Average price condition (KRW/USD)		1,262.50		1,302.25		1,206.09		—		—		—		1,267.17
Average price condition (KRW/EUR)		1,365.40		1,397.88		1,433.03		1,448.34		—		—		1,402.19
Average price condition (KRW/AUD)		886.53		833.60		—		—		—		—		885.94
Average price condition (KRW/GBP)		—		1,537.21		—		—		—		—		1,537.21
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	1,854,888	~~W~~	1,452,456	~~W~~	2,295,039	~~W~~	1,247,249	~~W~~	210,428	~~W~~	210,000	~~W~~	7,270,060
Average price condition (%)		4.39		3.10		10.04		9.35		5.26		2.72		10.67
Average price condition (KRW/USD)		1,184.93		1,206.06		1,229.35		1,246.80		1,155.92		—		1,209.70
Average price condition (KRW/EUR)		1,364.00		1,370.12		—		—		1,392.00		—		1,372.29
Average price condition (KRW/AUD)		856.40		851.50		889.00		—		—		—		866.92
Average price condition (KRW/SGD)		866.14		—		—		—		—		—		866.14
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	62,100	~~W~~	—	~~W~~	—	~~W~~	216,513	~~W~~	—	~~W~~	—	~~W~~	278,613
Average price condition (KRW/USD)		1,071.00		—		—		1,178.92		—		—		1,164.76
Average price condition (KRW/GBP)		1,465.26		—		—		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

8.2 Average price conditions of future nominal cash flows by type of hedge accounting as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)

	December 31, 2022
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	~~W~~	5,677,321	~~W~~	1,921,072	~~W~~	2,701,675	~~W~~	1,883,332	~~W~~	426,551	~~W~~	2,147,845	~~W~~	14,757,796
Average price condition (%)		4.17		4.52		4.64		4.56		4.36		4.64		4.43
Average price condition (KRW/USD)		1,197.01		1,262.56		1,276.70		—		—		—		1,240.59
Average price condition (KRW/EUR)		1,363.42		1,373.32		—		1,436.86		—		—		1,387.71
Average price condition (KRW/AUD)		886.23		895.76		—		—		—		—		890.17
Average price condition (KRW/GBP)		1,617.02		—		1,535.25		—		—		—		1,537.85
Cash flow hedge
Nominal amount of the hedging instrument	~~W~~	3,033,420	~~W~~	892,720	~~W~~	1,846,139	~~W~~	771,585	~~W~~	1,078,676	~~W~~	210,000	~~W~~	7,832,540
Average price condition (%)		2.90		2.60		4.42		4.62		4.95		3.99		3.54
Average price condition (KRW/USD)		1,178.13		1,196.80		1,166.24		1,225.35		1,252.61		—		1,202.02
Average price condition (KRW/EUR)		1,321.00		1,364.00		1,374.73		—		—		—		1,362.51
Average price condition (KRW/AUD)		—		856.40		851.50		—		—		—		853.40
Average price condition (KRW/SGD)		866.14		—		—		—		—		—		866.14
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	~~W~~	65,012	~~W~~	27,499	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	92,511
Average price condition (KRW/USD)		1,071.00		—		—		—		—		—		1,071.00
Average price condition (KRW/GBP)		—		1,465.26		—		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

8.3 Fair Value Hedge

8.3.1 Details of fair value hedged items as of September 30, 2023 and December 31, 2022 and changes in fair value for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)		September 30, 2023								2023
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	1,940,153	~~W~~	—	~~W~~	(82,269)	~~W~~	—	~~W~~	17,800
	Debt securities in foreign currencies		2,757,612		—		(190,012)		—		16,552
	Deposits in Korean won		—		48,039		—		(1,961)		1,961
	Deposits in foreign currencies		—		30,857		—		(9,488)		896
	Debentures in Korean won		—		6,406,056		—		(223,944)		(17,137)
	Debentures in foreign currencies		—		1,322,758		—		(116,178)		20,313

			4,697,765		7,807,710		(272,281)		(351,571)		40,385

Currency	Debt securities in foreign currencies		1,500,689		—		178,230		—		4,778

			1,500,689		—		178,230		—		4,778

		~~W~~	6,198,454	~~W~~	7,807,710	~~W~~	(94,051)	~~W~~	(351,571)	~~W~~	45,163

(In millions of Korean won)		December 31, 2022								2022
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	~~W~~	2,467,171	~~W~~	—	~~W~~	(107,444)	~~W~~	—	~~W~~	(129,945)
	Debt securities in foreign currencies		3,142,973		—		(232,085)		—		(261,856)
	Deposits in foreign currencies		—		29,429		—		(8,591)		9,673
	Debentures in Korean won		—		5,690,371		—		(249,629)		230,051
	Debentures in foreign currencies		—		1,196,781		—		(95,865)		139,450

			5,610,144		6,916,581		(339,529)		(354,085)		(12,627)

Currency	Debt securities in foreign currencies		1,602,384		—		(79,616)		—		325,824

			1,602,384		—		(79,616)		—		325,824

		~~W~~	7,212,528	~~W~~	6,916,581	~~W~~	(419,145)	~~W~~	(354,085)	~~W~~	313,197

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

8.3.2 Details of derivative instruments designated as fair value hedge as of September 30, 2023 and December 31, 2022 and changes in fair value for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)
	September 30, 2023						2023
	Notional amount		Carrying amount				Changes in fair value
			Assets		Liabilities
Interest rate
Swaps	~~W~~	12,507,063	~~W~~	141,500	~~W~~	134,538	~~W~~	(33,733)
Currency
Forwards		1,609,982		16,308		49,958		(64,913)

	~~W~~	14,117,045	~~W~~	157,808	~~W~~	184,496	~~W~~	(98,646)

(In millions of Korean won)
	December 31, 2022						2022
	Notional amount		Carrying amount				Changes in fair value
			Assets		Liabilities
Interest rate
Swaps	~~W~~	13,290,183	~~W~~	186,258	~~W~~	104,856	~~W~~	15,559
Currency
Forwards		1,467,613		37,015		29,069		(300,591)

	~~W~~	14,757,796	~~W~~	223,273	~~W~~	133,925	~~W~~	(285,032)

8.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)
	2023		2022
Hedge accounting
Interest rate	~~W~~	6,652	~~W~~	2,932
Currency		(60,135)		25,233

	~~W~~	(53,483)	~~W~~	28,165

8.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Losses on hedging instruments	~~W~~	(95,172)	~~W~~	(275,004)
Gains on hedged items attributable to the hedged risk		43,022		292,466

	~~W~~	(52,150)	~~W~~	17,462

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

8.4 Cash Flow Hedge

8.4.1 Details of cash flow hedged items as of September 30, 2023 and December 31, 2022 and changes in fair value for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)

	Cash flow hedge reserve				Changes in fair value
	September 30, 2023		December 31, 2022		2023		2022
Hedge accounting
Interest rate risk	~~W~~	11,005	~~W~~	46,234	~~W~~	14,635	~~W~~	(102,900)
Currency risk		(39,257)		(26,602)		(5,191)		39,557

	~~W~~	(28,252)	~~W~~	19,632	~~W~~	9,444	~~W~~	(63,343)

8.4.2 Details of derivative instruments designated as cash flow hedge as of September 30, 2023 and December 31, 2022 and changes in fair value for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)

	September 30, 2023						2023
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	750,396	~~W~~	2,920	~~W~~	93,443	~~W~~	(23,522)
Swaps		3,223,213		113,487		—		16,739
Currency
Swaps		3,296,451		155,617		118,441		3,724

	~~W~~	7,270,060	~~W~~	272,024	~~W~~	211,884	~~W~~	(3,059)

(In millions of Korean won)

	December 31, 2022						2022
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	~~W~~	1,079,652	~~W~~	20,200	~~W~~	56,753	~~W~~	(70,443)
Swaps		3,231,288		101,975		124		112,913
Currency
Swaps		3,521,600		116,961		98,237		103,248

	~~W~~	7,832,540	~~W~~	239,136	~~W~~	155,114	~~W~~	145,718

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

8.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Gains (losses) on hedging instruments:	~~W~~	(3,059)	~~W~~	145,718
Effective portion of gains (losses) on cash flow hedging instruments (recognized in other comprehensive income or loss)		(5,185)		139,039
Ineffective portion of gains on cash flow hedging instruments (recognized in profit or loss)		2,126		6,679

8.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss related to derivative instruments designated as cash allow hedge for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Other comprehensive income (loss)	~~W~~	(5,185)	~~W~~	139,039
Reclassification to profit or loss		(44,187)		(113,299)
Income tax effect		1,488		(46,368)

	~~W~~	(47,884)	~~W~~	(20,628)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

8.5 Hedge of Net Investments in Foreign Operations

8.5.1 Details of net investments in foreign operations hedged items as of September 30, 2023 and December 31, 2022 and changes in fair value for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)

	Foreign currency translation reserve				Changes in fair value
	September 30, 2023		December 31, 2022		2023		2022
Hedge accounting
Currency risk	~~W~~	(184,644)	~~W~~	(114,742)	~~W~~	94,983	~~W~~	318,925

8.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of September 30, 2023 and December 31, 2022 and changes in fair value for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)

	September 30, 2023						2023
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	62,100	~~W~~	—	~~W~~	9,700	~~W~~	1,124
Debentures in foreign currencies		1,505,409		—		1,505,409		(96,107)

	~~W~~	1,567,509	~~W~~	—	~~W~~	1,515,109	~~W~~	(94,983)

(In millions of Korean won)
	December 31, 2022						2022
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	92,511	~~W~~	—	~~W~~	11,193	~~W~~	(51,177)
Debentures in foreign currencies		1,361,080		—		1,361,080		(267,748)

	~~W~~	1,453,591	~~W~~	—	~~W~~	1,372,273	~~W~~	(318,925)

8.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Debentures in foreign currencies	~~W~~	1,535,965	~~W~~	1,211,215

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

8.5.4 Gains or losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Losses on hedging instruments:	~~W~~	(94,983)	~~W~~	(318,925)
Effective portion of losses on hedge of net investments in foreign operations (recognized in other comprehensive income or loss)		(94,983)		(318,925)
Ineffective portion of losses on hedge of net investments in foreign operations (recognized in profit or loss)		—		—

8.5.5 Effective portion of gains or losses on net investments in foreign operations hedging instruments recognized in other comprehensive income (loss) for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Other comprehensive loss	~~W~~	(94,983)	~~W~~	(318,925)
Reclassification to profit or loss		—		—
Income tax effect		25,081		85,588

	~~W~~	(69,902)	~~W~~	(233,337)

8.6 Interest Rate Benchmark Reform

The USD LIBOR interest rate will be replaced by the Secured Overnight Financing Rate (“SOFR”) based on actual transactions. In the case of KRW, the Korean government bond/monetary stabilization bond RP rate has been finally decided as the Risk-Free Reference Rate (“RFR”) and will replace the Certificate of Deposit (“CD”) rate in the mid to long-term. Within the corresponding hedging relationship of related significant interest rate benchmark, the Group assumed that the spread to be changed on the RFR basis including SOFR would be similar to that included in the interest rate swap used as a hedging instrument, and no other changes were assumed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

9. Loans Measured at Amortized Cost

9.1 Details of loans as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Loans measured at amortized cost	~~W~~	446,056,666	~~W~~	436,647,081
Deferred loan origination fees and costs		577,266		552,834
Less: Allowances for credit losses		(4,913,266)		(4,160,984)

	~~W~~	441,720,666	~~W~~	433,038,931

9.2 Details of loans to banks as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Loans measured at amortized cost	~~W~~	10,751,207	~~W~~	9,751,737
Less: Allowances for credit losses		(3,308)		(1,951)

		~~W~~ 10,747,899	~~W~~	9,749,786

9.3 Details of loan types and customer types of loans to customers other than banks as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	176,031,542	~~W~~	187,853,084	~~W~~	—	~~W~~	363,884,626
Loans in foreign currencies		5,204,352		26,342,024		—		31,546,376
Domestic import usance bills		—		4,772,464		—		4,772,464
Off-shore funding loans		—		707,608		—		707,608
Call loans		—		102,604		—		102,604
Bills bought in Korean won		—		3,166		—		3,166
Bills bought in foreign currencies		—		2,126,034		—		2,126,034
Guarantee payments under acceptances and guarantees		—		25,133		—		25,133
Credit card receivables in Korean won		—		—		22,218,754		22,218,754
Credit card receivables in foreign currencies		—		—		46,516		46,516
Bonds purchased under repurchase agreements		—		2,017,083		—		2,017,083
Privately placed bonds		—		938,269		—		938,269
Factored receivables		22		150		—		172
Lease receivables		469,548		384,473		—		854,021
Loans for installment credit		5,999,612		640,287		—		6,639,899

		187,705,076		225,912,379		22,265,270		435,882,725

Proportion (%)		43.06		52.83		5.11		100.00
Less: Allowances for credit losses		(1,364,561)		(2,592,192)		(953,205)		(4,909,958)

	~~W~~	186,340,515	~~W~~	223,320,187	~~W~~	21,312,065	~~W~~	430,972,767

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

9.3 Details of loan types and customer types of loans to customers other than banks as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	177,278,504	~~W~~	177,766,170	~~W~~	—	~~W~~	355,044,674
Loans in foreign currencies		4,667,895		26,052,080		—		30,719,975
Domestic import usance bills		—		4,499,072		—		4,499,072
Off-shore funding loans		—		908,266		—		908,266
Call loans		—		119,066		—		119,066
Bills bought in Korean won		—		285,727		—		285,727
Bills bought in foreign currencies		—		1,780,874		—		1,780,874
Guarantee payments under acceptances and guarantees		1		18,459		—		18,460
Credit card receivables in Korean won		—		—		22,562,217		22,562,217
Credit card receivables in foreign currencies		—		—		47,376		47,376
Bonds purchased under repurchase agreements		—		3,151,157		—		3,151,157
Privately placed bonds		—		719,079		—		719,079
Factored receivables		111		5		—		116
Lease receivables		576,165		558,318		—		1,134,483
Loans for installment credit		5,915,223		542,413		—		6,457,636

		188,437,899		216,400,686		22,609,593		427,448,178

Proportion (%)		44.08		50.63		5.29		100.00
Less: Allowances for credit losses		(1,337,366)		(1,983,825)		(837,842)		(4,159,033)

	~~W~~	187,100,533	~~W~~	214,416,861	~~W~~	21,771,751	~~W~~	423,289,145

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

10. Allowances for Credit Losses

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	602,037	~~W~~	284,816	~~W~~	450,513	~~W~~	522,552	~~W~~	561,936	~~W~~	901,288	~~W~~	163,185	~~W~~	354,315	~~W~~	320,342
Transfer between stages:		—		—		—		—		—		—		—		—		—
Transfer to 12-month expected credit losses		119,890		(115,826)		(4,064)		108,494		(101,651)		(6,843)		79,739		(77,440)		(2,299)
Transfer to lifetime expected credit losses		(96,344)		126,180		(29,836)		(97,441)		128,059		(30,618)		(21,268)		25,165		(3,897)
Impairment		(9,711)		(66,885)		76,596		(6,007)		(93,590)		99,597		(2,687)		(29,620)		32,307
Write-offs		—		—		(474,543)		—		9		(197,707)		—		—		(420,304)
Sales		(979)		(528)		(12,639)		—		(241)		(17,904)		—		—		—
Provision (reversal) for credit losses [1,2]		(42,849)		56,808		491,928		295,077		116,915		370,827		(14,333)		41,952		537,330
Others (exchange differences, etc.)		2,391		749		6,857		16		1,014		41,718		134		139		(29,555)

Ending	~~W~~	574,435	~~W~~	285,314	~~W~~	504,812	~~W~~	822,691	~~W~~	612,451	~~W~~	1,160,358	~~W~~	204,770	~~W~~	314,511	~~W~~	433,924

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

10.1 Changes in allowances for credit losses of loans measured at amortized cost for the nine-month periods ended September 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	474,475	~~W~~	242,819	~~W~~	288,912	~~W~~	448,084	~~W~~	477,993	~~W~~	960,964	~~W~~	175,168	~~W~~	322,649	~~W~~	294,327
Transfer between stages:		—		—		—		—		—		—		—		—		—
Transfer to 12-month expected credit losses		112,580		(104,070)		(8,510)		120,364		(103,252)		(17,112)		50,823		(49,950)		(873)
Transfer to lifetime expected credit losses		(82,825)		102,587		(19,762)		(73,543)		94,695		(21,152)		(23,653)		24,910		(1,257)
Impairment		(5,428)		(48,665)		54,093		(6,070)		(34,578)		40,648		(1,894)		(20,470)		22,364
Write-offs		—		(1)		(322,687)		—		(3)		(376,370)		—		—		(326,183)
Sales		(813)		(83)		(8,129)		(103)		(87)		(63,270)		—		—		—
Provision (reversal) for credit losses [1,2]		36,001		57,311		341,115		34,133		120,831		123,634		(33,722)		43,763		331,917
Others (exchange differences, etc.)		1,147		1,769		13,872		17,996		(1,881)		52,734		114		—		(8,793)

Ending	~~W~~	535,137	~~W~~	251,667	~~W~~	338,904	~~W~~	540,861	~~W~~	553,718	~~W~~	700,076	~~W~~	166,836	~~W~~	320,902	~~W~~	311,502

[1]

Provision for credit losses in the consolidated statements of comprehensive income also includes provision (reversal) for credit losses of due from financial institutions (Note 7.3), provision (reversal) for credit losses of financial investments (Note 11.5), provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 18.2), provision (reversal) for credit losses of financial guarantee contracts (Note 18.3), and provision (reversal) for credit losses of other financial assets.

[2]	Includes ~~W~~ 232,917 million and ~~W~~ 336,694 million of collections from written-off loans for the nine-month periods ended September 30, 2023 and 2022, respectively.

The Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~ 9,915,832 million and ~~W~~ 9,830,171 million as of September 30, 2023 and December 31, 2022, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

10.2 Changes in gross carrying amount of loans for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	399,089,134	~~W~~	34,563,171	~~W~~	3,547,610
Transfer between stages:
Transfer to 12-month expected credit losses		27,874,429		(27,563,651)		(310,778)
Transfer to lifetime expected credit losses (non-impaired)		(31,308,737)		31,864,424		(555,687)
Transfer to lifetime expected credit losses (impaired)		(1,397,503)		(2,194,373)		3,591,876
Write-offs		—		9		(1,092,554)
Sales		(3,058,051)		(36,288)		(215,524)
Net increase (decrease) (execution, repayment, and others)		18,201,847		(4,289,165)		(76,257)

Ending	~~W~~	409,401,119	~~W~~	32,344,127	~~W~~	4,888,686

(In millions of Korean won)	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	381,796,028	~~W~~	32,788,361	~~W~~	3,485,825
Transfer between stages:
Transfer to 12-month expected credit losses		27,741,293		(27,568,406)		(172,887)
Transfer to lifetime expected credit losses (non-impaired)		(31,195,862)		31,552,551		(356,689)
Transfer to lifetime expected credit losses (impaired)		(695,707)		(1,074,734)		1,770,441
Write-offs		—		(4)		(1,025,240)
Sales		(3,120,629)		(15,203)		(174,115)
Net increase (decrease) (execution, repayment, and others)		44,572,448		(1,155,543)		2,689

Ending	~~W~~	419,097,571	~~W~~	34,527,022	~~W~~	3,530,024

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

11.1 Details of financial assets at fair value through profit or loss and financial investments as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	10,687,631	~~W~~	9,310,991
Financial bonds		10,746,586		12,509,496
Corporate bonds		6,245,181		4,983,552
Asset-backed securities		107,437		164,543
Beneficiary certificates		20,147,016		19,838,465
Derivative-linked securities		1,716,467		1,625,950
Other debt securities		19,430,784		17,466,400
Equity securities:
Stocks		2,868,023		2,926,094
Other equity securities		568,558		613,969
Loans:
Privately placed bonds		149,549		158,731
Other loans		33,140		334,831
Due from financial institutions:
Other due from financial institutions		74,143		69,469
Others		89,491		90,006

	~~W~~	72,864,006	~~W~~	70,092,497

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	~~W~~	30,156,619	~~W~~	29,556,711
Financial bonds		20,843,243		22,009,492
Corporate bonds		22,349,679		24,134,382
Asset-backed securities		1,745,207		662,791
Other debt securities		257,084		284,977
Equity securities:
Stocks		1,850,820		1,907,737
Equity investments		9,559		17,096
Other equity securities		771,725		410,960
Loans:
Privately placed bonds		830,880		549,272

		78,814,816		79,533,418

Financial assets at amortized cost
Debt securities:
Government and public bonds		6,497,254		6,520,633
Financial bonds		14,271,345		10,965,141
Corporate bonds		9,685,703		10,642,200
Asset-backed securities		8,867,258		7,432,860
Other debt securities		397,624		363,985
Less: Allowances for credit losses		(18,030)		(5,578)

		39,701,154		35,919,241

	~~W~~	118,515,970	~~W~~	115,452,659

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

11.2 Dividend income from equity securities designated at fair value through other comprehensive income for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)		2023				2022
		From the equity securities derecognized		From the equity securities held		From the equity securities derecognized		From the equity securities held
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	—	~~W~~	1,999	~~W~~	—	~~W~~	411
	Unlisted		—		14,406		—		22,140
Other equity securities			1,874		19,871		—		9,441

		~~W~~	1,874	~~W~~	36,276	~~W~~	—	~~W~~	31,992

11.3 Derecognized equity securities measured at fair value through other comprehensive income for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)		2023				2022
		Disposal price		Accumulated other comprehensive income (loss) as of disposal date		Disposal price		Accumulated other comprehensive income as of disposal date
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	~~W~~	36,595	~~W~~	36,719	~~W~~	424,306	~~W~~	334,069
	Unlisted		—		(758)		—		—

		~~W~~	36,595	~~W~~	35,961	~~W~~	424,306	~~W~~	334,069

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

11.4 Provision (reversal) for credit losses of financial investments for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	11,197	~~W~~	(2,327)	~~W~~	8,870
Loans measured at fair value through other comprehensive income		490		(3)		487
Securities measured at amortized cost		13,474		(1,033)		12,441

	~~W~~	25,161	~~W~~	(3,363)	~~W~~	21,798

(In millions of Korean won)	2022
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	~~W~~	3,731	~~W~~	(1,254)	~~W~~	2,477
Loans measured at fair value through other comprehensive income		194		(185)		9
Securities measured at amortized cost		2,779		(365)		2,414

	~~W~~	6,704	~~W~~	(1,804)	~~W~~	4,900

11.5 Changes in allowances for credit losses of financial investments for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	16,343	~~W~~	270	~~W~~	76
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(512)		(270)		—
Provision for credit losses		21,798		—		—
Others		(189)		—		—

Ending	~~W~~	37,440	~~W~~	—	~~W~~	76

(In millions of Korean won)	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	18,952	~~W~~	28	~~W~~	76
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(474)		(23)		—
Provision for credit losses		4,803		98		—
Others		334		—		—

Ending	~~W~~	23,615	~~W~~	103	~~W~~	76

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

12. Investments in Associates and Joint Ventures

12.1 Details of investments in associates and joint ventures as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	66.66	~~W~~	3,601	~~W~~	6,022	~~W~~	6,022	Investment finance	Korea
Balhae Infrastructure Company [1]	12.61		91,675		89,463		89,427	Investment finance	Korea
Hahn & Company No. 4-3 Private Equity Fund	24.82		8,188		11,443		7,253	Investment finance	Korea
Aju Good Technology Venture Fund	38.47		343		14,224		14,224	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99		9,158		(13,274)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd. [1]	17.86		440		87		87	Research, consulting, and big data	Korea
Food Factory Co., Ltd. [4]	22.22		1,000		590		1,448	Farm product distribution	Korea
KBSP Private Equity Fund No.4 [1]	14.95		6,100		2,852		2,852	Investment finance	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00		4,500		6,744		6,744	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		5,018		5,018	Investment finance	Korea
KB-Solidus Global Healthcare Fund [2]	43.33		17,217		23,297		23,994	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		1,826		4,503		4,503	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	56.00		9,072		12,487		12,487	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	42.55		4,850		12,205		11,455	Investment finance	Korea
KB-SJ Tourism Venture Fund [1]	18.52		4,599		3,841		3,841	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		953		953	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund [1]	14.56		16,837		16,756		16,756	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 [2]	37.69		17,565		15,917		15,974	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund [2]	44.29		19,125		17,138		17,140	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,526		9,526	Investment finance	Korea
All Together Korea Fund No.2 [5]	99.99		10,000		10,463		10,463	Asset management	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

12.1 Details of investments in associates and joint ventures as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	September 30, 2023
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	12.00	~~W~~	9,572	~~W~~	11,569	~~W~~	11,569	Asset management	Korea
December & Company Inc. [1]	16.78		29,951		1,165		1,165	Investment finance	Korea
2020 KB Fintech Renaissance Fund [1]	5.05		550		1,084		1,084	Investment finance	Korea
KB Material and Parts No.1 PEF [1]	14.47		3,400		3,313		3,313	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		10,650		7,894		7,894	Investment finance	Korea
G payment Joint Stock Company	43.84		9,271		3,512		9,371	Investment advisory and securities trading	Vietnam
KB-GeneN Medical Venture Fund No.1	22.52		2,000		1,933		1,933	Investment finance	Korea
KB-BridgePole Venture Investment Fund [1]	6.30		850		822		822	Investment finance	Korea
KB-Kyobo New Mobility Power Fund	28.57		3,000		2,785		2,785	Investment finance	Korea
DA-Friend New Technology Investment Fund No.2	27.06		988		933		933	Investment finance	Korea
Cornerstone Pentastone Fund No.4	21.52		818		780		780	Investment finance	Korea
Star-Lord General Investors Private Real Estate Investment Company No.10	26.24		46,700		49,395		—	Real estate investment	Korea
KB-Badgers Future Mobility ESG Fund No.1	40.91		7,675		6,286		6,286	Investment finance	Korea
JS Private Equity Fund No.3	20.48		1,700		2,802		2,802	Investment finance	Korea
Mirae Asset Mobility Investment Fund No.1	22.99		2,000		1,957		1,957	Investment finance	Korea
KB-FT 1st Green Growth Investment Fund [1]	10.34		2,000		1,939		1,939	Investment finance	Korea
Glenwood Credit Private Equity Fund No.2	29.89		42,000		43,196		43,196	Investment finance	Korea
THE CHAEUL FUND NO.1	31.25		1,000		977		977	Investment finance	Korea
Smart Korea KB Future9-Sejong Venture Fund	38.46		3,000		2,844		2,844	Investment finance	Korea
KB-KTB Technology Venture Fund [2]	50.90		22,400		21,491		21,491	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund [2]	90.40		24,762		22,790		22,675	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

12.1 Details of investments in associates and joint ventures as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	September 30, 2023
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Paramark KB Fund No.1 [1]	17.34	~~W~~	15,061	~~W~~	13,626	~~W~~	13,626	Investment finance	Korea
KB Co-Investment Private Equity Fund No.1 [1]	7.12		9,476		9,477		9,394	Investment finance	Korea
POSITIVE Sobujang Venture Fund No.1	43.96		2,000		1,974		1,974	Investment finance	Korea
History 2022 Fintech Fund	34.78		2,000		1,948		1,948	Investment finance	Korea
PEBBLES-MW M.C.E New Technology Investment Fund 1st	23.26		1,670		1,630		1,630	Investment finance	Korea
KB-NP Green ESG New Technology Venture Capital Fund	29.85		13,699		12,863		12,863	Investment finance	Korea
TMAP Mobility Co., Ltd. [1]	8.25		200,000		54,387		186,405	Application software development and supply	Korea
Nextrade Co., Ltd. [1]	6.64		9,700		9,483		9,483	Investment finance	Korea
Shinhan Global Mobility Fund No.1	24.56		1,345		1,331		1,331	Investment finance	Korea
SKB Next Unicorn K-Battery Fund No.1	24.84		1,995		1,995		1,995	Investment finance	Korea
Lakewood-AVES Fund No.1	39.06		2,000		1,980		1,980	Investment finance	Korea
MW-Pyco NewWave New Technology Investment Fund 4th [2]	51.30		2,000		1,975		1,975	Investment finance	Korea
Bitgoeul Cheomdan Green 1st Co., Ltd. [1]	19.00		190		187		187	Electricity	Korea
KB-SUSUNG 1st Inverstment Fund [1]	10.00		2,000		1,982		1,982	Investment finance	Korea
Friend 55 New Technology Business Investment Fund [2]	53.30		1,200		1,189		1,189	Investment finance	Korea
DSIP-Pharos Bioenergy Fund	34.10		4,000		3,922		3,922	Investment finance	Korea
Shinhan-Eco Venture Fund 2nd	20.00		500		488		488	Investment finance	Korea
Leading H2O Fund 1	48.20		1,500		1,497		1,497	Investment finance	Korea
2023 JB Newhech No.2 Fund	25.70		1,800		1,798		1,798	Investment finance	Korea
Others			2,024		(1)		1,026

		~~W~~	740,043	~~W~~	563,453	~~W~~	662,676

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

12.1 Details of investments in associates and joint ventures as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-KDBC Pre-IPO New Technology Business Investment Fund [2]	66.66	~~W~~	3,601	~~W~~	5,978	~~W~~	5,978	Investment finance	Korea
Balhae Infrastructure Company [1]	12.61		96,516		90,653		90,617	Investment finance	Korea
Aju Good Technology Venture Fund	38.47		8,143		19,840		19,836	Investment finance	Korea
KG Capital Co., Ltd.	49.00		9,800		20,250		19,162	Auto loans	Korea
Incheon Bridge Co., Ltd. [1]	14.99		9,158		(15,963)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd. [1]	17.86		440		60		60	Research, consulting, and big data	Korea
Paycoms Co., Ltd. [3]	12.24		800		201		213	System software publishing	Korea
Food Factory Co., Ltd. [4]	22.22		1,000		696		1,399	Farm product distribution	Korea
KBSP Private Equity Fund No.4 [1]	14.95		6,100		1,892		1,892	Investment finance	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00		4,500		4,959		4,959	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		4,266		4,266	Investment finance	Korea
KB-Solidus Global Healthcare Fund [2]	43.33		25,927		21,735		22,432	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		1,826		4,798		4,798	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund [2]	56.00		9,744		13,794		13,794	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	42.55		12,450		17,801		17,051	Investment finance	Korea
KB-SJ Tourism Venture Fund [1]	18.52		4,599		3,773		3,773	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		957		957	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund [1]	14.56		23,801		25,144		25,144	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 [2]	37.69		18,041		16,539		16,539	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund [2]	44.29		21,375		19,180		19,180	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,542		9,542	Investment finance	Korea
All Together Korea Fund No.2 [5]	99.99		10,000		10,244		10,244	Asset management	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

12.1 Details of investments in associates and joint ventures as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	12.00	~~W~~	10,006	~~W~~	12,554	~~W~~	12,554	Asset management	Korea
December & Company Inc. [1]	16.78		29,951		3,735		16,029	Investment finance	Korea
2020 KB Fintech Renaissance Fund [1]	5.05		550		630		630	Investment finance	Korea
KB Material and Parts No.1 PEF [1]	14.47		3,400		3,321		3,321	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		12,775		10,483		10,483	Investment finance	Korea
G payment Joint Stock Company	43.84		9,029		2,917		9,281	Investment advisory and securities trading	Vietnam
KB-GeneN Medical Venture Fund No.1	22.52		2,000		1,965		1,965	Investment finance	Korea
KB-BridgePole Venture Investment Fund [1]	6.30		850		835		835	Investment finance	Korea
KB-Kyobo New Mobility Power Fund	28.57		3,000		2,826		2,826	Investment finance	Korea
DA-Friend New Technology Investment Fund No.2	27.06		988		949		949	Investment finance	Korea
Cornerstone Pentastone Fund No.4	21.52		818		792		792	Investment finance	Korea
SKS-VLP New Technology Investment Fund No.2	23.11		1,156		1,121		1,121	Investment finance	Korea
Star-Lord General Investors Private Real Estate Investment Company No.10	26.24		46,700		45,157		—	Real estate investment	Korea
KB-Badgers Future Mobility ESG Fund No.1	40.91		2,137		1,475		1,475	Investment finance	Korea
JS Private Equity Fund No.3	20.48		1,700		1,664		1,664	Investment finance	Korea
Mirae Asset Mobility Investment Fund No.1	22.99		2,000		1,979		1,979	Investment finance	Korea
KB-FT 1st Green Growth Investment Fund [1]	10.34		2,000		1,970		1,970	Investment finance	Korea
Glenwood Credit Private Equity Fund No.2	29.89		42,000		43,468		43,468	Investment finance	Korea
THE CHAEUL FUND NO.1	31.25		1,000		989		989	Investment finance	Korea
Smart Korea KB Future9-Sejong Venture Fund	38.46		2,000		1,870		1,870	Investment finance	Korea
KB-KTB Technology Venture Fund [2]	50.90		16,800		16,256		16,256	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

12.1 Details of investments in associates and joint ventures as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-SOLIDUS Healthcare Investment Fund [2]	88.23	~~W~~	19,800	~~W~~	18,651	~~W~~	18,651	Investment finance	Korea
Paramark KB Fund No.1 [1]	17.34		12,199		10,966		10,966	Investment finance	Korea
KB Co-Investment Private Equity Fund No.1 [1]	7.12		7,268		7,269		7,233	Investment finance	Korea
POSITIVE Sobujang Venture Fund No.1	43.96		2,000		1,977		1,977	Investment finance	Korea
History 2022 Fintech Fund	34.78		2,000		1,981		1,981	Investment finance	Korea
PEBBLES-MW M.C.E New Technology Investment Fund 1st	23.26		2,000		1,982		1,982	Investment finance	Korea
KB-NP Green ESG New Technology Venture Capital Fund	29.85		9,350		9,043		9,043	Investment finance	Korea
TMAP Mobility Co., Ltd. [1]	8.25		200,000		61,518		194,455	Application software development and supply	Korea
Nextrade Co., Ltd. [1]	6.64		9,700		9,700		9,700	Investment finance	Korea
Shinhan Global Mobility Fund No.1	24.56		1,345		1,345		1,345	Investment finance	Korea
SKB Next Unicorn K-Battery Fund No.1	24.84		1,995		1,995		1,995	Investment finance	Korea
Others			2,029		(741)		1,049

		~~W~~	743,867	~~W~~	558,981	~~W~~	682,670

[1]

As of September 30, 2023 and December 31, 2022, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

[3]	The ownership of Paycoms Co., Ltd. would be 21.68% as of December 31, 2022, considering the potential voting rights of convertible bonds.
[4]	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of September 30, 2023 and December 31, 2022, respectively, considering the potential voting rights of convertible bonds.
[5]	As of September 30, 2023 and December 31, 2022, the Group participates in the investment management committee but cannot exercise control.

In accordance with Korean IFRS No.1028 Investments in Associates and Joint Ventures, the Group elected an exemption from applying the equity method for 52 companies including Banksalad Co., Ltd. and classified them as financial assets at fair value through profit or loss.

Although the Group holds 20% or more of the ownership, investment trusts with limited influence on related activities according to trust contracts, and companies with limited influence on related activities due to bankruptcy and corporate rehabilitation proceedings are excluded from associates.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

13. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	Assets		Liabilities		Net amount
Other provisions	~~W~~	190,574	~~W~~	—	~~W~~	190,574
Allowances for credit losses		34,779		—		34,779
Impairment losses of property and equipment		9,553		(1,391)		8,162
Share-based payments		23,155		—		23,155
Provisions for acceptances and guarantees		51,021		—		51,021
Gains or losses on valuation of derivatives		271,521		(317,425)		(45,904)
Present value discount		14,119		(13)		14,106
Gains or losses on fair value hedge		—		(92,815)		(92,815)
Accrued interest		—		(185,757)		(185,757)
Deferred loan origination fees and costs		14,750		(186,166)		(171,416)
Advanced depreciation provision		—		(4,009)		(4,009)
Gains or losses on revaluation		313		(291,292)		(290,979)
Investments in subsidiaries and others		49,830		(340,898)		(291,068)
Gains or losses on valuation of security investment		1,950,756		(60,262)		1,890,494
Defined benefit liabilities		536,695		(1,218)		535,477
Accrued expenses		241,622		—		241,622
Retirement insurance expense		—		(622,506)		(622,506)
Adjustments to the prepaid contributions		—		(34,422)		(34,422)
Derivative-linked securities		15,103		(231,962)		(216,859)
Others		1,113,753		(3,988,379)		(2,874,626)

		4,517,544		(6,358,515)		(1,840,971)

Offsetting of deferred income tax assets and liabilities		(4,272,264)		4,064,818		(207,446)

	~~W~~	245,280	~~W~~	(2,293,697)	~~W~~	(2,048,417)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

13. Deferred Income Tax Assets and Liabilities (cont’d)

(In millions of Korean won)	December 31, 2022
	Assets		Liabilities		Net amount
Other provisions	~~W~~	195,191	~~W~~	—	~~W~~	195,191
Allowances for credit losses		2,139		(12,259)		(10,120)
Impairment losses of property and equipment		6,088		(1,476)		4,612
Share-based payments		21,406		—		21,406
Provisions for acceptances and guarantees		39,787		—		39,787
Gains or losses on valuation of derivatives		135,985		(207,778)		(71,793)
Present value discount		20,247		(2,571)		17,676
Gains or losses on fair value hedge		—		(93,833)		(93,833)
Accrued interest		—		(168,068)		(168,068)
Deferred loan origination fees and costs		13,675		(185,723)		(172,048)
Advanced depreciation provision		—		(4,018)		(4,018)
Gains or losses on revaluation		315		(292,373)		(292,058)
Investments in subsidiaries and others		48,693		(203,130)		(154,437)
Gains or losses on valuation of security investment		1,951,876		(46,551)		1,905,325
Defined benefit liabilities		497,982		(799)		497,183
Accrued expenses		268,529		—		268,529
Retirement insurance expense		—		(583,156)		(583,156)
Adjustments to the prepaid contributions		—		(27,986)		(27,986)
Derivative-linked securities		10,102		(283,840)		(273,738)
Others		2,534,543		(3,404,605)		(870,062)

		5,746,558		(5,518,166)		228,392

Offsetting of deferred income tax assets and liabilities		(5,558,186)		3,943,212		(1,614,974)

	~~W~~	188,372	~~W~~	(1,574,954)	~~W~~	(1,386,582)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

14. Financial Liabilities at Fair Value through Profit or Loss

14.1 Details of financial liabilities at fair value through profit or loss and financial liabilities designated at fair value through profit or loss as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Financial liabilities at fair value through profit or loss
Borrowed securities sold	~~W~~	2,362,728	~~W~~	2,102,537
Others		89,415		90,673

		2,452,143		2,193,210

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		8,430,533		10,078,394

		8,430,533		10,078,394

	~~W~~	10,882,676	~~W~~	12,271,604

14.2 Difference between the amount contractually required to pay at maturity and carrying amount of financial liabilities designated at fair value through profit or loss as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Amount contractually required to pay at maturity	~~W~~	8,302,940	~~W~~	9,973,340
Carrying amount		8,430,533		10,078,394

Difference	~~W~~	(127,593)	~~W~~	(105,054)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

15. Deposits

Details of deposits as of September 30, 2023 and December 31, 2022 are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Demand deposits
Demand deposits in Korean won	~~W~~	151,226,288	~~W~~	152,079,457
Demand deposits in foreign currencies		10,269,802		12,844,385

		161,496,090		164,923,842

Time deposits
Time deposits in Korean won		194,439,966		194,117,692
Fair value adjustments of fair value hedged time deposits in Korean won		(1,961)		—

		194,438,005		194,117,692

Time deposits in foreign currencies		24,846,322		23,529,633
Fair value adjustments of fair value hedged time deposits in foreign currencies		(9,488)		(8,591)

		24,836,834		23,521,042

		219,274,839		217,638,734

Certificates of deposits		13,342,480		6,325,876

Investment contract liabilities		4,830,222		5,040,452

	~~W~~	398,943,631	~~W~~	393,928,904

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

16. Borrowings

16.1 Details of borrowings as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
General borrowings	~~W~~	54,114,041	~~W~~	55,789,869
Bonds sold under repurchase agreements and others		12,884,790		11,773,494
Call money		3,353,986		4,154,003

	~~W~~	70,352,817	~~W~~	71,717,366

16.2 Details of general borrowings as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)		Lenders	Interest rate (%) as of September 30, 2023	September 30, 2023		December 31, 2022
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	0.25 ~ 2.00	~~W~~	4,814,643	~~W~~	8,282,289
	Borrowings from the government	SEMAS and others	0.00 ~ 3.07		2,595,345		2,670,867
	Borrowings from banks	Shinhan Bank and others	0.00 ~ 7.79		975,400		914,360
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	1.28 ~ 6.96		2,254,910		2,189,510
	Other borrowings	The Korea Development Bank and others	0.00 ~ 7.60		21,967,909		19,806,869

					32,608,207		33,863,895

Borrowings in foreign currencies	Due to banks	Hana Bank and others	—		98,682		18,266
	Borrowings from banks	Citicorp International Ltd and others	0.00 ~ 12.00		16,692,844		16,296,725
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	5.95 ~ 6.40		24,747		38,249
	Other borrowings	Standard Chartered Bank and others	0.00 ~ 12.00		4,689,561		5,572,734

					21,505,834		21,925,974

				~~W~~	54,114,041	~~W~~	55,789,869

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

17. Debentures

17.1 Details of debentures as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	Interest rate (%) as of September 30, 2023	September 30, 2023		December 31, 2022
Debentures in Korean won
Structured debentures	5.86 ~ 8.62	~~W~~	50,680	~~W~~	710
Exchangeable bonds *	—		240,000		240,000
Subordinated fixed rate debentures	2.02 ~ 7.86		4,454,310		5,354,890
Fixed rate debentures	1.18 ~ 13.70		46,969,452		45,424,094
Floating rate debentures	3.67 ~ 6.17		4,310,000		5,455,000

			56,024,442		56,474,694
Fair value adjustments of fair value hedged debentures in Korean won			(223,944)		(249,629)
Less: Discount on debentures in Korean won			(31,379)		(29,166)
Less: Adjustment for exchange right of exchangeable bonds in Korean won			(5,944)		(8,435)

			55,763,175		56,187,464

Debentures in foreign currencies
Floating rate debentures	4.16 ~ 6.94		1,769,766		2,168,341
Fixed rate debentures	0.05 ~ 12.00		11,229,607		10,482,244

			12,999,373		12,650,585
Fair value adjustments of fair value hedged debentures in foreign currencies			(116,178)		(95,865)
Less: Discount on debentures in foreign currencies			(37,565)		(43,981)

			12,845,630		12,510,739

		~~W~~	68,608,805	~~W~~	68,698,203

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rate of bonds under the same conditions without the exchange right. The residual amount after deducting the liability component from the issuance amount, represents the value of the exchange right and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~ 48,000. Exercise period for exchange right is from the 60th day of the issuance date to 10 days before the maturity date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

18. Provisions

18.1 Details of provisions as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Provisions for credit losses of unused loan commitments	~~W~~	378,667	~~W~~	342,182
Provisions for credit losses of acceptances and guarantees		191,348		153,529
Provisions for credit losses of financial guarantee contracts		7,028		2,955
Provisions for restoration costs		153,507		159,033
Others		242,128		276,002

	~~W~~	972,678	~~W~~	933,701

18.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	179,885	~~W~~	151,067	~~W~~	11,230	~~W~~	26,906	~~W~~	118,724	~~W~~	7,899
Transfer between stages:
Transfer to 12-month expected credit losses		57,546		(55,414)		(2,132)		(3,580)		(414)		3,994
Transfer to lifetime expected credit losses		(14,754)		15,049		(295)		(262)		363		(101)
Impairment		(440)		(2,064)		2,504		—		(113)		113
Provision (reversal) for credit losses		8,802		25,781		(1,113)		8,965		28,974		(5,254)
Others (exchange differences, etc.)		1,633		1,420		(38)		746		4,176		212

Ending	~~W~~	232,672	~~W~~	135,839	~~W~~	10,156	~~W~~	32,775	~~W~~	151,710	~~W~~	6,863

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

18.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the nine-month periods ended September 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	153,997	~~W~~	146,619	~~W~~	8,024	~~W~~	27,397	~~W~~	82,170	~~W~~	11,537
Transfer between stages:
Transfer to 12-month expected credit losses		36,228		(35,281)		(947)		1,138		(1,138)		—
Transfer to lifetime expected credit losses		(14,618)		15,058		(440)		(341)		1,002		(661)
Impairment		(206)		(1,407)		1,613		(9)		(138)		147
Provision (reversal) for credit losses		1,869		19,956		1,086		(4,100)		39,613		(832)
Others (exchange differences, etc.)		3,402		1,550		—		3,332		10,365		418

Ending	~~W~~	180,672	~~W~~	146,495	~~W~~	9,336	~~W~~	27,417	~~W~~	131,874	~~W~~	10,609

18.3 Changes in provisions for credit losses of financial guarantee contracts for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Beginning	~~W~~	2,955	~~W~~	5,351
Provision (reversal)		4,073		(449)
Others		—		(867)

Ending	~~W~~	7,028	~~W~~	4,035

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

18.4 Changes in provisions for restoration costs for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Beginning	~~W~~	159,033	~~W~~	152,186
Provision		4,638		8,507
Reversal		(1,428)		(1,681)
Used		(13,517)		(12,130)
Unwinding of discount		4,641		2,064
Effect of changes in discount rate		140		160

Ending	~~W~~	153,507	~~W~~	149,106

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.

18.5 Changes in other provisions for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	46	~~W~~	2,794	~~W~~	113,527	~~W~~	159,635	~~W~~	276,002
Increase		48		2,889		9,744		4,986		17,667
Decrease		(47)		(2,609)		(33,060)		(23,531)		(59,247)
Others		—		—		5,662		2,044		7,706

Ending	~~W~~	47	~~W~~	3,074	~~W~~	95,873	~~W~~	143,134	~~W~~	242,128

(In millions of Korean won)	2022
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	22,902	~~W~~	3,062	~~W~~	55,168	~~W~~	109,174	~~W~~	190,306
Increase		55,590		2,124		2,414		14,599		74,727
Decrease		(56,315)		(2,315)		(1,154)		(12,740)		(72,524)
Others		—		—		657		(328)		329

Ending	~~W~~	22,177	~~W~~	2,871	~~W~~	57,085	~~W~~	110,705	~~W~~	192,838

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

19. Net Defined Benefit Liabilities

19.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the consolidated statement of financial position are calculated by the independent actuary in accordance with actuarial valuation method. The defined benefit obligation is calculated using the projected unit credit method. Assumptions based on market data and historical data such as discount rate, future salary increase rate, mortality, and consumer price index are used which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends which may affect net defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

19.2 Details of net defined benefit liabilities as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Present value of defined benefit obligation	~~W~~	2,195,189	~~W~~	2,215,330
Fair value of plan assets		(2,539,495)		(2,608,519)

Net defined benefit liabilities (asset) *	~~W~~	(344,306)	~~W~~	(393,189)

*

As of September 30, 2023, the net defined benefit asset of ~~W~~ 344,306 million is the amount obtained by subtracting the net defined benefit liability of ~~W~~ 115,602 million from the net defined benefit asset of ~~W~~ 459,908 million. Similarly, as of December 31, 2022, the net defined benefit asset of ~~W~~ 393,189 million is the amount obtained by subtracting the net defined benefit liability of ~~W~~ 85,745 million from the net defined benefit asset of ~~W~~ 478,934 million.

19.3 Details of post-employment benefits recognized in profit or loss for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Current service cost	~~W~~	148,770	~~W~~	186,875
Net interest expense(income) on net defined benefit liabilities		(17,349)		1,461
Gains or losses on settlement		55		—

Post-employment benefits *	~~W~~	131,476	~~W~~	188,336

*

Includes post-employment benefits amounting to ~~W~~ 13,848 million recognized as insurance service expenses, ~~W~~ 2,119 million recognized as other operating expenses and ~~W~~ 103 million recognized as advanced payments for the nine-month period ended September 30, 2023, and ~~W~~ 20,921 million recognized as insurance service expenses and ~~W~~ 2,273 million recognized as other operating expenses for the nine-month period ended September 30, 2022.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

20. Equity

20.1 Share Capital

20.1.1 Details of share capital as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won and in number of shares)	September 30, 2023		December 31, 2022
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		403,511,072		408,897,068
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

20.1.2 Changes in outstanding shares for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In number of shares)	2023	2022
Beginning	389,634,335	389,634,335
Increase	—	—
Decrease	(7,285,996)	—

Ending	382,348,339	389,634,335

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

20.2 Hybrid Securities

Details of hybrid securities classified as equity as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of September 30, 2023	September 30, 2023		December 31, 2022
The 1-1st	May 2, 2019	Perpetual bond	3.23	~~W~~	349,309	~~W~~	349,309
The 1-2nd	May 2, 2019	Perpetual bond	3.44		49,896		49,896
The 2-1st	May 8, 2020	Perpetual bond	3.30		324,099		324,099
The 2-2nd	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1st	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
The 3-2nd	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1st	Oct. 20, 2020	Perpetual bond	3.00		433,996		433,996
The 4-2nd	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
The 5-1st	Feb. 19, 2021	Perpetual bond	2.67		419,071		419,071
The 5-2nd	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
The 5-3rd	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
The 6-1st	May 28, 2021	Perpetual bond	3.20		165,563		165,563
The 6-2nd	May 28, 2021	Perpetual bond	3.60		109,708		109,708
The 7-1st	Oct. 8, 2021	Perpetual bond	3.57		208,468		208,468
The 7-2nd	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
The 8-1st	Feb. 16, 2022	Perpetual bond	4.00		442,970		442,970
The 8-2nd	Feb. 16, 2022	Perpetual bond	4.30		155,626		155,626
The 9-1st	May 12, 2022	Perpetual bond	4.68		478,829		478,829
The 9-2nd	May 12, 2022	Perpetual bond	4.97		19,906		19,906
The 10-1st	Aug. 26, 2022	Perpetual bond	4.90		407,936		407,936
The 10-2nd	Aug. 26, 2022	Perpetual bond	5.15		70,819		70,819
The 10-3rd	Aug. 26, 2022	Perpetual bond	5.30		19,944		19,944
The 11-1st	Feb. 3, 2023	Perpetual bond	4.90		548,681		—
The 11-2nd	Feb. 3, 2023	Perpetual bond	5.03		49,871		—

				~~W~~	5,032,803	~~W~~	4,434,251

The above hybrid securities are early redeemable by the Group after 5 or 7 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~ 1,282,993 million issued by Kookmin Bank, hybrid securities of ~~W~~ 102,673 million issued by KB Securities Co., Ltd. and hybrid securities of ~~W~~ 49,800 million issued by KB Life Insurance Co., Ltd. are recognized as non-controlling interests and are early redeemable by the Group after 5 years from the issuance date and each interest payment date thereafter.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

20.3 Capital Surplus

Details of capital surplus as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Paid-in capital in excess of par value	~~W~~	13,190,274	~~W~~	13,190,274
Losses on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		3,922,748		4,219,856
Consideration for exchange right of exchangeable bonds		11,933		11,933

	~~W~~	16,643,623	~~W~~	16,940,731

20.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Remeasurements of net defined benefit liabilities	~~W~~	(90,119)	~~W~~	(88,770)
Currency translation differences		416,496		254,446
Losses on financial instruments at fair value through other comprehensive income		(5,932,221)		(6,081,560)
Share of other comprehensive loss of associates and joint ventures		(3,931)		(3,342)
Gains (losses) on cash flow hedging instruments		(28,252)		19,632
Losses on hedging instruments of net investments in foreign operations		(184,644)		(114,742)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(10,230)		41,063
Finance gains or losses on insurance contract assets (liabilities)		7,934,673		7,285,794

	~~W~~	2,101,772	~~W~~	1,312,521

20.5 Retained Earnings

20.5.1 Details of retained earnings as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Legal reserves *	~~W~~	1,007,685	~~W~~	839,235
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		29,993,653		27,101,037

	~~W~~	31,983,338	~~W~~	28,922,272

*

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

20.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Regulations on Supervision of Financial Holding Companies.

20.5.2.1 Details of regulatory reserve for credit losses as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	4,115,555	~~W~~	4,355,734
Non-controlling interests		191,501		89,214

	~~W~~	4,307,056	~~W~~	4,444,948

20.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the three-month and nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won, except for per share amounts)	2023				2022
	Three months		Nine months		Three months		Nine months
Provision (reversal) of regulatory reserve for credit losses	~~W~~	180,616	~~W~~	(240,179)	~~W~~	164,057	~~W~~	374,000
Adjusted profit after provision of regulatory reserve for credit losses [1,2]		1,145,068		4,473,776		1,169,188		3,578,585
Adjusted basic earnings per share after provision of regulatory reserve for credit losses [1]		2,985		11,611		3,001		9,184
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses [1]		2,920		11,349		2,934		8,974

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision of regulatory reserve for credit losses before tax to the net profit attributable to shareholders of the Parent Company.

[2]	After deducting dividends on hybrid securities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

20.6 Treasury Shares

Changes in treasury shares for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won and in number of shares)	2023
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares *		19,262,733		7,285,996		(5,385,996)		21,162,733
Carrying amount	~~W~~	836,188	~~W~~	373,695	~~W~~	(242,096)	~~W~~	967,787

(In millions of Korean won and in number of shares)	2022
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares *		26,173,585		—		(6,910,852)		19,262,733
Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	(300,000)	~~W~~	836,188

*	5 million treasury shares are deposited at the Korea Securities Depository for the exchange of exchangeable bonds.

In accordance with the resolution of the Board of Directors on July 25, 2023, the Parent Company plans to acquire and retire 6,295,907 shares (~~W~~ 300,000 million) of treasury stocks on the market by July 31, 2024. However, the above number of stocks were computed based on the closing price (~~W~~ 47,650) as of July 24, 2023, the day before the Board of Directors meeting; as such, the final number of treasury stocks to be retired may change according to stock price.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

21. Net Interest Income

Details of interest income, interest expense, and net interest income for the three-month and nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Interest income
Due from financial institutions measured at fair value through profit or loss	~~W~~	462	~~W~~	1,461	~~W~~	619	~~W~~	2,220
Securities measured at fair value through profit or loss		357,669		1,025,127		220,247		609,552
Loans measured at fair value through profit or loss		3,792		9,961		4,636		9,879
Securities measured at fair value through other comprehensive income		570,003		1,614,544		421,742		1,120,032
Loans measured at fair value through other comprehensive income		10,729		27,337		4,869		11,219
Due from financial institutions measured at amortized cost		88,114		252,203		45,063		92,922
Securities measured at amortized cost		285,954		813,085		171,030		427,858
Loans measured at amortized cost		5,963,419		17,277,635		4,420,666		11,844,089
Insurance finance income		5,912		17,210		3,868		13,089
Others		127,254		371,988		81,032		242,672

		7,413,308		21,410,551		5,373,772		14,373,532

Interest expense
Deposits		2,554,604		7,320,728		1,178,684		2,754,272
Borrowings		642,341		1,851,835		358,752		782,725
Debentures		579,448		1,686,630		436,643		1,112,296
Insurance finance expense		422,393		1,292,077		412,358		1,188,201
Others		126,974		412,470		59,307		135,247

		4,325,760		12,563,740		2,445,744		5,972,741

Net interest income	~~W~~	3,087,548	~~W~~	8,846,811	~~W~~	2,928,028	~~W~~	8,400,791

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

22. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the three-month and nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Fee and commission income
Banking activity fees	~~W~~	44,927	~~W~~	136,091	~~W~~	45,829	~~W~~	135,545
Lending activity fees		22,963		74,415		21,083		61,710
Credit card and debit card related fees		364,917		1,162,448		376,076		1,126,490
Agent activity fees		44,214		147,838		72,082		162,836
Trust and other fiduciary fees		93,834		283,239		84,351		254,531
Fund management related fees		35,331		100,443		35,008		105,283
Acceptances and guarantees fees		20,359		54,846		15,968		49,283
Foreign currency related fees		80,413		233,398		74,646		211,579
Securities agency fees		28,514		87,631		32,693		99,395
Other business account commission on consignment		6,621		27,656		7,422		28,638
Commissions received on securities business		180,288		520,299		125,084		524,810
Lease fees		270,139		806,295		258,250		740,231
Others		100,306		354,643		125,272		423,666

		1,292,826		3,989,242		1,273,764		3,923,997

Fee and commission expense
Trading activity related fees *		17,173		43,434		8,486		30,179
Lending activity fees		9,020		26,032		11,685		33,419
Credit card and debit card related fees		194,862		623,772		214,871		599,422
Outsourcing related fees		40,111		123,146		42,725		119,062
Foreign currency related fees		25,012		66,321		20,201		49,290
Others		105,237		339,716		103,118		328,135

		391,415		1,222,421		401,086		1,159,507

Net fee and commission income	~~W~~	901,411	~~W~~	2,766,821	~~W~~	872,678	~~W~~	2,764,490

*	Fees from financial instruments at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

23. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

23.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the three-month and nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	~~W~~	297,245	~~W~~	2,274,400	~~W~~	473,828	~~W~~	1,599,061
Equity securities		86,605		610,559		76,610		371,189

		383,850		2,884,959		550,438		1,970,250

Derivatives held for trading:
Interest rate		1,560,122		4,753,946		4,082,999		13,599,284
Currency		3,036,824		8,994,046		11,080,228		19,158,069
Stock or stock index		259,847		1,641,910		465,383		1,494,289
Credit		967		25,567		35,459		88,370
Commodity		1,378		20,586		7,509		24,406
Others		(29,665)		87,314		41,436		150,932

		4,829,473		15,523,369		15,713,014		34,515,350

Financial liabilities at fair value through profit or loss		93,044		211,589		58,161		201,712
Other financial instruments		105		508		607		698

		5,306,472		18,620,425		16,322,220		36,688,010

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities		456,139		1,044,541		1,122,992		3,747,772
Equity securities		93,870		279,238		179,751		819,159

		550,009		1,323,779		1,302,743		4,566,931

Derivatives held for trading:
Interest rate		1,354,157		4,425,657		3,673,918		12,488,158
Currency		3,109,009		9,345,190		11,427,610		19,685,063
Stock or stock index		427,798		1,602,854		1,068,018		2,641,038
Credit		1,209		29,144		29,226		72,287
Commodity		4,080		29,801		8,364		23,510
Others		26,485		123,199		106,396		389,526

		4,922,738		15,555,845		16,313,532		35,299,582

Financial liabilities at fair value through profit or loss		53,562		268,098		14,605		48,792
Other financial instruments		108		318		571		631

		5,526,417		17,148,040		17,631,451		39,915,936

Net gains (losses) on financial instruments at fair value through profit or loss	~~W~~	(219,945)	~~W~~	1,472,385	~~W~~	(1,309,231)	~~W~~	(3,227,926)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

23.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gains or losses on financial instruments designated at fair value through profit or loss include gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the three-month and nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	225,516	~~W~~	512,943	~~W~~	637,789	~~W~~	1,485,550

		225,516		512,943		637,789		1,485,550

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		(1,870)		818,573		137,876		265,738

		(1,870)		818,573		137,876		265,738

Net gains (losses) on financial instruments designated at fair value through profit or loss	~~W~~	227,386	~~W~~	(305,630)	~~W~~	499,913	~~W~~	1,219,812

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

24. Net Other Operating Income and Expenses

Details of other operating income and expenses for the three-month and nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Other operating income
Gains on financial instruments at fair value through other comprehensive income:
Gains on redemption of financial instruments at fair value through other comprehensive income	~~W~~	3,038	~~W~~	5,688	~~W~~	11	~~W~~	14
Gains on disposal of financial instruments at fair value through other comprehensive income		1,977		57,021		6,960		15,617

		5,015		62,709		6,971		15,631

Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost		17,582		91,023		19,366		77,691
Gains on disposal of securities measured at amortized cost		—		118		27		27

		17,582		91,141		19,393		77,718

Gains on hedge accounting		48,005		177,518		362,190		1,126,001
Gains on foreign exchange transactions		1,180,625		5,536,748		4,179,946		8,411,892
Dividend income		8,598		38,150		4,212		31,992
Others		148,695		434,923		146,536		363,069

		1,408,520		6,341,189		4,719,248		10,026,303

Other operating expenses
Losses on financial instruments at fair value through other comprehensive income:
Losses on redemption of financial instruments at fair value through other comprehensive income		3		5		807		2,360
Losses on disposal of financial instruments at fair value through other comprehensive income		73,758		190,422		37,783		129,648

		73,761		190,427		38,590		132,008

Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost		8,456		24,352		51,423		57,891

		8,456		24,352		51,423		57,891

Losses on hedge accounting		63,310		239,896		415,716		1,139,096
Losses on foreign exchanges transactions		1,084,523		4,934,479		3,469,806		7,329,863
Deposit insurance fee		141,936		426,420		134,926		398,673
Credit guarantee fund fee		81,288		230,699		72,488		207,189
Depreciation expenses of operating lease assets		181,792		532,278		172,586		501,774
Others		364,514		1,071,906		420,864		1,071,116

		1,999,580		7,650,457		4,776,399		10,837,610

Net other operating expenses	~~W~~	(591,060)	~~W~~	(1,309,268)	~~W~~	(57,151)	~~W~~	(811,307)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

25. General and Administrative Expenses

25.1 Details of general and administrative expenses for the three-month and nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Expenses related to employee
Employee benefits - salaries	~~W~~	655,546	~~W~~	1,993,893	~~W~~	650,726	~~W~~	1,959,646
Employee benefits - others		204,391		639,644		220,313		653,327
Post-employment benefits - defined benefit plans		39,520		115,406		55,829		165,142
Post-employment benefits - defined contribution plans		8,537		22,624		7,020		22,398
Termination benefits		2		4,221		3,080		3,508
Share-based payments		32,767		59,435		1,179		24,359

		940,763		2,835,223		938,147		2,828,380

Depreciation and amortization		216,553		633,417		206,968		593,912

Other general and administrative expenses
Rental expense		23,582		71,924		24,857		71,255
Tax and dues		69,466		239,358		50,764		181,692
Communication		12,253		34,658		11,224		35,417
Electricity and utilities		11,097		29,707		9,646		24,773
Publication		1,929		6,417		2,455		7,280
Repairs and maintenance		11,587		33,239		13,107		33,642
Vehicle		4,557		13,071		4,987		13,240
Travel		4,478		13,384		4,591		11,437
Training		10,879		30,611		10,197		27,080
Service fees		49,000		158,784		56,257		162,094
Electronic data processing expenses		85,431		262,929		80,065		219,223
Advertising		54,257		154,748		50,969		149,125
Others		68,859		206,449		75,012		214,928

		407,375		1,255,279		394,131		1,151,186

General and Administrative Expenses	~~W~~	1,564,691	~~W~~	4,723,919	~~W~~	1,539,246	~~W~~	4,573,478

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

25.2 Share-based Payments

25.2.1 Stock grants

The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

25.2.1.1 Details of stock grants linked to long-term performance as of September 30, 2023, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 28	Nov. 21, 2020	68,135	Services fulfillment, market performance [3] 35%, and non-market performance [5] 65%
Series 30	Apr. 1, 2021	3,070	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 33	Jan. 1, 2022	57,464	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 34	Feb. 1, 2022	654	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 35	May 27, 2022	6,364	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 36	Jan. 1, 2023	83,561	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Deferred grant in 2015		3,183	Satisfied
Deferred grant in 2016		943	Satisfied
Deferred grant in 2018		884	Satisfied
Deferred grant in 2020		18,871	Satisfied
Deferred grant in 2021		18,105	Satisfied
Deferred grant in 2022		38,277	Satisfied

		299,511

Kookmin Bank
Series 83	Apr. 1, 2021	14,972	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 85	Jan. 1, 2022	259,724	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100% Services fulfillment, market performance [3] 30%, and EPS & Asset Quality [6] 70%
Series 86	Feb. 1, 2022	1,525	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 88	Mar. 14, 2022	5,884	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 90	Jul. 18, 2022	4,131	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 91	Aug. 24, 2022	7,277	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 92	Jan. 1, 2023	216,811	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 93	Apr. 1, 2023	13,422	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

25.2.1.1 Details of stock grants linked to long-term performance as of September 30, 2023, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Deferred grant in 2016		799	Satisfied
Deferred grant in 2017		893	Satisfied
Deferred grant in 2018		1,145	Satisfied
Deferred grant in 2020		26,763	Satisfied
Deferred grant in 2021		104,643	Satisfied
Deferred grant in 2022		87,342	Satisfied
Deferred grant in 2023		1,289	Satisfied

		746,620

Other subsidiaries
Stock granted in 2010		106	Services fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Stock granted in 2011		146
Stock granted in 2012		420
Stock granted in 2013		544
Stock granted in 2014		1,028
Stock granted in 2015		2,014
Stock granted in 2016		936
Stock granted in 2017		9,162
Stock granted in 2018		19,861
Stock granted in 2019		23,789
Stock granted in 2020		94,348
Stock granted in 2021		120,615
Stock granted in 2022		389,825
Stock granted in 2023		381,102

		1,043,896

		2,090,027

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of September 30, 2023 (Deferred grants are residual shares vested as of September 30, 2023).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract—Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Performance results of company and employee
[5]	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return on Investment), Profit from non-banking segments
[6]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

25.2.1.2 Details of stock grants linked to short-term performance as of September 30, 2023, are as follows:

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	2,097	Satisfied
Stock granted in 2016	3,034	Satisfied
Stock granted in 2017	306	Satisfied
Stock granted in 2018	380	Satisfied
Stock granted in 2020	12,336	Satisfied
Stock granted in 2021	23,677	Satisfied
Stock granted in 2022	45,115	Satisfied
Stock granted in 2023	34,204	Proportional to service period
Kookmin Bank
Stock granted in 2015	419	Satisfied
Stock granted in 2016	2,135	Satisfied
Stock granted in 2017	535	Satisfied
Stock granted in 2018	739	Satisfied
Stock granted in 2020	44,890	Satisfied
Stock granted in 2021	86,235	Satisfied
Stock granted in 2022	164,595	Satisfied
Stock granted in 2023	95,539	Proportional to service period
Other subsidiaries
Stock granted in 2015	4,048	Satisfied
Stock granted in 2016	18,144	Satisfied
Stock granted in 2017	35,359	Satisfied
Stock granted in 2018	82,096	Satisfied
Stock granted in 2019	91,957	Satisfied
Stock granted in 2020	262,400	Satisfied
Stock granted in 2021	464,574	Satisfied
Stock granted in 2022	511,024	Satisfied
Stock granted in 2023	221,859	Proportional to service period

	2,207,697

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

25.2.1.3 The accrued expenses for share-based payments related to stock grants are ~~W~~ 192,524 million and ~~W~~ 186,908 million as of September 30, 2023 and December 31, 2022, respectively, and the compensation costs amounting to ~~W~~ 65,621 million and ~~W~~ 26,160 million were recognized for the nine-month periods ended September 30, 2023 and 2022, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

25.2.2 Mileage stock

25.2.2.1 Details of mileage stock as of September 30, 2023, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2019
	Nov. 1, 2019	119	0.00~1.08	48
	Nov. 8, 2019	14	0.00~1.10	6
	Dec. 5, 2019	56	0.00~1.18	39
	Dec. 6, 2019	84	0.00~1.18	39
	Dec. 31, 2019	87	0.00~1.25	22
Stock granted in 2020
	Jan. 18, 2020	28,645	0.00~1.30	14,085
	May 12, 2020	46	0.00~1.61	43
	Jun. 30, 2020	206	0.00~1.75	147
	Aug. 26, 2020	40	0.00~1.90	27
	Oct. 29, 2020	160	0.00~2.08	107
	Nov. 6, 2020	45	0.00~2.10	37
	Nov. 30, 2020	35	0.00~2.17	34
	Dec. 2, 2020	57	0.00~2.17	26
	Dec. 4, 2020	154	0.00~2.18	79
	Dec. 30, 2020	88	0.00~2.25	64
Stock granted in 2021
	Jan. 15, 2021	28,156	0.00~2.29	16,306
	Apr. 5, 2021	89	0.00~2.51	53
	Jul. 1, 2021	54	0.00~2.75	54
	Jul. 2, 2021	11	0.00~2.75	11
	Jul. 27, 2021	70	0.00~2.82	63
	Nov. 1, 2021	71	0.00~3.09	71
	Nov. 16, 2021	53	0.00~3.13	13
	Dec. 3, 2021	91	0.00~3.18	79
	Dec. 6, 2021	87	0.00~3.18	79
	Dec. 30, 2021	76	0.00~3.25	76

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

25.2.2.1 Details of mileage stock as of September 30, 2023, are as follows: (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2022
	Jan. 14, 2022	20,909	0.00~3.29	16,890
	Apr. 4, 2022	65	0.00~3.51	65
	Apr. 19, 2022	33	0.00~3.55	33
	Jul. 1, 2022	62	0.00~3.75	21
	Aug. 3, 2022	62	0.00~3.84	25
	Aug. 9, 2022	81	0.00~3.86	60
	Oct. 19, 2022	55	0.00~4.05	55
	Nov. 1, 2022	177	0.00~4.09	175
	Dec. 1, 2022	49	0.00~4.17	49
	Dec. 2, 2022	42	0.00~4.17	42
	Dec. 6, 2022	88	0.00~4.18	88
	Dec. 12, 2022	114	0.00~4.20	114
	Dec. 15, 2022	42	0.00~4.21	42
	Dec. 30, 2022	114	0.00~4.25	114
Stock granted in 2023
	Jan. 9, 2023	23,071	0.00~4.28	22,107
	Jan. 14, 2023	742	0.00~4.29	688
	Mar. 7, 2023	58	0.00~4.43	58
	Mar. 27, 2023	58	0.00~4.49	58
	Mar. 31, 2023	97	0.00~4.50	97
	May. 4, 2023	105	0.00~4.59	105
	Jul. 3, 2023	63	0.00~4.76	63
	Jul. 26, 2023	38	0.00~4.82	38
	Jul. 31, 2023	220	0.00~4.83	220

		104,939		72,815

[1]

Mileage stock is exercisable for four years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

[2]	Assessed based on the stock price as of September 30, 2023. These shares are vested immediately at grant date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

25.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 4,027 million and ~~W~~ 2,738 million as of September 30, 2023 and December 31, 2022, respectively. The compensation costs amounting to ~~W~~ 3,242 million and ~~W~~ 564 million were recognized as expenses for the nine-month periods ended September 30, 2023 and 2022, respectively.

25.2.3 Long-term share-based payments

The Group calculates the short-term performance bonus of executives of KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.) based on the result of performance evaluation as of the grant date and defers the bonus for three years and pays it in cash reflecting the stock price of KB Financial Group Inc. at that time.

25.2.3.1 Details of long-term share-based payments as of September 30, 2023, are as follows:

(In number of shares)

	Grant date	Vested shares	Expected exercise period (years)	Vesting condition
Granted in 2020	2020	13,402	0.25	Services fulfillment

25.2.3.2 The accrued expenses for long-term share-based payments amount to ~~W~~ 732 million and ~~W~~ 625 million as of September 30, 2023 and December 31, 2022, respectively. The compensation cost and the reversal compensation cost amounting to ~~W~~ 107 million and ~~W~~ 136 million were recognized for the nine-month periods ended September 30, 2023 and 2022, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

26. Income Tax Expense

26.1 Details of income tax expense for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Income tax payable
Current income tax expense	~~W~~	1,153,666	~~W~~	1,692,503
Adjustments of income tax of prior years recognized in current tax		(25,706)		(114,592)

		1,127,960		1,577,911

Changes in deferred income tax assets and liabilities		661,835		(524,839)

Income tax recognized directly in equity and others		(249,273)		316,357
Remeasurements of net defined benefit liabilities		696		15,998
Currency translation differences		(6,086)		(32,987)
Net gains or losses on financial assets at fair value through other comprehensive income		(64,026)		2,828,305
Share of other comprehensive income or loss of associates and joint ventures		188		100
Gains or losses on cash flow hedging instruments		1,488		(46,368)
Gains or losses on hedging instruments of net investments in foreign operations		25,081		85,588
Gain on revaluation of property, plant and equipment		84		—
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		18,475		(7,861)
Finance gains or losses on insurance contract assets (liabilities)		(225,173)		(2,526,418)

Others		12,735		7,325

Income tax expense	~~W~~	1,553,257	~~W~~	1,376,754

27. Dividends

The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2022, amounting to ~~W~~564,970 million (~~W~~1,450 per share) were declared at the annual general shareholders’ meeting on March 24, 2023 and paid in April 10, 2023. According to the resolution of the Board of Directors on April 27, 2023, the quarterly dividends per share of ~~W~~510 (total dividends: ~~W~~195,966 million) with dividend record date of March 31, 2023 were paid on May 11, 2023, and according to the resolution of the Board of Directors on July 25, 2023, the quarterly dividends per share of ~~W~~510 (total dividends: ~~W~~195,966 million) with dividend record date of June 30, 2023 were paid on August 8, 2023. Meanwhile, the annual dividends and quarterly dividends paid in 2022 were ~~W~~853,299 million (~~W~~2,190 per share) and ~~W~~584,452 million (~~W~~500 per share), respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

28. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(88,770)	~~W~~	(2,045)	~~W~~	—	~~W~~	—	~~W~~	696	~~W~~	(90,119)
Currency translation differences		254,446		191,889		(23,753)		—		(6,086)		416,496
Gains (losses) on financial instruments at fair value through other comprehensive income		(6,081,560)		97,438		151,888		(35,961)		(64,026)		(5,932,221)
Share of other comprehensive loss of associates and joint ventures		(3,342)		(777)		—		—		188		(3,931)
Gains (losses) on cash flow hedging instruments		19,632		(5,185)		(44,187)		—		1,488		(28,252)
Gains (losses) on hedging instruments of net investments in foreign operations		(114,742)		(94,983)		—		—		25,081		(184,644)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		41,063		(69,768)		—		—		18,475		(10,230)
Gains on revaluation of property and equipment		—		(84)		—		—		84		—
Finance gains or losses on insurance contract assets (liabilities)		7,285,794		874,052		—		—		(225,173)		7,934,673

	~~W~~	1,312,521	~~W~~	990,537	~~W~~	83,948	~~W~~	(35,961)	~~W~~	(249,273)	~~W~~	2,101,772

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

28. Accumulated Other Comprehensive Income (Loss) (cont’d)

Changes in accumulated other comprehensive income (loss) for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2022
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(328,392)	~~W~~	(57,206)	~~W~~	—	~~W~~	—	~~W~~	15,998	~~W~~	(369,600)
Currency translation differences		96,129		712,472		—		—		(32,987)		775,614
Gains (losses) on financial instruments at fair value through other comprehensive income		434,956		(10,338,478)		408,319		(334,069)		2,828,305		(7,000,967)
Share of other comprehensive loss of associates and joint ventures		(2,980)		(497)		—		—		100		(3,377)
Gains (losses) on cash flow hedging instruments		(6,535)		139,039		(113,299)		—		(46,368)		(27,163)
Gains (losses) on hedging instruments of net investments in foreign operations		(35,658)		(318,925)		—		—		85,588		(268,995)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		2,208		28,584		—		—		(7,861)		22,931
Assets of a disposal group held for sale		7,671		(7,671)		—		—		—		—
Finance gains or losses on insurance contract assets (liabilities)		1,255,023		9,186,970		—		—		(2,526,418)		7,915,575

	~~W~~	1,422,422	~~W~~	(655,712)	~~W~~	295,020	~~W~~	(334,069)	~~W~~	316,357	~~W~~	1,044,018

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

29. Earnings per Share

29.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding.

29.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2023		2022
	Three months	Nine months	Three months	Nine months
Number of issued ordinary shares	403,511,072	403,511,072	408,897,068	408,897,068
Number of treasury shares *	(21,162,733)	(21,162,733)	(19,262,733)	(19,262,733)

Weighted average number of ordinary shares outstanding	383,565,730	385,292,960	389,634,335	389,634,335

*	Initial dates of treasury stock that were deducted by the retirement for the nine-month periods ended September 30, 2023 and 2022 were April 4, 2023 and February 14, 2022, respectively.

29.1.2 Basic earnings per share

(In Korean won and in number of shares)	2023
	Three months		Nine months
Profit attributable to shareholders of the Parent Company	~~W~~	1,373,754,856,427	~~W~~	4,370,441,663,149
Deduction: Dividends on hybrid securities		(48,070,325,000)		(136,844,725,000)

Profit attributable to the ordinary equity holders of the Parent Company (A)		1,325,684,531,427		4,233,596,938,149
Weighted average number of ordinary shares outstanding (B)		383,565,730		385,292,960

Basic earnings per share (A/B)	~~W~~	3,456	~~W~~	10,988

(In Korean won and in number of shares)	2022
	Three months		Nine months
Profit attributable to shareholders of the Parent Company	~~W~~	1,367,759,930,896	~~W~~	4,038,282,803,940
Deduction: Dividends on hybrid securities		(34,514,700,000)		(85,698,100,000)

Profit attributable to the ordinary equity holders of the Parent Company (A)		1,333,245,230,896		3,952,584,703,940
Weighted average number of ordinary shares outstanding (B)		389,634,335		389,634,335

Basic earnings per share (A/B)	~~W~~	3,422	~~W~~	10,144

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

29.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares such as stock grants and ordinary share exchange right of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price during the period) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expense after tax for the period is added to profit for diluted earnings per share.

29.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2023
	Three months		Nine months
Profit attributable to shareholders of the Parent Company	~~W~~	1,373,754,856,427	~~W~~	4,370,441,663,149
Deduction: Dividends on hybrid securities		(48,070,325,000)		(136,844,725,000)

Profit attributable to ordinary equity holders of the Parent Company		1,325,684,531,427		4,233,596,938,149
Adjustments: Interest expense on exchangeable bonds		618,000,813		1,833,850,237

Adjusted profit for diluted earnings per share	~~W~~	1,326,302,532,240	~~W~~	4,235,430,788,386

(In Korean won)	2022
	Three months		Nine months
Profit attributable to shareholders of the Parent Company	~~W~~	1,367,759,930,896	~~W~~	4,038,282,803,940
Deduction: Dividends on hybrid securities		(34,514,700,000)		(85,698,100,000)

Profit attributable to ordinary equity holders of the Parent Company		1,333,245,230,896		3,952,584,703,940
Adjustments: Interest expense on exchangeable bonds		600,130,825		1,780,822,991

Adjusted profit for diluted earnings per share	~~W~~	1,333,845,361,721	~~W~~	3,954,365,526,931

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

29.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2023		2022
	Three months	Nine months	Three months	Nine months
Weighted average number of ordinary shares outstanding	383,565,730	385,292,960	389,634,335	389,634,335
Adjustment:
Stock grants	3,804,449	4,064,265	4,008,204	4,328,225
Exchangeable bonds	5,000,000	5,000,000	5,000,000	5,000,000

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	392,370,179	394,357,225	398,642,539	398,962,560

29.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2023
	Three months		Nine months
Adjusted profit for diluted earnings per share	~~W~~	1,326,302,532,240	~~W~~	4,235,430,788,386
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		392,370,179		394,357,225

Diluted earnings per share	~~W~~	3,380	~~W~~	10,740

(In Korean won and in number of shares)	2022
	Three months		Nine months
Adjusted profit for diluted earnings per share	~~W~~	1,333,845,361,721	~~W~~	3,954,365,526,931
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		398,642,539		398,962,560

Diluted earnings per share	~~W~~	3,346	~~W~~	9,912

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

30. Insurance Contracts

30.1 Details of insurance contract assets and insurance contract liabilities as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	201,267	~~W~~	14,610	~~W~~	—	~~W~~	—
Insurance contract liabilities		10,557,882		341,710		6,572,221		5,866,884		—		18,347,311		1,700,173		2,197,495		274,996

Net insurance contract liabilities	~~W~~	10,557,882	~~W~~	341,710	~~W~~	6,572,221	~~W~~	5,866,884	~~W~~	—	~~W~~	18,146,044	~~W~~	1,685,563	~~W~~	2,197,495	~~W~~	274,996

Reinsurance contract assets	~~W~~	251	~~W~~	(90)	~~W~~	—	~~W~~	—	~~W~~	4,770	~~W~~	390,008	~~W~~	1,084,398	~~W~~	12,018	~~W~~	195,499
Reinsurance contract liabilities		12,525		16,086		—		—		—		—		3,540		—		—

Net reinsurance contract assets (liabilities)	~~W~~	(12,274)	~~W~~	(16,176)	~~W~~	—	~~W~~	—	~~W~~	4,770	~~W~~	390,008	~~W~~	1,080,858	~~W~~	12,018	~~W~~	195,499

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

30.1 Details of insurance contract assets and insurance contract liabilities as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2022
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	78,687	~~W~~	4,617	~~W~~	—	~~W~~	—
Insurance contract liabilities		10,518,422		327,144		7,315,863		5,698,737		—		18,195,275		1,469,824		2,172,574		222,173

Net insurance contract liabilities	~~W~~	10,518,422	~~W~~	327,144	~~W~~	7,315,863	~~W~~	5,698,737	~~W~~	—	~~W~~	18,116,588	~~W~~	1,465,207	~~W~~	2,172,574	~~W~~	222,173

Reinsurance contract assets	~~W~~	837	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,827	~~W~~	381,733	~~W~~	1,014,266	~~W~~	31,750	~~W~~	63,553
Reinsurance contract liabilities		12,008		16,572		—		—		—		—		3,148		—		—

Net reinsurance contract assets (liabilities)	~~W~~	(11,171)	~~W~~	(16,572)	~~W~~	—	~~W~~	—	~~W~~	3,827	~~W~~	381,733	~~W~~	1,011,118	~~W~~	31,750	~~W~~	63,553

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

30.2 Details of insurance service results for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Life insurance											Non-life insurance							Total
	Death		Health		Pension		Variables		Compound			Long- term	General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	189,966	~~W~~	24,719	~~W~~	27,132	~~W~~	64,222	~~W~~	—	~~W~~	3,079,712	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,385,751
Changes in risk adjustment due to release of risk		13,374		2,144		3,575		4,016		—		137,629		—		—		—		160,738
Contractual service margin recognized in profit or loss for the services provided		219,311		14,842		24,152		66,693		—		612,724		—		—		—		937,722
Experience adjustments on premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Recovery of insurance acquisition cash flows		12,340		2,069		4,211		3,872		—		124,235		—		—		—		146,727
Other insurance revenues		(1,617)		(218)		(2,413)		(744)		—		—		—		—		—		(4,992)

		433,374		43,556		56,657		138,059		—		3,954,300		—		—		—		4,625,946
Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		962,849		2,017,364		68,502		3,048,715

Total insurance revenue	~~W~~	433,374	~~W~~	43,556	~~W~~	56,657	~~W~~	138,059	~~W~~	—	~~W~~	3,954,300	~~W~~	962,849	~~W~~	2,017,364	~~W~~	68,502	~~W~~	7,674,661

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

30.2 Details of insurance service results for the nine-month periods ended September 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	~~W~~	(178,103)	~~W~~	(25,024)	~~W~~	(24,680)	~~W~~	(62,960)	~~W~~	—	~~W~~	(3,032,416)	~~W~~	(922,662)	~~W~~	(1,712,636)	~~W~~	(131,050)	~~W~~	(6,089,531)
Amortization of insurance acquisition cash flows		(12,340)		(2,069)		(4,211)		(3,872)		—		(107,030)		(96,260)		(228,202)		(1,909)		(455,893)
Changes in fulfilment cash flows relating to incurred claims		4,064		(1,536)		(1,759)		(477)		—		25,245		200,801		33,650		—		259,988
Losses on onerous contracts and reversals		(3,262)		1,135		(1,190)		(6,023)		—		(89,333)		1,098		—		—		(97,575)
Other insurance service expenses		2,757		136		(1,836)		(941)		—		—		—		—		—		116

Insurance service expenses for insurance contracts not applying the premium allocation approach		(186,884)		(27,358)		(33,676)		(74,273)		—		(3,203,534)		—		—		—		(3,525,725)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(817,023)		(1,907,188)		(132,959)		(2,857,170)

Total insurance service expenses	~~W~~	(186,884)	~~W~~	(27,358)	~~W~~	(33,676)	~~W~~	(74,273)	~~W~~	—	~~W~~	(3,203,534)	~~W~~	(817,023)	~~W~~	(1,907,188)	~~W~~	(132,959)	~~W~~	(6,382,895)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses	~~W~~	310	~~W~~	1,286	~~W~~	—	~~W~~	—	~~W~~	1,425	~~W~~	91,139	~~W~~	484,840	~~W~~	309	~~W~~	106,889	~~W~~	686,198
Changes in fulfilment cash flows relating to incurred claims		(177)		(171)		—		—		539		5,480		(162,884)		1,445		—		(155,768)
Recognition and reversal of loss-recovery component		34		20		—		—		825		18,071		(205)		—		—		18,745
Other reinsurance income		—		—		—		—		—		—		—		—		—		—

Reinsurance income for reinsurance contracts not applying the premium allocation approach		167		1,135		—		—		2,789		113,452		—		—		—		117,543
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		1,238		321,751		1,754		106,889		431,632

Total reinsurance income	~~W~~	167	~~W~~	1,135	~~W~~	—	~~W~~	—	~~W~~	2,789	~~W~~	114,690	~~W~~	321,751	~~W~~	1,754	~~W~~	106,889	~~W~~	549,175

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

30.2 Details of insurance service results for the nine-month periods ended September 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas		Total
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	~~W~~	(688)	~~W~~	(1,598)	~~W~~	—	~~W~~	—	~~W~~	(991)	~~W~~	(108,793)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(112,070)
Changes in risk adjustment due to release of risk		(92)		(97)		—		—		(36)		(5,882)		—		—		—		(6,107)
Contractual service margin recognized in profit or loss for the services received		(833)		(393)		—		—		(1,195)		3,199		—		—		—		778
Experience adjustments on reinsurance premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Other reinsurance expenses		11		6		—		—		328		—		—		—		—		345

		(1,602)		(2,082)		—		—		(1,894)		(111,476)		—		—		—		(117,054)
Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(1,464)		(446,525)		(7,553)		(56,482)		(512,024)

Total reinsurance expense		(1,602)		(2,082)		—		—		(1,894)		(112,940)		(446,525)		(7,553)		(56,482)		(629,078)

Total insurance service result	~~W~~	245,055	~~W~~	15,251	~~W~~	22,981	~~W~~	63,786	~~W~~	895	~~W~~	752,516	~~W~~	21,052	~~W~~	104,377	~~W~~	(14,050)	~~W~~	1,211,863

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

30.2 Details of insurance service results for the nine-month periods ended September 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Life insurance												Non-life insurance
	Death		Health		Pension		Variables		Other		Compound		Long-term		General		Automobile		Overseas		Total
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	~~W~~	185,209	~~W~~	21,903	~~W~~	28,576	~~W~~	60,146	~~W~~	—	~~W~~	—	~~W~~	2,768,403	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,064,237
Changes in risk adjustment due to release of risk		12,603		1,279		3,383		2,198		—		—		125,239		—		—		—		144,702
Contractual service margin recognized in profit or loss for the services provided		163,859		12,508		21,215		58,741		—		—		540,662		—		—		—		796,985
Experience adjustments on premium related to current and past services		—		—		—		—		—		—		—		—		—		—		—
Recovery of insurance acquisition cash flows		8,606		949		2,949		3,602		—		—		98,427		—		—		—		114,533
Other insurance revenues		(426)		(197)		(132)		(305)		—		—		—		—		—		—		(1,060)

		369,851		36,442		55,991		124,382		—		—		3,532,731		—		—		—		4,119,397
Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		—		954,528		1,909,523		78,547		2,942,598

Total insurance revenue	~~W~~	369,851	~~W~~	36,442	~~W~~	55,991	~~W~~	124,382	~~W~~	—	~~W~~	—	~~W~~	3,532,731	~~W~~	954,528	~~W~~	1,909,523	~~W~~	78,547	~~W~~	7,061,995

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

30.2 Details of insurance service results for the nine-month periods ended September 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Life insurance												Non-life insurance
	Death		Health		Pension		Variables		Other		Compound		Long-term		General		Automobile		Overseas		Total
Insurance service expenses:
Incurred claims and expenses	~~W~~	(194,066)	~~W~~	(23,510)	~~W~~	(29,559)	~~W~~	(64,461)	~~W~~	11,304	~~W~~	—	~~W~~	(2,652,586)	~~W~~	(776,921)	~~W~~	(1,602,898)	~~W~~	(58,242)	~~W~~	(5,390,939)
Amortization of insurance acquisition cash flows		(8,606)		(949)		(2,949)		(3,602)		—		—		(125,705)		(91,150)		(219,232)		(1,658)		(453,851)
Changes in fulfilment cash flows relating to incurred claims		5,958		794		4,435		3,220		—		—		100,129		21,738		24,531		—		160,805
Losses on onerous contracts and reversals		(1,971)		(683)		1,805		(23,297)		—		—		(21,331)		(102)		—		—		(45,579)
Other insurance service expenses		(658)		(54)		1,026		(332)		—		—		—		—		—		—		(18)

Insurance service expenses for insurance contracts not applying the premium allocation approach		(199,343)		(24,402)		(25,242)		(88,472)		11,304		—		(2,699,493)		—		—		—		(3,025,648)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		—		(846,435)		(1,797,599)		(59,900)		(2,703,934)

Total insurance service expenses	~~W~~	(199,343)	~~W~~	(24,402)	~~W~~	(25,242)	~~W~~	(88,472)	~~W~~	11,304	~~W~~	—	~~W~~	(2,699,493)	~~W~~	(846,435)	~~W~~	(1,797,599)	~~W~~	(59,900)	~~W~~	(5,729,582)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

30.2 Details of insurance service results for the nine-month periods ended September 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Life insurance												Non-life insurance
	Death		Health		Pension		Variables		Other		Compound		Long-term		General		Automobile		Overseas		Total
Reinsurance income:
Recovery of incurred reinsurance claims and expenses	~~W~~	891	~~W~~	1,093	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,642	~~W~~	54,832	~~W~~	358,347	~~W~~	21,653	~~W~~	(25,736)	~~W~~	413,722
Changes in fulfilment cash flows relating to incurred claims		(115)		(276)		—		—		—		(700)		(9,458)		20,067		486		—		10,004
Recognition and reversal of loss-recovery component		(267)		18		—		—		—		69		2,354		(9)		—		—		2,165
Other reinsurance income		(3)		(6)		—		—		—		(85)		—		—		—		—		(94)

Reinsurance income for reinsurance contracts not applying the premium allocation approach		506		829		—		—		—		1,926		47,443		—		—		—		50,704
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		—		285		378,405		22,139		(25,736)		375,093

Total reinsurance income	~~W~~	506	~~W~~	829	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,926	~~W~~	47,728	~~W~~	378,405	~~W~~	22,139	~~W~~	(25,736)	~~W~~	425,797

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

30.2 Details of insurance service results for the nine-month periods ended September 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Life insurance												Non-life insurance
	Death		Health		Pension		Variables		Other		Compound		Long-term		General		Automobile		Overseas		Total
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	~~W~~	(709)	~~W~~	(1,179)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(922)	~~W~~	(85,755)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(88,565)
Changes in risk adjustment due to release of risk		(51)		(126)		—		—		—		(34)		(4,276)		—		—		—		(4,487)
Contractual service margin recognized in profit or loss for the services received		323		(262)		—		—		—		(743)		(4,935)		—		—		—		(5,617)
Experience adjustments on reinsurance premium related to current and past services		—		—		—		—		—		—		—		—		—		—		—
Other reinsurance expenses		435		6		—		—		—		85		—		—		—		—		526

		(2)		(1,561)		—		—		—		(1,614)		(94,966)		—		—		—		(98,143)
Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		—		(867)		(435,801)		(7,238)		(8,433)		(452,339)

Total reinsurance expense		(2)		(1,561)		—		—		—		(1,614)		(95,833)		(435,801)		(7,238)		(8,433)		(550,482)

Total insurance service result	~~W~~	171,012	~~W~~	11,308	~~W~~	30,749	~~W~~	35,910	~~W~~	11,304	~~W~~	312	~~W~~	785,133	~~W~~	50,697	~~W~~	126,825	~~W~~	(15,522)	~~W~~	1,207,728

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

30.3 Details of other insurance finance income and expenses for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Life insurance						Non-life insurance
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others		Total
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Effect of changes in discount rates and financial assumptions	~~W~~	—	~~W~~	(55,981)	~~W~~	47,228	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(8,753)
Effect of exchange rate fluctuations		—		(38,788)		(11,064)		—		(20,359)		—		—		(70,211)
Other insurance finance income (expenses)		—		—		—		(148)		(793)		141		—		(800)

		—		(94,769)		36,164		(148)		(21,152)		141		—		(79,764)
Insurance finance income (expenses) recognized in other comprehensive income		—		64,874		641,667		164,407		(3,382)		—		—		867,566

Total insurance finance income (expenses)	~~W~~	—	~~W~~	(29,895)	~~W~~	677,831	~~W~~	164,259	~~W~~	(24,534)	~~W~~	141	~~W~~	—	~~W~~	787,802

Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Effect of changes in discount rates and financial assumptions	~~W~~	—	~~W~~	—	~~W~~	(14)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(14)
Effect of exchange rate fluctuations		—		—		(42)		—		17,647		—		—		17,605
Other reinsurance finance income (expenses)		—		—		—		1,078		1,349		(1)		—		2,426

		—		—		(56)		1,078		18,996		(1)		—		20,017
Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		390		3,609		2,865		—		—		6,864

Total reinsurance finance income (expenses)		—		—		334		4,687		21,861		(1)		—		26,881

Total	~~W~~	—	~~W~~	(29,895)	~~W~~	678,165	~~W~~	168,946	~~W~~	(2,673)	~~W~~	140	~~W~~	—	~~W~~	814,683

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

30.3 Details of other insurance finance income and expenses for the nine-month periods ended September 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Effect of changes in discount rates and financial assumptions	~~W~~	—	~~W~~	1,046,631	~~W~~	31,287	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,077,918
Effect of exchange rate fluctuations		—		(132,893)		(22,896)		—		(87,259)		—		—		(243,048)
Other insurance finance income (expenses)		—		—		—		(8,188)		1,007		(2,351)		—		(9,532)

		—		913,738		8,391		(8,188)		(86,252)		(2,351)		—		825,338
Insurance finance income (expenses) recognized in other comprehensive income		—		351,396		4,388,264		4,514,298		6,240		—		—		9,260,198

Total insurance finance income (expenses)	~~W~~	—	~~W~~	1,265,134	~~W~~	4,396,655	~~W~~	4,506,110	~~W~~	(80,012)	~~W~~	(2,351)	~~W~~	—	~~W~~	10,085,536

Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Effect of changes in discount rates and financial assumptions	~~W~~	—	~~W~~	—	~~W~~	(404)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(404)
Effect of exchange rate fluctuations		—		—		(77)		—		74,652		—		—		74,575
Other reinsurance finance income (expenses)		—		—		(11)		4,376		9,743		1,730		—		15,838

		—		—		(492)		4,376		84,395		1,730		—		90,009
Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		4,535		(70,606)		(5,499)		—		—		(71,570)

Total reinsurance finance income (expenses)		—		—		4,043		(66,230)		78,896		1,730		—		18,439

Total	~~W~~	—	~~W~~	1,265,134	~~W~~	4,400,698	~~W~~	4,439,880	~~W~~	(1,116)	~~W~~	(621)	~~W~~	—	~~W~~	10,103,975

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

31. Statements of Cash Flows

31.1 Details of cash and cash equivalents as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Cash	~~W~~	2,455,366	~~W~~	2,439,490
Checks issued by other banks		121,999		123,163
Due from the Bank of Korea		16,991,830		17,520,636
Due from other financial institutions		12,376,913		12,391,461

		31,946,108		32,474,750

Due from financial institutions measured at fair value through profit or loss		74,143		69,469

		32,020,251		32,544,219

Deduction:
Restricted due from financial institutions		(3,197,477)		(4,893,839)
Due from financial institutions with original maturities over three months		(864,976)		(1,115,582)

		(4,062,453)		(6,009,421)

	~~W~~	27,957,798	~~W~~	26,534,798

31.2 Cash inflows and outflows from income tax, interest, and dividends for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	Activities	2023		2022
Income tax paid	Operating	~~W~~	1,726,858	~~W~~	1,406,931
Interest received	Operating		20,781,541		13,232,604
Interest paid	Operating		8,360,728		3,613,839
Dividends received	Operating		245,435		257,682
Dividends paid	Financing		1,093,747		1,328,632

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

32. Contingent Liabilities and Commitments

32.1 Details of acceptances and guarantees as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	~~W~~	188,397	~~W~~	167,538
Others		964,858		918,670

		1,153,255		1,086,208

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit		359,787		502,217
Letter of guarantees		64,623		78,414
Bid bond		23,589		19,998
Performance bond		1,158,564		976,008
Refund guarantees		3,593,074		1,705,796
Others		3,452,784		3,485,842

		8,652,421		6,768,275

Financial guarantee contracts:
Acceptances and guarantees for issuance of debentures		5,040		5,040
Acceptances and guarantees for mortgage		92,206		94,861
Overseas debt guarantees		496,679		509,157
International financing guarantees in foreign currencies		653,887		181,241

		1,247,812		790,299

		11,053,488		8,644,782

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,875,223		3,042,911
Refund guarantees		1,528,774		1,528,359
Others		3,188		—

		4,407,185		4,571,270

	~~W~~	15,460,673	~~W~~	13,216,052

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

32.2 Details of commitments as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Commitments
Corporate loan commitments	~~W~~	52,693,638	~~W~~	51,871,280
Retail loan commitments		55,450,606		51,241,471
Credit line of credit cards		82,387,589		77,825,953
Purchase of other securities		8,691,635		7,357,198

		199,223,468		188,295,902

Financial guarantee contracts
Credit line		6,327,685		7,135,542
Purchase of securities		915,400		371,201

		7,243,085		7,506,743

	~~W~~	206,466,553	~~W~~	195,802,645

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

32.3 Other Matters

a) The Group has 127 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 1,527,589 million, and 337 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with aggregate claims amount of ~~W~~ 1,105,974 million, which arose in the normal course of the business, as of September 30, 2023. Details of major pending lawsuits in which the Group is a defendant are as follows:

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	~~W~~56,495

Kookmin Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited (the Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff) and then redeemed them and returned them to the beneficiaries. Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses.

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

					Application for dismissal by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Federal Bankruptcy Court (10-3777) at the written complaint review stage]

	Expropriation of long-term leasehold rights	1	336,200

Kookmin Bank invested assets entrusted by OO Asset Management Co., Ltd. in loans that are directly or indirectly collateralized by long-term leasehold rights of the building and land leasehold rights (hereinafter referred to as “the real estate in this case”) of Union Station in Washington, D.C., the United States.

The Plaintiff, who is the operator of the railway facility, filed this lawsuit against those concerned with the real estate in this case, including Kookmin Bank, to expropriate the real estate in this case and determine indemnity.

					Kookmin Bank submitted the response letter and will proceed with the process in the future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

32.3 Other Matters (cont’d)

(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Claim for damages	1	~~W~~94,259

PT Bank KB Bukopin Tbk requested an auction of TMJ’s shares in order to collect the loan to TMJ (a distressed company); NKLI won the auction and then received a loan from the bank for the purpose of purchasing TMJ shares. NKLI’s intention was to take control over TMJ and launch mining business; however, NKLI was unable to take control and launch the business due to legal disputes with the bankruptcy trustee of TMJ and court-appointed mine management company, and also lost a lawsuit against the mine management company.

As a result, NKLI filed a legal suit to PT Bank KB Bukopin Tbk stating that the bank’s recommendation to purchase TMJ’s shares was inappropriate since the bank did not intentionally share the legal issues and associated risks thereof.

					A legal representative has been appointed to handle the case, and the legal proceedings will proceed.

KB Securities Co., Ltd.	Request for a return of transaction amount (Australian fund)	1	34,944

The plaintiffs OOOO Securities and OOOO Life Insurance filed lawsuits, claiming that the KB Securities Co., Ltd. provided false information on major matters in the product description while selling JB Australia NDIS Private Fund No.1 (on April 25, 2019, plaintiffs invested ~~W~~ 50 billion each) (a) (Primary claim) requesting KB Securities Co., Ltd. to return unjust enrichment of ~~W~~ 100 billion for cancelation of sales contracts of beneficiary certificates due to an error or termination of the contract due to default, (b) (Secondary claim) requesting for compensation for damages in investments amounting to ~~W~~ 100 billion due to violation of the investor protection obligation and fraudulent transactions of KB Securities Co., Ltd. and OOO Asset Management.

The Plaintiff’s complaint price was changed to ~~W~~ 34.94 billion due to the Plaintiff’s request to change the purpose and cause of the claim on April. 6, 2023.

					First trial is in progress (the order to change the date for the pleading was made on September 14, 2023 and the 9th pleading is scheduled on November 15, 2023)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

32.3 Other Matters (cont’d)

b) On April 7, 2023, Kookmin Bank entered into a new share subscription agreement with STIC Eugene Star Holdings Inc.(hereinafter referred to as STIC”), under which STIC will acquire 31,900,000,000 shares at a price of IDR 3.19 trillion, of which Kookmin Bank’s subsidiary, PT Bank KB Bukopin Tbk, will issue. As a result of the agreement, Kookmin Bank will hold a call option to purchase the shares held by the STIC, starting from 2 years and 6 months after the date of acquisition, for a period of 6 months. If Kookmin Bank does not exercise the call option during the designated period, STIC will have the right to sell the acquired shares back to the bank, also known as holding a put option right, within 1 year after the expiration of the call option period.

c) In June 2013, KB Kookmin Card Co., Ltd. had an accident in which cardholders’ personal information was stolen (hereinafter referred to as “accident”) due to illegal activities by employees of personal credit information company in charge of development of the system upgrading to prevent fraudulent use of credit card. As a result, KB Kookmin Card Co., Ltd. was notified by the Financial Services Commission of the suspension of some new business for 3 months as of February 16, 2014. In respect of the accident, the Group faces 1 legal claims filed as a defendant, with an aggregate claim amount of ~~W~~ 51 million as of December 31, 2022.

d) As of September 30, 2023, KB KOLAO Leasing Co., Ltd. is selling LVMC Holdings (formerly Kolao Holdings) allied receivables that are overdue by three months or more to Lanexang Leasing Co., Ltd. in accordance with the agreement.

e) As of September 30, 2023, KB Capital Co., Ltd. and PT Sunindo Primasura are required to hold the shares of PT Sunindo Kookmin Best Finance for five years after May 18, 2020, when the purchase of shares was completed. If one party is going to sell all or part of the shares, provide them as collateral, trade or dispose of them, it should give the opportunity to exercise preemption to the other party by providing written proposal including transfer price, payment method, and others.

f) KB Securities Co., Ltd., as an investment broker, managed the sale of private equity funds and trusts amounting to ~~W~~ 326,500 million, which lends to corporations (borrowers) that invest in apartment rental businesses for the disabled in Australia, to individuals and institutional investors. However, management of the fund has been suspended due to the breach of contract by local borrowers in Australia; therefore there is a possibility of losses of principal to these funds subscribers. In this regard, there are three lawsuits in which the KB Securities Co., Ltd., is a defendant as of September 30, 2023. One of the cases was ruled, ordering the payment of ~~W~~ 29,800 million in principal and delayed interest on it. Another case was ruled in October, ordering the payment of ~~W~~ 8,460 million in remaining principal and interest, along with delayed interest on ~~W~~ 8,290 million principal. However, the judgment may be changed at the higher court. The other case is still in the first trial.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

32.3 Other Matters (cont’d)

g) In relation to Lime Asset Management, KB Securities Co., Ltd. has a PIS (Portfolio Index Swap) contract, as of September 30, 2023, associated with ‘Lime Thetis Qualified Investor Private Investment Trust No.2’ and ‘Lime Pluto FI Qualified Investor Private Investment Trust No.D-1’ whose redemption were suspended during the fourth quarter of 2019. The notional amount of the underlying assets of the PIS contract is ~~W~~ 147,900 million. Meanwhile, the KB Securities Co., Ltd., sold ~~W~~ 68,100 million of feeder funds of aforementioned redemption-suspended funds. On October 20, 2020, Lime Asset Management’s license as a fund manager was revoked by the Financial Supervisory Service’s sanctions review committee, and most of its redemption-suspended funds and normal funds have been transferred to Wellbridge Asset Management (the bridge management company) to continue to collect and distribute investments. It is difficult to predict whether and when the aforementioned redemption-suspended funds will be redeemed. In this regard, KB Securities Co., Ltd. faces four claims filed as a defendant as of September 30, 2023. The Group has accounted for the estimated loss due to the possibility of additional lawsuits in the future as a provision for litigations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

33. Subsidiaries

33.1 Details of major consolidated subsidiaries as of September 30, 2023, are as follows:

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Sep. 30	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00	Korea	Sep. 30	Financial investment
	KB Insurance Co., Ltd.	100.00	Korea	Sep. 30	Non-life insurance
	KB Kookmin Card Co., Ltd.	100.00	Korea	Sep. 30	Credit card and installment financing
	KB Life Insurance Co., Ltd. [1]	100.00	Korea	Sep. 30	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Sep. 30	Collective investment and advisory
	KB Capital Co., Ltd.	100.00	Korea	Sep. 30	Financial Leasing
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Sep. 30	Real estate trust management
	KB Savings Bank Co., Ltd.	100.00	Korea	Sep. 30	Savings banking
	KB Investment Co., Ltd.	100.00	Korea	Sep. 30	Capital investment
	KB Data System Co., Ltd.	100.00	Korea	Sep. 30	Software advisory, development, and supply
Kookmin Bank	KB PRASAC BANK PLC. [3]	100.00	Cambodia	Sep. 30	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Sep. 30	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Sep. 30	Microfinance services
	PT Bank Syariah Bukopin	92.78	Indonesia	Sep. 30	Banking
	PT Bukopin Finance	97.03	Indonesia	Sep. 30	Installment financing
	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Sep. 30	Banking and foreign exchange transaction

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

33.1 Details of major consolidated subsidiaries as of September 30, 2023, are as follows: (cont’d)

Investor	Investee	Ownership (%)		Location	Date of financial statements	Industry
Kookmin Bank , KB Kookmin Card Co., Ltd, KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Capital Co., Ltd	PT Bank KB Bukopin, Tbk. [2]	67.57	[2]	Indonesia	Sep. 30	Banking and foreign exchange transaction
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00		United States	Sep. 30	Investment advisory and securities trading
	KB Securities Hong Kong Ltd.	100.00		China	Sep. 30	Investment advisory and securities trading
	KB Securities Vietnam Joint Stock Company	99.81		Vietnam	Sep. 30	Investment advisory and securities trading
	KB FINA Joint Stock Company	77.82		Vietnam	Sep. 30	Investment advisory and securities trading
	PT KB VALBURY SEKURITAS	65.00		Indonesia	Sep. 30	Investment advisory and securities trading
	PT.KB Valbury Capital Management	79.00		Indonesia	Sep. 30	Financial investment
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00		United States	Sep. 30	Management service
	KBFG Insurance(China) Co., Ltd.	100.00		China	Sep. 30	Non-life insurance
	PT. KB Insurance Indonesia	70.00		Indonesia	Sep. 30	Non-life insurance
	KB Claims Survey & Adjusting	100.00		Korea	Sep. 30	Claim service
	KB Sonbo CNS	100.00		Korea	Sep. 30	Management service
	KB Golden Life Care Co., Ltd.	100.00		Korea	Sep. 30	Service
	KB Healthcare Co., Ltd.	100.00		Korea	Sep. 30	Information and communication
KB Life Insurance Co., Ltd.	KB Life Partners Co., Ltd.	100.00		Korea	Sep. 30	Insurance agent
KB Kookmin Card Co., Ltd.	KB Credit Information	100.00		Korea	Sep. 30	Collection of receivables or credit
	KB Daehan Specialized Bank Plc.	97.50		Cambodia	Sep. 30	Auto Installment finance
	PT. KB Finansia Multi Finance	80.00		Indonesia	Sep. 30	Auto Installment finance
	KB J Capital Co., Ltd.	50.99		Thailand	Sep. 30	Service
	i-Finance Leasing Plc.	100.00		Cambodia	Sep. 30	Leasing

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

33.1 Details of major consolidated subsidiaries as of September 30, 2023, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00	Indonesia	Sep. 30	Auto Installment finance
KB Kookmin Card Co., Ltd. KB Capital Co., Ltd.	KB KOLAO Leasing Co., Ltd.	80.00	Laos	Sep. 30	Auto Installment finance
Kookmin Bank, KB Data System Co., Ltd.	PT KB Data Systems Indonesia	100.00	Indonesia	Sep. 30	Service
KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Sep. 30	General advisory
	KB Asset Management Singapore PTE. LTD.	100.00	Singapore	Sep. 30	Collective investment

[1]	Prudential Life Insurance Company of Korea Ltd. has changed its name into KB Life Insurance Co., Ltd.
[2]	Among the ownership in PT Bank KB Bukopin, Tbk., 0.05% (100,000,000 shares) is no-voting shares with no-dividends.
[3]

PRASAC Microfinance Institution PLC.(merging entity), a subsidiary of Kookmin Bank Co., Ltd., obtained the-final approval from the Ministry of Commence of Cambodia on August 4, 2023 and merged with Kookmin Bank Cambodia PLC.(merged entity), issuing 20,272,296 shares in exchange for the transfer consideration. The official name of PRASAC Microfinance Institution PLC.(merging entity) has changed to KB PRASAC BANK PLC.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

33.2 Details of consolidated structured entities as of September 30, 2023, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	Taejon Samho The First Co., Ltd. and 117 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt and has ability to affect those returns through its power.

Investment funds and others	KB Global Platform Fund No.2 and 211 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors, or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.

If the Group holds more than half of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

33.3 Condensed financial information of major subsidiaries as of September 30, 2023 and December 31, 2022 and for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)

	September 30, 2023						2023
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	537,096,518	~~W~~	501,139,605	~~W~~	35,956,913	~~W~~	34,621,072	~~W~~	2,855,372	~~W~~	3,219,223
KB Securities Co., Ltd. [1,2]		60,076,178		53,852,127		6,224,051		8,704,432		361,147		345,656
KB Insurance Co., Ltd. [1,2]		35,398,383		29,359,548		6,038,835		9,020,857		680,326		662,246
KB Kookmin Card Co., Ltd. [1]		29,737,753		24,946,516		4,791,237		3,094,296		272,405		276,334
KB Life Insurance Co., Ltd. [1,2,3,4]		29,635,663		25,269,226		4,366,437		2,107,257		131,410		286,229
KB Asset Management Co., Ltd. [1]		342,454		91,343		251,111		149,873		44,334		44,594
KB Capital Co., Ltd. [1,2]		16,367,797		14,125,897		2,241,900		1,675,669		158,933		156,006
KB Real Estate Trust Co., Ltd. [1]		741,973		322,185		419,788		108,067		49,249		49,252
KB Savings Bank Co., Ltd.		3,147,423		2,885,906		261,517		176,074		(22,633)		(22,689)
KB Investment Co., Ltd. [1]		1,546,267		1,246,999		299,268		138,327		28,975		28,981
KB Data System Co., Ltd. [1]		60,935		35,251		25,684		172,852		3,113		3,201

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

33.3 Condensed financial information of major subsidiaries as of September 30, 2023 and December 31, 2022 and for the nine-month periods ended September 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)

	December 30, 2022						2022
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total compre- hensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank [1]	~~W~~	517,769,512	~~W~~	484,046,253	~~W~~	33,723,259	~~W~~	45,685,185	~~W~~	2,550,571	~~W~~	1,217,851
KB Securities Co., Ltd. [1,2]		53,824,246		47,946,933		5,877,313		13,942,284		303,737		428,904
KB Insurance Co., Ltd. [1,2]		34,743,259		29,017,684		5,725,576		8,784,924		699,914		1,113,625
KB Kookmin Card Co., Ltd. [1]		29,721,017		24,998,215		4,722,802		2,735,913		352,265		398,979
KB Life Insurance Co., Ltd. (former Prudential Life Insurance Company of Korea Ltd.) [1,2,3,4]		20,924,583		17,705,417		3,219,166		2,064,021		(15,773)		712,612
KB Life Insurance Co., Ltd.		9,065,100		8,430,665		634,435		903,878		(16,661)		(99,705)
KB Asset Management Co., Ltd. [1]		369,488		102,970		266,518		187,633		49,893		50,630
KB Capital Co., Ltd. [1,2]		16,053,026		13,946,800		2,106,226		1,420,559		201,997		191,811
KB Real Estate Trust Co., Ltd.		518,980		113,444		405,536		111,983		55,777		55,777
KB Savings Bank Co., Ltd.		3,138,543		2,854,549		283,994		140,027		21,478		21,430
KB Investment Co., Ltd. [1]		1,378,550		1,108,264		270,286		90,557		(797)		(801)
KB Data System Co., Ltd. [1]		63,645		40,570		23,075		158,221		849		1,063
KB Credit Information Co., Ltd. [5]		42,219		24,923		17,296		26,838		(162)		(178)

[1]	Financial information is based on its consolidated financial statements.
[2]	Includes fair value adjustments arising from the acquisition.
[3]	Prudential Life Insurance Company of Korea Ltd. and KB Life Insurance Co., Ltd, which were subsidiary companies, have merged in January 2023.
[4]	Prudential Life Insurance Company of Korea Ltd. changed the name to KB Life Insurance Co., Ltd.
[5]	The Parent Company sold 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

33.4 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

33.4.1 The Group has provided payment guarantees of ~~W~~ 4,719,120 million to K plus 1st LLC and other consolidated structured entities.

33.4.2 The Group has provided capital commitment to 56 consolidated structured entities including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ~~W~~ 1,885,259 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

33.4.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

33.5 Changes in Subsidiaries

33.5.1 Subsidiaries newly included in consolidation for the nine-month period ended September 30, 2023, are as follows:

Company	Reasons of obtaining control
Star road Alpha PFL General Asset Management Real Estate Investment Trust No.11 and 8 other	Holds more than half of the ownership interests

New star Copper 2nd Co., Ltd. and 24 others	Holds the power in the event of default and is exposed to significant variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt

KB Global Private Real Estate Debt Fund 29 and 15 others	Holds the power to determine the operation of the funds and is exposed to variable returns by holding significant amount of ownership interests

KB Global Platform Fund No.2 and 2 other	Holds the power as a general partner and is exposed to variable returns by holding significant amount of ownership interests

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

33.5.2 Subsidiaries excluded from consolidation for the nine-month period ended September 30, 2023, are as follows:

Company	Reasons of losing control
KB Cheongra Hill Co., Ltd. and 25 others	Termination of the commitments

KB Life Insurance Co., Ltd. and 8 others	Liquidation

KB KBSTAR Treasury Futures 3 Year ETF Trust (Bond-Derivative) and 4 others	Disposal

KB Global Dynamic Securities Master Investment Trust (Equity-Indirect Type) and 5 others	Decrease in ownership interests to less than majority

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34. Related Party Transactions

According to Korean IFRS No.1024, the Group includes investments in associates, key management personnel (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements. Refer to Note 12 for details of investments in associates and joint ventures.

34.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)		2023		2022
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	~~W~~	3,797	~~W~~	3,888
Korea Credit Bureau Co., Ltd.	Interest expense		—		1
	Fee and commission income		586		630
	Fee and commission expense		5,990		3,066
	Insurance income		3		3
	Reversal of credit losses		1		—
	Other operating expenses		12		12
Incheon Bridge Co., Ltd.	Interest income		8,120		6,113
	Interest expense		723		350
	Fee and commission income		20		17
	Fee and commission expense		5		4
	Insurance income		164		156
	Gains on financial instruments at fair value through profit or loss		74		—
	Losses on financial instruments at fair value through profit or loss		74		2,928
	Provision of credit losses		57		9
Kendai Co., Ltd.	Other non-operating expenses		—		6
Aju Good Technology Venture Fund	Interest expense		110		62
KB Star Office Private Real Estate Master Fund No.1*	Interest expense		—		2
	Fee and commission income		—		276
Star-Lord General Investors Private Real Estate Investment Company No.10	Insurance income		103		61
	Interest income		4,441		1,619
	Interest expense		432		252
	Fee and commission income		20		—
	Provision of credit losses		1		1
	General and administrative expenses		7,285		3,198
KG Capital Co., Ltd. *	Interest income		293		666
	Fee and commission income		18		36
	Fee and commission expense		1		8
	Insurance income		13		33
	Other operating income		—		392
	Other operating expenses		11		20
	Reversal of credit losses		55		—
	Provision for credit losses		—		4

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023		2022
Associates and joint ventures
Food Factory Co., Ltd.	Interest income	~~W~~	54	~~W~~	60
	Interest expense		—		6
	Insurance income		8		7
	Fee and commission income		—		1
	Profit or loss-fair value measurement of financial instrument revenue		25		20
	Reversal of credit losses		2		—
KB Pre IPO Secondary Venture Fund No.1 *	Fee and commission income		—		8
Acts Co., Ltd.	Insurance income		—		2
DongJo Co., Ltd.	Interest income		10		—
POSCO-KB Shipbuilding Fund	Fee and commission income		(18)		137
Paycoms Co., Ltd. *	Interest income		154		7
	Profit or loss-fair value measurement of financial instrument revenue		—		67
Big Dipper Co., Ltd.	Interest expense		—		1
	Fee and commission expense		244		393
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense		—		1
	Fee and commission income		—		92
KB-TS Technology Venture Private Equity Fund	Fee and commission income		271		185
KB-SJ Tourism Venture Fund	Fee and commission income		257		209
Banksalad Co., Ltd.	Fee and commission income		27		27
	Fee and commission expense		9		15
Iwon Alloy Co., Ltd.	Insurance income		1		1
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income		35		48
KB-MDI Centauri Fund LP	Fee and commission income		367		358
Hibiscus Fund LP	Fee and commission income		799		391
RMG-KB BioAccess Fund L.P.	Fee and commission income		247		245
S&E Bio Co., Ltd.	Interest expense		31		1
Contents First Inc.	Interest income		220		70
	Interest expense		60		(4)
	Fee and commission income		1		—
	Provision for credit losses		5		2
December & Company Inc.	Insurance income		141		136
GENINUS Inc. *	Interest expense		—		12
Pin Therapeutics Inc.	Interest expense		101		110
Wyatt Co., Ltd.	Insurance income		73		106
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense		4		3
	Fee and commission income		193		—
Spark Biopharma Inc.	Interest expense		364		149
Skydigital Inc.	Fee and commission income		2		2

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023		2022
Associates and joint ventures
IIkwang Electronic Materials Co., Ltd.	Other non-operating expenses	~~W~~	—	~~W~~	1
SO-MYUNG RECYCLING Co., Ltd.	Other non-operating expenses		—		2
KB No.17 Special Purpose Acquisition Company *	Interest expense		—		1
KB No.18 Special Purpose Acquisition Company *	Interest expense		—		5
KB No.19 Special Purpose Acquisition Company *	Interest expense		—		5
KB No.20 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss		—		10
	Interest expense		—		18
KB No.21 Special Purpose Acquisition Company	Fee and commission income		—		263
	Gains on financial instruments at fair value through profit or loss		82		1,617
	Interest expense		49		15
KB No.22 Special Purpose Acquisition Company	Fee and commission income		—		175
	Gains on financial instruments at fair value through profit or loss		351		1,089
	Interest expense		1		1
KB No.23 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss		213		—
	Interest expense		45		5
KB No.24 Special Purpose Acquisition Company	Interest expense		7		—
KB No.25 Special Purpose Acquisition Company	Interest expense		26		—
	Gains on financial instruments at fair value through profit or loss		1,095		—
KB No.26 Special Purpose Acquisition Company	Interest expense		22		—
	Gains on financial instruments at fair value through profit or loss		1,191		—
KB No.27 Special Purpose Acquisition Company	Interest expense		23		—
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income		244		259
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income		479		512
COSES GT Co., Ltd.	Losses on financial instruments at fair value through profit or loss		4,910		—
	Interest income		30		15
	Interest expense		—		1
	Provision for credit losses		—		3
	Reversal of credit losses		5		—
SuperNGine Co., Ltd.	Interest income		15		—
	Provision for credit losses		6		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023		2022
Associates and joint ventures
Desilo Inc.	Interest income	~~W~~	9	~~W~~	6
	Provision for credit losses		3		—
Turing Co., Ltd.	Interest expense		1		1
	Interest income		5		—
	Provision for credit losses		10		—
IGGYMOB Co., Ltd.	Interest expense		—		1
Kukka Co., Ltd.	Interest expense		—		2
ZIPDOC Inc.	Interest expense		—		1
	Reversal of credit losses		—		2
Grinergy Co., Ltd.	Provision for credit losses		1		—
	Interest expense		1		—
TeamSparta Inc.	Interest expense		178		8
	Fee and commission income		4		—
Chabot Mobility Co., Ltd.	Interest expense		—		1
	Fee and commission expense		1,563		409
Wemade Connect Co., Ltd.	Insurance income		1		2
	Interest expense		238		19
	Reversal of credit losses		—		2
	Provision for credit losses		11		—
TMAP Mobility Co., Ltd.	Interest expense		409		—
	Fee and commission income		1		—
	Fee and commission expense		809		—
	Reversal of credit losses		9		—
	Insurance income		83		—
Nextrade Co., Ltd.	Interest expense		2,177		—
WJ Private Equity Fund No.1	Fee and commission income		5		5
UPRISE, Inc.	Interest expense		—		3
Channel Corporation	Interest expense		48		16
CWhy Inc.	Insurance income		2		2
KB Social Impact Investment Fund	Fee and commission income		192		222
KB-UTC Inno-Tech Venture Fund	Fee and commission income		336		345
KBSP Private Equity Fund No.4	Fee and commission income		—		211
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income		878		561
2020 KB Fintech Renaissance Fund	Fee and commission income		110		110
KB Material and Parts No.1 PEF	Fee and commission income		616		264
FineKB Private Equity Fund No.1	Fee and commission income		365		480
	Gains on financial instruments at fair value through profit or loss		16		—
Paramark KB Fund No.1	Fee and commission income		97		318
KB-Badgers Future Mobility ESG Fund No.1	Fee and commission income		972		577
KB Bio Private Equity No.3 Ltd. *	Fee and commission income		—		4,085
KB-KTB Technology Venture Fund	Fee and commission income		550		462
THE CHAEUL FUND NO.1	Fee and commission income		—		48

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)		2023		2022
Associates and joint ventures
KB-Solidus Global Healthcare Fund	Fee and commission income	~~W~~	221	~~W~~	269
	Gains on financial instruments at fair value through profit or loss		8,400		—
SwatchOn Inc. *	Fee and commission income		—		5
	Interest expense		—		5
Gomi corporation Inc.	Interest income		61		42
	Interest expense		—		2
	Fee and commission income		1		1
	Insurance income		1		—
	Provision for credit losses		63		3
KB Cape No.1 Private Equity Fund	Fee and commission income		144		72
	Losses on financial instruments at fair value through profit or loss		89		—
KB-GeneN Medical Venture Fund No.1	Fee and commission income		66		54
KB-BridgePole Venture Investment Fund	Fee and commission income		101		84
KB-Kyobo New Mobility Power Fund	Fee and commission income		59		49
KB Co-Investment Private Equity Fund No.1	Fee and commission income		652		294
KB-NP Green ESG New Technology Venture Capital Fund	Fee and commission income		877		142
KB-FT 1st Green Growth Invetment Fund	Fee and commission income		101		—
	Interest expense		8		—
KB-SUSUNG 1st Inverstment Fund	Fee and commission income		80		—
Youngwon Corporation	Insurance income		1		—
3D Interactive Co., Ltd.	Fee and commission income		6		—
	Interest expense		7		—
	Provision for credit losses		3		—
Bigwave Robotics Crop.	Interest income		(1)		—
	Interest expense		1		—
Others
Retirement pension	Fee and commission income	~~W~~	1,165	~~W~~	1,015
	Interest expense		19		24

*	Excluded from the Group’s related party as of September 30, 2023.

Meanwhile, the Group purchased installment financial assets, etc. from KG Capital Co., Ltd. amounting to ~~W~~ 373,044 million and ~~W~~ 380,500 million for the nine-month periods ended September 30, 2023 and 2022, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)		September 30, 2023		December 31, 2022
Associates and joint ventures
Balhae Infrastructure Company	Other assets	~~W~~	1,271	~~W~~	1,306
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		34		38
	Deposits		2,316		27,889
	Provisions		1		2
	Insurance contract liabilities		2		1
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		32,874		32,948
	Loans measured at amortized cost (gross amount)		84,195		95,211
	Allowances for credit losses		44		12
	Other assets		578		615
	Deposits		48,156		48,639
	Provisions		44		18
	Insurance contract liabilities		142		89
	Other liabilities		430		446
Jungdo Co., Ltd.	Deposits		4		4
DongJo Co., Ltd.	Insurance contract liabilities		1		—
Dae-A Leisure Co., Ltd.	Deposits		149		154
Aju Good Technology Venture Fund	Deposits		674		7,222
	Other liabilities		—		73
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)		149,636		149,294
	Allowances for credit losses		2		1
	Property and equipment		6,824		9,915
	Other assets		8,742		8,591
	Insurance contract liabilities		78		46
	Other liabilities		9,904		14,227
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits		906		1,526
	Other liabilities		—		1
WJ Private Equity Fund No.1	Other assets		2		2
	Deposits		264		221
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss		1,861		2,017
RAND Bio Science Co., Ltd.	Deposits		6		3
	Loans measured at amortized cost (gross amount)		1		—
KG Capital Co., Ltd. *	Loans measured at amortized cost (gross amount)		—		40,040
	Allowances for credit losses		—		55
	Other assets		—		63
	Deposits		—		10
	Insurance contract liabilities		—		14
	Other liabilities		—		5

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2023		December 31, 2022
Associates and joint ventures
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	721	~~W~~	696
	Loans measured at amortized cost (gross amount)		2,209		3,345
	Allowances for credit losses		2		4
	Other assets		17		4
	Deposits		579		664
	Insurance contract liabilities		1		8
	Other liabilities		7		1
POSCO-KB Shipbuilding Fund	Other assets		760		177
Paycoms Co., Ltd. *	Financial assets at fair value through profit or loss		—		1,172
	Deposits		—		1
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)		17		18
	Deposits		155		19
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits		56		317
Iwon Alloy Co., Ltd.	Deposits		1		1
	Insurance contract liabilities		—		1
Computerlife Co., Ltd.	Deposits		—		3
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss		6,572		6,384
	Other liabilities		68		36
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss		20		17
Wyatt Corp.	Financial assets at fair value through profit or loss		6,000		6,000
	Deposits		1		1
	Insurance contract liabilities		102		75
Skydigital Inc.	Deposits		4		10
Banksalad Co., Ltd.	Financial assets at fair value through profit or loss		9,414		10,470
Spark Biopharma Inc.	Financial assets at fair value through profit or loss		7,450		7,450
	Loans measured at amortized cost (gross amount)		16		17
	Deposits		13,491		17,534
	Other liabilities		78		91
UPRISE, Inc.	Financial assets at fair value through profit or loss		5,676		5,248
	Deposits		—		27
Stratio, Inc.	Financial assets at fair value through profit or loss		1,000		1,000
Honest Fund, Inc.	Financial assets at fair value through profit or loss		3,999		3,999

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2023		December 31, 2022
Associates and joint ventures
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	2,000	~~W~~	2,000
	Loans measured at amortized cost (gross amount)		4		7
	Deposits		40		37
Channel Corporation	Financial assets at fair value through profit or loss		16,093		18,099
	Deposits		2,036		3,000
	Other liabilities		11		21
KB No.21 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,041		2,959
	Deposits		2,280		2,263
	Other liabilities		19		29
KB No.22 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,323		1,972
	Deposits		1,865		1,948
	Other liabilities		1		—
KB No.23 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,708		2,971
	Deposits		2,062		2,205
	Other liabilities		—		22
KB No.24 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss		—		6,975
	Deposits		—		9,983
	Other liabilities		—		1
KB No.25 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		1,990		—
	Deposits		1,595		—
	Other liabilities		26		—
KB No.26 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,186		—
	Deposits		1,771		—
	Other liabilities		22		—
KB No.27 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,995		—
	Deposits		4,979		—
	Other liabilities		23		—
COSES GT Co., Ltd.	Financial assets at fair value through profit or loss		—		4,930
	Loans measured at amortized cost (gross amount)		2		506
	Allowances for credit losses		—		4
	Other assets		—		2
	Deposits		11		1,213
CWhy Inc.	Insurance contract liabilities		1		—
Bomapp Inc. *	Deposits		—		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2023		December 31, 2022
Associates and joint ventures
MitoImmune Therapeutics	Financial assets at fair value through profit or loss	~~W~~	7,000	~~W~~	7,000
KB-Solidus Global Healthcare Fund	Other assets		221		350
Bioprotect Ltd.	Financial assets at fair value through profit or loss		4,555		3,802
Gomi corporation Inc.	Financial assets at fair value through profit or loss		4,000		4,000
	Loans measured at amortized cost (gross amount)		2,204		2,234
	Allowances for credit losses		77		17
	Other assets		7		5
	Deposits		137		915
	Other liabilities		1		1
	Provisions		3		—
	Insurance contract liabilities		2		—
SO-MYUNG RECYCLING Co., Ltd.	Insurance contract liabilities		1		—
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss		1,200		1,200
ClavisTherapeutics, Inc.	Financial assets at fair value through profit or loss		2,000		2,000
S&E Bio Co., Ltd.	Financial assets at fair value through profit or loss		4,000		4,000
	Loans measured at amortized cost (gross amount)		9		10
	Deposits		2,575		6,419
	Other liabilities		20		—
Bluepointpartners Inc.	Financial assets at fair value through profit or loss		2,203		2,133
4N Inc.	Financial assets at fair value through profit or loss		200		200
	Deposits		32		5
Xenohelix Co., Ltd	Financial assets at fair value through profit or loss		3,100		2,100
Contents First Inc.	Financial assets at fair value through profit or loss		7,277		7,277
	Loans measured at amortized cost (gross amount)		10,102		10,017
	Allowances for credit losses		6		1
	Other assets		45		2
	Deposits		419		5,010
	Provisions		1		—
	Other liabilities		5		21
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss		16,724		17,471
	Other assets		97		470
2020 KB Fintech Renaissance Fund	Other assets		37		37
OKXE Inc.	Financial assets at fair value through profit or loss		800		800

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2023		December 31, 2022
Associates and joint ventures
Mantisco Co., Ltd.	Loans measured at amortized cost (gross amount)	~~W~~	8	~~W~~	15
	Financial assets at fair value through profit or loss		3,000		3,000
	Deposits		—		623
Pin Therapeutics Inc.	Loans measured at amortized cost (gross amount)		22		13
	Financial assets at fair value through profit or loss		5,000		5,000
	Deposits		2,365		6,033
	Other liabilities		—		18
IMBiologics Corp.	Loans measured at amortized cost (gross amount)		2		4
	Financial assets at fair value through profit or loss		7,000		5,000
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)		606		6
	Deposits		118		17
	Allowances for credit losses		6		—
	Other assets		1		—
	Financial assets at fair value through profit or loss		1,996		1,996
Desilo Inc.	Financial assets at fair value through profit or loss		3,168		3,168
	Loans measured at amortized cost (gross amount)		300		300
	Allowances for credit losses		5		2
	Deposits		6		1
Turing Co., Ltd.	Financial assets at fair value through profit or loss		3,000		3,000
	Loans measured at amortized cost (gross amount)		1,130		—
	Allowances for credit losses		8		—
	Other assets		5		—
	Deposits		1,417		2,788
	Provisions		2		—
IGGYMOB Co., Ltd.	Financial assets at fair value through profit or loss		5,000		5,000
	Loans measured at amortized cost (gross amount)		47		15
	Deposits		1		254
Kukka Co., Ltd.	Financial assets at fair value through profit or loss		2,490		2,490
	Deposits		6		—
ZIPDOC Inc.	Financial assets at fair value through profit or loss		2,000		2,000
	Deposits		232		915

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2023		December 31, 2022
Associates and joint ventures
TeamSparta Inc.	Loans measured at amortized cost (gross amount)	~~W~~	16	~~W~~	—
	Financial assets at fair value through profit or loss		4,001		4,001
	Deposits		11,042		12,502
	Other liabilities		65		6
Chabot Mobility Co., Ltd.	Financial assets at fair value through profit or loss		2,000		2,000
	Deposits		47		86
Wemade Connect Co., Ltd.	Financial assets at fair value through profit or loss		12,261		12,000
	Loans measured at amortized cost (gross amount)		32		52
	Allowances for credit losses		6		—
	Provisions		10		2
	Deposits		8,194		10,370
	Insurance contract liabilities		—		2
	Other liabilities		48		28
Nextrade Co., Ltd.	Deposits		56,202		56,202
	Other liabilities		2,441		263
TMAP Mobility Co., Ltd.	Loans measured at amortized cost (gross amount)		78		—
	Allowances for credit losses		1		—
	Deposits		80,000		30,000
	Other liabilities		33		76
	Provisions		2		—
Taeyoungjungkong Co.,Ltd.	Loans measured at amortized cost (gross amount)		48		—
FutureConnect Co., Ltd.	Financial assets at fair value through profit or loss		1,499		1,499
Gushcloud Talent Agency	Financial assets at fair value through profit or loss		4,314		4,165
Grinergy	Financial assets at fair value through profit or loss		6,678		2,500
	Provisions		1		—
	Other liabilities		1		—
NexThera Co., Ltd.	Financial assets at fair value through profit or loss		2,000		2,000
FineKB Private Equity Fund No.1	Other assets		125		160
Paramark KB Fund No.1	Other liabilities		2		34
KB-Badgers Future Mobility ESG Fund No.1	Other liabilities		328		—
December & Company Inc.	Deposits		1		1
	Insurance contract liabilities		57		9
KB Social Impact Investment Fund	Other assets		192		436
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss		3,200		3,200
	Insurance contract liabilities		—		3

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)		September 30, 2023		December 31, 2022
Associates and joint ventures
G1 Playground Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	1,000	~~W~~	1,000
Hibiscus Fund LP	Financial assets at fair value through profit or loss		8,506		10,221
	Other assets		129		—
	Other liabilities		—		257
RMG-KB BioAccess Fund L.P.	Financial assets at fair value through profit or loss		3,620		2,753
	Other assets		82		—
RMG-KB BP Management Ltd.	Financial assets at fair value through profit or loss		125		77
KB Co-Investment Private Equity Fund No.1	Other assets		252		191
Spoon Radio Inc.	Financial assets at fair value through profit or loss		20,413		—
Neuroptika Inc.	Financial assets at fair value through profit or loss		5,879		—
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits		868		—
KB-FT 1st Green Growth Investment Fund	Deposits		700		—
	Other liabilities		8		—
Bigwave Robotics Crop.	Loans measured at amortized cost (gross amount)		26		—
	Financial assets at fair value through profit or loss		2,750		—
	Deposits		489		—
Blinkers Inc.	Financial assets at fair value through profit or loss		999		—
3D Interactive Co., Ltd.	Loans measured at amortized cost (gross amount)		32		—
	Allowances for credit losses		2		—
	Financial assets at fair value through profit or loss		2,300		—
	Deposits		2,140		—
	Other liabilities		20		—
XL8 INC.	Financial assets at fair value through profit or loss		5,241		—
Elev8-Capital Fund I	Financial assets at fair value through profit or loss		2,374		—
Youngwon Corporation	Loans measured at amortized cost (gross amount)		1,988		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)		September 30, 2023		December 31, 2022
Key management personnel
Key management personnel	Loans measured at amortized cost (gross amount)	~~W~~	5,741	~~W~~	6,299
	Allowances for credit losses		3		3
	Other assets		10		7
	Deposits		17,919		17,618
	Provisions		3		1
	Insurance contract liabilities		3,035		2,374
	Other liabilities		535		387
Others
Retirement pension	Other assets		1,087		778
	Other liabilities		21		10,141

*	Excluded from the Group’s related party as of September 30, 2023, therefore, the remaining outstanding balances with those entities are not disclosed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.3 Details of significant lending transactions with related parties for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	38	~~W~~	34	~~W~~	(38)	~~W~~	34
Incheon Bridge Co., Ltd.		128,159		20		(11,110)		117,069
Star-Lord General Investors Private Real Estate Investment Company No.10		149,294		342		—		149,636
KB Cape No.1 Private Equity Fund		2,017		—		(156)		1,861
RAND Bio Science Co., Ltd.		—		1		—		1
KG Capital Co., Ltd. *		40,040		—		(40,040)		—
Food Factory Co., Ltd.		4,041		431		(1,542)		2,930
Paycoms Co., Ltd. *		1,172		—		(1,172)		—
Big Dipper Co., Ltd.		18		17		(18)		17
RMGP Bio-Pharma Investment Fund, L.P.		6,384		188		—		6,572
RMGP Bio-Pharma Investment, L.P.		17		3		—		20
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		10,470		—		(1,056)		9,414
UPRISE, Inc.		5,248		428		—		5,676
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,007		4		(7)		2,004
KB No.21 Special Purpose Acquisition Company		2,959		82		—		3,041
KB No.22 Special Purpose Acquisition Company		1,972		351		—		2,323
KB No.23 Special Purpose Acquisition Company		2,971		—		(263)		2,708
KB No.24 Special Purpose Acquisition Company *		6,975		—		(6,975)		—
KB No.25 Special Purpose Acquisition Company		—		1,990		—		1,990
KB No.26 Special Purpose Acquisition Company		—		2,186		—		2,186
KB No.27 Special Purpose Acquisition Company		—		2,995		—		2,995
COSES GT Co., Ltd.		5,436		2		(5,436)		2
Channel Corporation		18,099		—		(2,006)		16,093
MitoImmune Therapeutics		7,000		—		—		7,000
Bioprotect Ltd.		3,802		753		—		4,555
Gomi corporation Inc.		6,234		4		(34)		6,204
Go2joy Co., Ltd.		1,200		—		—		1,200
ClavisTherapeutics, Inc.		2,000		—		—		2,000
S&E Bio Co., Ltd.		4,010		9		(10)		4,009
Bluepointpartners Inc.		2,133		70		—		2,203
4N Inc.		200		—		—		200
Xenohelix Co., Ltd.		2,100		1,000		—		3,100

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.3 Details of significant lending transactions with related parties for the nine-month periods ended September 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023
	Beginning		Loan		Collection		Ending
Contents First Inc.	~~W~~	17,294	~~W~~	102	~~W~~	(17)	~~W~~	17,379
KB-MDI Centauri Fund LP		17,471		—		(747)		16,724
OKXE Inc.		800		—		—		800
Checkmate Therapeutics Inc.		3,200		—		—		3,200
Mantisco Co., Ltd.		3,015		8		(15)		3,008
IMBiologics Corp.		5,004		2,002		(4)		7,002
Spark Biopharma Inc.		7,467		16		(17)		7,466
G1 Playground Co., Ltd.		1,000		—		—		1,000
Pin Therapeutics Inc.		5,013		22		(13)		5,022
Hibiscus Fund LP		10,221		—		(1,715)		8,506
SuperNGine Co., Ltd.		2,002		606		(6)		2,602
Desilo Inc.		3,468		—		—		3,468
RMG-KB BioAccess Fund L.P.		2,753		867		—		3,620
RMG-KB BP Management Ltd.		77		48		—		125
IGGYMOB Co., Ltd.		5,015		47		(15)		5,047
Turing Co., Ltd.		3,000		1,130		—		4,130
Kukka Co., Ltd.		2,490		—		—		2,490
ZIPDOC Inc.		2,000		—		—		2,000
Gushcloud Talent Agency		4,165		149		—		4,314
Grinergy		2,500		4,178		—		6,678
NexThera Co., Ltd.		2,000		—		—		2,000
Chabot Mobility Co., Ltd.		2,000		—		—		2,000
TeamSparta Inc.		4,001		16		—		4,017
FutureConnect Co., Ltd.		1,499		—		—		1,499
Wemade Connect Co., Ltd.		12,052		293		(52)		12,293
TMAP Mobility Co., Ltd		—		78		—		78
Taeyoungjungkong Co., Ltd.		—		55		(7)		48
Spoon Radio Co., Ltd		—		20,413		—		20,413
Neuroptika Inc.		—		5,879		—		5,879
Youngwon Corporation		—		4,794		(2,806)		1,988
Bigwave Robotics Crop.		—		2,776		—		2,776
Blinkers Inc.		—		999		—		999
3D Interactive Co., Ltd.		—		2,332		—		2,332
XL8 INC.		—		5,241		—		5,241
Elev8-Capital Fund I		—		2,374		—		2,374
Key management personnel		6,299		2,923		(3,481)		5,741

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.3 Details of significant lending transactions with related parties for the nine-month periods ended September 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	36	~~W~~	35	~~W~~	(36)	~~W~~	35
Incheon Bridge Co., Ltd.		151,489		15		(17,111)		134,393
Star-Lord General Investors Private Real Estate Investment Company No.10		—		150,000		(779)		149,221
KB Star Office Private Real Estate Master Fund No.1 *		10,000		—		(10,000)		—
KB Cape No.1 Private Equity Fund		1,591		314		—		1,905
RAND Bio Science Co., Ltd.		1		1		(1)		1
KG Capital Co., Ltd. *		40,074		38		(74)		40,038
Food Factory Co., Ltd.		4,216		1,528		(1,574)		4,170
Paycoms Co., Ltd. *		1,269		—		(70)		1,199
Big Dipper Co., Ltd.		17		3		(17)		3
RMGP Bio-Pharma Investment Fund, L.P.		5,423		1,070		—		6,493
RMGP Bio-Pharma Investment, L.P.		14		4		—		18
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		9,090		845		—		9,935
UPRISE, Inc.		1,250		3,998		—		5,248
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,006		3		(6)		2,003
KB No.17 Special Purpose Acquisition Company *		1,301		—		(1,301)		—
KB No.18 Special Purpose Acquisition Company *		3,881		—		(3,881)		—
KB No.19 Special Purpose Acquisition Company *		2,091		—		(2,091)		—
KB No.20 Special Purpose Acquisition Company *		3,135		—		(10)		3,125
KB No.21 Special Purpose Acquisition Company		—		3,107		—		3,107
KB No.22 Special Purpose Acquisition Company		—		2,079		—		2,079
KB No.23 Special Purpose Acquisition Company		—		1,495		—		1,495
COSES GT Co., Ltd.		5,445		5		(15)		5,435
Bomapp Inc. *		19		—		(19)		—
Channel Corporation		14,551		—		—		14,551
MitoImmune Therapeutics		7,000		—		—		7,000
Bioprotect Ltd.		3,557		322		—		3,879
Gomi corporation Inc.		4,733		1,537		(33)		6,237
Copin Communications, Inc. *		4,801		—		(4,801)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.3 Details of significant lending transactions with related parties for the nine-month periods ended September 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Beginning		Loan		Collection		Ending
Go2joy Co., Ltd.	~~W~~	1,200	~~W~~	—	~~W~~	—	~~W~~	1,200
ClavisTherapeutics, Inc.		2,000		—		—		2,000
S&E Bio Co., Ltd.		2,000		5		—		2,005
Bluepointpartners Inc.		2,278		—		(118)		2,160
4N Inc.		200		—		—		200
Xenohelix Co., Ltd.		2,100		—		—		2,100
Contents First Inc.		7,277		10,025		—		17,302
KB-MDI Centauri Fund LP		9,633		7,796		—		17,429
SwatchOn Inc. *		3,418		—		(3,418)		—
OKXE Inc.		800		—		—		800
GENINUS Inc.		5,872		—		(5,872)		—
Checkmate Therapeutics Inc.		2,200		—		—		2,200
Mantisco Co., Ltd.		3,001		16		(1)		3,016
IMBiologics Corp.		5,004		3		(4)		5,003
Spark Biopharma Inc.		4,967		2,525		(17)		7,475
G1 Playground Co., Ltd.		1,000		—		—		1,000
Pin Therapeutics Inc.		3,000		2,025		—		5,025
Hibiscus Fund LP		4,731		5,806		—		10,537
SuperNGine Co., Ltd.		1,998		11		(2)		2,007
Desilo Inc.		3,469		—		(1)		3,468
RMG-KB BioAccess Fund L.P.		353		2,559		—		2,912
RMG-KB BP Management Ltd.		7		67		—		74
IGGYMOB Co., Ltd		5,006		2		(6)		5,002
Turing Co., Ltd.		3,000		—		—		3,000
Kukka Co., Ltd.		—		2,490		—		2,490
ZIPDOC Inc.		—		2,000		—		2,000
Gushcloud Talent Agency		—		4,249		—		4,249
Grinergy		—		2,501		—		2,501
NexThera Co., Ltd.		—		2,000		—		2,000
Chabot Mobility Co., Ltd.		—		2,000		—		2,000
TeamSparta Inc.		—		4,001		—		4,001
FutureConnect Co., Ltd.		—		1,499		—		1,499
Wemade Connect Co., Ltd.		—		12,022		—		12,022
Key management personnel		4,591		4,134		(2,263)		6,462

*	Excluded from the Group’s related party as of September 30, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.4 Details of significant borrowing transactions with related parties for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning		Borrowing		Repayment		Others [1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	27,889	~~W~~	—	~~W~~	—	~~W~~	(25,573)	~~W~~	2,316
Incheon Bridge Co., Ltd.		48,639		67,100		(62,400)		(5,183)		48,156
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		154		—		—		(5)		149
Iwon Alloy Co., Ltd.		1		—		—		—		1
Computerlife Co., Ltd.		3		—		—		(3)		—
Skydigital Inc.		10		—		—		(6)		4
Aju Good Technology Venture Fund		7,222		1,323		(7,900)		29		674
KB-KDBC Pre-IPO New Technology Business Investment Fund		317		—		—		(261)		56
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		1,526		—		—		(620)		906
WJ Private Equity Fund No.1		221		—		—		43		264
KG Capital Co., Ltd. [2]		10		—		—		(10)		—
KB No.21 Special Purpose Acquisition Company		2,263		2,050		(2,000)		(33)		2,280
KB No.22 Special Purpose Acquisition Company		1,948		—		—		(83)		1,865
KB No.23 Special Purpose Acquisition Company		2,205		2,089		(4,223)		1,991		2,062
KB No.24 Special Purpose Acquisition Company [2]		9,983		—		—		(9,983)		—
KB No.25 Special Purpose Acquisition Company		—		1,500		—		95		1,595
KB No.26 Special Purpose Acquisition Company		—		1,670		—		101		1,771
KB No.27 Special Purpose Acquisition Company		—		4,390		—		589		4,979
RAND Bio Science Co., Ltd.		3		—		—		3		6
Food Factory Co., Ltd.		664		—		—		(85)		579
Paycoms Co., Ltd. [2]		1		—		—		(1)		—
Big Dipper Co., Ltd.		19		—		—		136		155
Wyatt Corp.		1		—		—		—		1
UPRISE, Inc.		27		—		—		(27)		—
CellinCells Co., Ltd.		37		—		—		3		40

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.4 Details of significant borrowing transactions with related parties for the nine-month periods ended September 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023
	Beginning		Borrowing		Repayment		Others [1]		Ending
COSES GT Co., Ltd.	~~W~~	1,213	~~W~~	—	~~W~~	—	~~W~~	(1,202)	~~W~~	11
Gomi corporation Inc.		915		—		—		(778)		137
S&E Bio Co., Ltd.		6,419		2,500		(1,000)		(5,344)		2,575
4N Inc.		5		—		—		27		32
Contents First Inc.		5,010		5,000		(9,000)		(591)		419
December & Company Inc.		1		—		—		—		1
Mantisco Co., Ltd.		623		—		—		(623)		—
Pin Therapeutics Inc.		6,033		7,217		(12,017)		1,132		2,365
Spark Biopharma Inc.		17,534		20,195		(22,187)		(2,051)		13,491
SuperNGine Co., Ltd.		17		—		—		101		118
Desilo Inc.		1		1		—		4		6
Turing Co., Ltd.		2,788		—		—		(1,371)		1,417
IGGYMOB Co., Ltd.		254		—		—		(253)		1
TMAP Mobility Co., Ltd.		30,000		90,000		(90,000)		50,000		80,000
Nextrade Co., Ltd.		56,202		—		—		—		56,202
Kukka Co., Ltd.		—		—		—		6		6
ZIPDOC Inc.		915		—		—		(683)		232
TeamSparta Inc.		12,502		5,000		(6,000)		(460)		11,042
Chabot Mobility Co., Ltd.		86		—		—		(39)		47
Wemade Connect Co., Ltd.		10,370		22,500		(22,717)		(1,959)		8,194
Channel Corporation		3,000		5,000		(6,000)		36		2,036
Bitgoeul Cheomdan Green 1st Co., Ltd.		—		—		—		868		868
KB-FT 1st Green Growth Investment Fund		—		700		—		—		700
Bigwave Robotics Crop.		—		—		—		489		489
3D Interactive Co., Ltd.		—		2,000		—		140		2,140
Key management personnel		17,619		15,025		(14,072)		(653)		17,919

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.4 Details of significant borrowing transactions with related parties for the nine-month periods ended September 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Beginning		Borrowing		Repayment		Others[1]		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	~~W~~	10,200	~~W~~	—	~~W~~	—	~~W~~	(7,083)	~~W~~	3,117
Incheon Bridge Co., Ltd.		35,487		28,000		(15,000)		(2,413)		46,074
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		17		—		—		65		82
Computerlife Co., Ltd.		—		—		—		2		2
Skydigital Inc.		85		—		—		(51)		34
Jo Yang Industrial Co., Ltd.		1		—		—		—		1
Aju Good Technology Venture Fund		6,286		6,077		(3,840)		(1,877)		6,646
KB-KDBC Pre-IPO New Technology Business Investment Fund		904		—		—		(403)		501
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		1,524		—		—		(1,169)		355
WJ Private Equity Fund No.1		260		—		—		(60)		200
KB Star Office Private Real Estate Master Fund No.1 [2]		2,578		—		(2,578)		—		—
KG Capital Co., Ltd. [2]		17		—		—		(11)		6
KB No.17 Special Purpose Acquisition Company [2]		1,687		—		(1,546)		(141)		—
KB No.18 Special Purpose Acquisition Company [2]		2,077		—		(2,016)		(61)		—
KB No.19 Special Purpose Acquisition Company [2]		1,013		—		(1,000)		(13)		—
KB No.20 Special Purpose Acquisition Company [2]		1,681		—		—		(19)		1,662
KB No.21 Special Purpose Acquisition Company		—		2,000		—		277		2,277
KB No.22 Special Purpose Acquisition Company		—		—		—		1,970		1,970
KB No.23 Special Purpose Acquisition Company		—		2,133		—		334		2,467
RAND Bio Science Co., Ltd.		443		—		—		(439)		4
Food Factory Co., Ltd.		839		511		(507)		(17)		826
Acts Co., Ltd.		154		—		—		(154)		—
Paycoms Co., Ltd. [2]		1		—		—		—		1
Big Dipper Co., Ltd.		—		300		(200)		49		149
Wyatt Corp.		1		—		—		—		1

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.4 Details of significant borrowing transactions with related parties for the nine-month periods ended September 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2022
	Beginning		Borrowing		Repayment		Others[1]		Ending
UPRISE, Inc.	~~W~~	4,001	~~W~~	—	~~W~~	—	~~W~~	(979)	~~W~~	3,022
CellinCells Co., Ltd.		38		—		—		(13)		25
COSES GT Co., Ltd.		1,939		—		—		(230)		1,709
SwatchOn Inc. [2]		686		—		—		(686)		—
Gomi corporation Inc.		3,188		—		—		(2,464)		724
S&E Bio Co., Ltd.		263		50		—		(157)		156
KB Pre IPO Secondary Venture Fund No.1 [2]		103		—		—		(103)		—
4N Inc.		39		—		—		(36)		3
Contents First Inc.		12,650		—		(10,000)		4,167		6,817
December & Company Inc.		1		—		—		—		1
GENINUS Inc. [2]		34,415		—		—		(34,415)		—
Mantisco Co., Ltd.		386		—		—		889		1,275
Pin Therapeutics Inc.		—		15,000		(6,000)		378		9,378
Spark Biopharma Inc.		6,015		30,463		(15,510)		(1,881)		19,087
G1 Playground Co., Ltd.		354		—		—		(329)		25
SuperNGine Co., Ltd.		944		—		—		(739)		205
Desilo Inc.		168		—		—		(163)		5
Turing Co., Ltd.		1,054		—		—		304		1,358
IGGYMOB Co., Ltd.		2,938		—		—		(2,217)		721
Kukka Co., Ltd.		—		—		—		7		7
ZIPDOC Inc.		—		—		—		1,551		1,551
TeamSparta Inc.		—		—		—		12,688		12,688
Chabot Mobility Co., Ltd.		—		—		—		69		69
Wemade Connect Co.,Ltd.		—		3,294		—		3,847		7,141
Wise Asset Management Co., Ltd.		—		6		—		—		6
Channel Corporation		—		3,000		—		—		3,000
Key management personnel		16,996		15,272		(12,004)		(1,621)		18,643

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related party as of September 30, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.5 Details of significant investment and withdrawal transactions with related parties for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023				2022
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Balhae Infrastructure Company	~~W~~	—	~~W~~	5,820	~~W~~	—	~~W~~	21,177
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2 *		—		—		—		5
KB Pre IPO Secondary Venture Fund No.1 *		—		—		—		2,625
KB-KDBC Pre-IPO New Technology Business Investment Fund		—		—		—		1,400
KB-SJ Tourism Venture Fund		—		—		—		400
Korea Credit Bureau Co., Ltd.		—		90		—		—
KB-UTC Inno-Tech Venture Fund		—		2,250		—		—
KB-Solidus Global Healthcare Fund		6,700		9,740		—		19,630
KB-Stonebridge Secondary Private Equity Fund		—		7,191		4,369		3,356
KB Star Office Private Real Estate Master Fund No.1 *		—		—		—		42,118
KB SPROTT Renewable Private Equity Fund No.1		—		476		12,247		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		1,800		2,572		1,320		3,628
KB Bio Private Equity No.3 Ltd. *		—		—		—		10,000
Project Vanilla Co., Ltd.*		—		—		—		180
KB-TS Technology Venture Private Equity Fund		—		672		—		2,968
KB Brain KOSDAQ Scaleup New Technology Business Investment Fund		—		7,600		—		2,800
Aju Good Technology Venture Fund		—		10,300		—		4,400
498/7 Owners LLC *		—		—		—		166,851
KB-KTB Technology Venture Fund		5,600		—		5,600		—
KB-SOLIDUS Healthcare Investment Fund		4,961		—		13,500		—
Paramark KB Fund No.1		2,862		—		12,270		—
FineKB Private Equity Fund No.1		—		2,125		7,500		3,100
KB-GeneN Medical Venture Fund No.1		—		—		2,000		—
KB-BridgePole Venture Investment Fund		—		—		850		—
KB-Kyobo New Mobility Power Fund		—		—		3,000		—
DA-Friend New Technology Investment Fund No.2		—		—		988		—
Cornerstone Pentastone Fund No.4		—		—		818		—
SKS-VLP New Technology Investment Fund No.2		—		1,156		1,156		—
JS Private Equity Fund No.3		—		—		1,700		—
Mirae Asset Mobility Investment Fund No.1		—		—		2,000		—
KB-FT 1st Green Growth Investment Fund 1		—		—		2,000		—
THE CHAEUL FUND NO.1		—		—		1,000		—
Star-Lord General Investors Private Real Estate Investment Company No.10		—		—		46,700		10
KB Co-Investment Private Equity Fund No.1		2,208		—		7,268		—
Glenwood Credit Private Equity Fund No.2		—		—		42,000		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.5 Details of significant investment and withdrawal transactions with related parties for the nine-month periods ended September 30, 2023 and 2022, are as follows: (cont’d)

(In millions of Korean won)	2023		2022
	Equity investment and others	Withdrawal and others	Equity investment and others	Withdrawal and others
Apollo REIT PropCo LLC *	—	—	19,968	19,968
TMAP Mobility Co., Ltd.	—	—	200,000	—
POSITIVE Sobujang Venture Fund No.1	—	—	2,000	—
History 2022 Fintech Fund	—	—	2,000	—
PEBBLES-MW M.C.E New Technology Investment Fund 1st	—	329	2,000	—
KB-NP Green ESG New Technology Venture Capital Fund	4,350	—	5,000	—
KB-Badgers Future Mobility ESG Fund No.1	5,540	—	—	—
Lakewood-AVES Fund No.1	2,000	—	—	—
MW-Pyco NewWave New Technology Investment Fund 4th	2,000	—	—	—
KB No.24 Special Purpose Acquisition Company *	25	25	—	—
KB No.25 Special Purpose Acquisition Company	5	—	—	—
KB No.26 Special Purpose Acquisition Company	5	—	—	—
Bitgoeul Cheomdan Green 1st Co., Ltd.	190	—	—	—
KB-SUSUNG 1st Inverstment Fund	2,000	—	—	—
Friend 55 New Technology Business Investment Fund	1,200	—	—	—
Hahn & Company No. 4-3 Private Equity Fund	8,188	—	—	—
KB No.27 Special Purpose Acquisition Company	5	—	—	—
DSIP-Pharos Bioenergy Fund	4,000	—	—	—
Shinhan-Eco Venture Fund 2nd	500	—	—	—
Leading H2O Fund 1	1,500	—	—	—
2023 JB Newhech No.2 Fund	1,800	—	—	—

*	Excluded from the Group’s related party as of September 30, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.6 Unused commitments provided to related parties as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won or in a US Dollar or Malaysian ringgit or in Indonesian rupiah)		September 30, 2023		December 31, 2022
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	~~W~~	6,154	~~W~~	6,154
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		566		562
Incheon Bridge Co., Ltd	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		80		89
TeamSparta Inc.	Loan commitments in Korean won		1,000		—
	Unused lines of credit for credit card		224		—
Turing Co., Ltd.	Loan commitments in Korean won		370		—
3D Interactive Co., Ltd.	Other commitments in foreign currency		2,071		—
	Unused lines of credit for credit card		18		—
KG Capital Co., Ltd.*	Unused lines of credit for credit card		—		110
Food Factory Co., Ltd.	Unused lines of credit for credit card		53		52
KB No.23 Special Purpose Acquisition Company	Unused lines of credit for credit card		12		12
CellinCells Co., Ltd.	Unused lines of credit for credit card		20		17
RAND Bio Science Co., Ltd.	Unused lines of credit for credit card		24		25
Big Dipper Co., Ltd.	Unused lines of credit for credit card		28		27
Gomi corporation Inc.	Unused lines of credit for credit card		28		16
COSES GT Co., Ltd.	Unused lines of credit for credit card		46		24
Spark Biopharma Inc.	Unused lines of credit for credit card		34		33
Mantisco Co., Ltd.	Unused lines of credit for credit card		—		15
IMBiologics Corp.	Unused lines of credit for credit card		20		18
SuperNGine Co., Ltd.	Unused lines of credit for credit card		34		14
IGGYMOB Co., Ltd.	Unused lines of credit for credit card		3		35
Pin Therapeutics Inc.	Unused lines of credit for credit card		28		37
Grinergy	Unused lines of credit for credit card		10		10
S&E Bio Co., Ltd.	Unused lines of credit for credit card		41		40
Wemade Connect Co., Ltd.	Unused lines of credit for credit card		168		148
TMAP Mobility Co., Ltd.	Unused lines of credit for credit card		738		—
Contents First Inc.	Unused lines of credit for credit card		398		—
4N Inc.	Unused lines of credit for credit card		22		—
Bigwave Robotics Crop.	Unused lines of credit for credit card		74		—
KB-TS Technology Venture Private Equity Fund	Purchase of securities		110		110
KB SPROTT Renewable Private Equity Fund No.1	Purchase of securities		—		5,140
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		864		864
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		13,488		15,288
All Together Korea Fund No.2	Purchase of securities		990,000		990,000
KB-KTB Technology Venture Fund	Purchase of securities		5,600		11,200
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities		65,239		70,200
KB Co-Investment Private Equity Fund No.1	Purchase of securities		13,524		15,732

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.6 Unused commitments provided to related parties as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won or in a US Dollar or Malaysian ringgit or in Indonesian rupiah)		September 30, 2023		December 31, 2022
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities	~~W~~	37,323	~~W~~	42,863
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities		36,300		40,650
FineKB Private Equity Fund No.1	Purchase of securities		9,125		9,125
KB-Solidus Global Healthcare Fund	Purchase of securities		2,120		2,120
	Commitments on loss absorption priority		4,500		4,500
Paramark KB Fund No.1	Purchase of securities		14,524		17,832
Smart Korea KB Future9-Sejong Venture Fund	Purchase of securities		2,000		—
Hahn & Company No. 4-3 Private Equity Fund	Purchase of securities		59,268		—
Shinhan-Eco Venture Fund 2nd	Purchase of securities		2,000		—
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities		USD 3,868,166		USD 4,094,487
RMGP Bio-Pharma Investment, L.P.	Purchase of securities		USD 10,424		USD 10,731
KB-MDI Centauri Fund LP	Purchase of securities		USD 1,447,518		USD 1,744,518
Hibiscus Fund LP	Purchase of securities		MYR 16,666,667		MYR 16,666,667
RMG-KB BP Management Ltd.	Purchase of securities		USD 670,246		USD 699,733
RMG-KB BioAccess Fund L.P.	Purchase of securities		USD 26,085,514		USD 27,428,899
Elev8-Capital Fund I	Purchase of securities		IDR 2,731,170,200		—
Key management personnel	Loan commitments in Korean won		2,960		2,354

*	Excluded from the Group’s related party as of September 30, 2023.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

34.7 Details of compensation to key management personnel for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	5,864	~~W~~	730	~~W~~	6,878	~~W~~	13,472
Registered directors (non-executive)		790		—		—		790
Non-registered directors		13,628		520		12,469		26,617

	~~W~~	20,282	~~W~~	1,250	~~W~~	19,347	~~W~~	40,879

(In millions of Korean won)	2022
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	5,647	~~W~~	650	~~W~~	3,254	~~W~~	9,551
Registered directors (non-executive)		794		—		—		794
Non-registered directors		12,229		401		6,957		19,587

	~~W~~	18,670	~~W~~	1,051	~~W~~	10,211	~~W~~	29,932

34.8 Details of collateral provided by related parties as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	Assets held as collateral	September 30, 2023		December 31, 2022
Key management personnel	Time deposits and others	~~W~~	876	~~W~~	457
	Real estate		6,326		7,483

As of September 30, 2023, Incheon Bridge Co., Ltd. a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Group and 5 other institutions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

35. Events after the reporting period

According to the resolution of the Board of Directors on October 24, 2023, the quarterly dividends per share of ~~W~~ 510 (total dividends: ~~W~~ 194,998 million) with dividend record date of September 30, 2023 were paid on November 8, 2023. The Group’s consolidated financial statements as of September 30, 2023, do not reflect this dividends payable.